NI 43-101 TECHNICAL REPORT
PRELIMINARY ECONOMIC ASSESSMENT
FOR THE
TERRONERA PROJECT
JALISCO STATE
MEXICO

Report Date: April 30, 2015

Effective Date: March 25, 2015

Qualified Persons:
Peter J. Smith, P.Eng.
Eugenio Iasillo, P.E.
Eugene Puritch, P.Eng.
Richard Sutcliffe, P. Geo.
David Burga, P. Geo.
Jarita Barry, P. Geo.
Richard Routledge, P. Geo.
James Pearson, P.Eng.
Scott Fleming, P.E.

Prepared For:

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

Table of Contents

1.0	SUMMARY	10

1.1	INTRODUCTION	10
1.2	LOCATION AND PROPERTY DESCRIPTION	11
1.3	OWNERSHIP	11
1.4	HISTORY	12
1.5	GEOLOGY AND MINERALIZATION	12
1.6	EXPLORATION PROGRAM	13
1.6.1	2010 Exploration Program	13
1.6.2	2011 Exploration Program	13
1.6.3	2012 Exploration Program	13
1.6.4	2013 Exploration Program	13
1.6.5	2014 Exploration Program	13
1.7	2013 MINERAL RESOURCE ESTIMATE	14
1.7.1	Animas-Los Negros, El Tajo and Real Veins	14
1.7.2	Terronera Vein	14
1.7.3	Cut-off Grade	14
1.8	MINERAL PROCESSING AND METALLURGICAL TESTING	15
1.9	MINING METHODS	15
1.10	RECOVERY METHODS	16
1.11	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT	16
1.12	CAPITAL AND OPERATING COSTS	17
1.13	ECONOMIC ANALYSIS	17
1.14	CONCLUSIONS AND RECOMMENDATIONS	18

2.0	INTRODUCTION	20

2.1	ISSUER AND PURPOSE OF REPORT	20
2.2	SOURCES OF INFORMATION AND DATA	20
2.3	QUALIFIED PERSONS	21
2.4	UNITS AND CURRENCIES	22

3.0	RELIANCE ON OTHER EXPERTS	24

4.0	PROPERTY DESCRIPTION AND LOCATION	26

4.1	OWNERSHIP AND PROPERTY DESCRIPTION	27
4.2	MEXICAN REGULATIONS FOR MINERAL CONCESSIONS	29
4.2.1	Licences, Permits and Environment	29

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
	PHYSIOGRAPHY	31

5.1	ACCESSIBILITY AND LOCAL RESOURCES	31
5.2	PHYSIOGRAPHY AND CLIMATE	31
5.3	INFRASTRUCTURE	32

6.0	HISTORY	34

6.1	SAN SEBASTIAN DEL OESTE MINING DISTRICT	34
6.2	HISTORICAL EXPLORATION AT TERRONERA	34
6.2.1	Previous Resource Estimates	35

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

6.2.2	Previous Production	36

7.0	GEOLOGICAL SETTING AND MINERALIZATION	37

7.1	REGIONAL GEOLOGY	37
7.2	PROPERTY GEOLOGY	38
7.3	DEPOSIT GEOLOGY	40
7.4	STRUCTURE	40
7.5	MINERALIZATION AND ALTERATION	40

8.0	DEPOSIT TYPES	41

9.0	EXPLORATION	43

9.1	EXPLORATION 2010 – 2013	43
9.1.1	2010 Exploration Program	43
9.1.2	2011 Exploration Program	43
9.1.3	2012 and 2013 Exploration Program	44
9.2	EXPLORATION 2014	45
9.2.1	Surface Geological Mapping and Sampling	45

10.0	DRILLING	53

10.1	DRILLING 2011-2014	53
10.1.1	2011 Drilling Program	53
10.1.2	2012 Drilling Program	54
10.1.3	2013 Drilling Program	55
10.2	2014 DRILLING PROGRAM	55

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	62

12.0	DATA VERIFICATION	65

12.1	SITE VISIT AND DUE DILIGENCE SAMPLING	65
12.2	QUALITY ASSURANCE/QUALITY CONTROL PROGRAM	66
12.3	CERTIFIED REFERENCE MATERIALS	67
12.3.1	Performance of Blank Material	71
12.4	DUPLICATE SAMPLES	73
12.5	CHECK ASSAYS	74
12.6	RECOMMENDATIONS AND CONCLUSIONS	76

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	77

13.1	TEST PROGRAM OBJECTIVES	77
13.2	METALLURGICAL TESTING	77
13.2.1	Sample Characterization	78
13.2.2	Specific Gravity Determination	78
13.2.3	Crushing and Bond Ball Mill Work Index	79
13.2.4	Grind Calibration and Rougher Flotation	79
13.3	PROCESSING OPTIONS	82
13.3.1	Direct Ore Cyanidation	82
13.3.2	Flotation and Cyanidation of Concentrates	82
13.3.3	Gravity Concentration	82
13.4	MASS BALANCE AND PROJECTED LEVELS OF RECOVERY	83
13.5	CONCLUSIONS	84
13.6	RECOMMENDATIONS	85

14.0	RESOURCE ESTIMATE	86

14.1	SUMMARY	86
14.2	PREVIOUS RESOURCE ESTIMATE	89

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

14.3	SOURCE OF DATA	90
14.3.1	Database	90
14.3.2	Composites	90
14.3.3	Capping	91
14.3.4	Wireframes	91
14.3.5	Model Definition	91
14.3.6	Block Model	92
14.3.7	Resources Parameters	92
14.3.8	Report of Resources Calculation	92
14.3.9	Longitudinal Section	92
14.3.10	Data Verification	92
14.4	TERRONERA DIAMOND DRILL HOLE DATABASE	94
14.4.1	Drill Hole Collar Surveys	95
14.4.2	Down Hole Surveys	95
14.4.3	Assay/Analytical Database	97
14.5	WIREFRAMES	99
14.6	ASSAY GRADE DISTRIBUTIONS AND GRADE CAPPING	105
14.6.1	Assay Compositing	105
14.7	BULK DENSITY	105
14.8	VARIOGRAPHY	110
14.8.1	P&E Variography	111
14.9	BLOCK MODEL	114
14.9.1	Block Model Grade Interpolation	114
14.10 MINERAL RESOURCE CLASSIFICATION		115
14.10.1	Mineral Resource Reporting	117
14.10.2	Block Model Validation and Resource Audit	119
14.10.3	P&E Independent Estimate	122
14.10.4	Block model: PETRV	125
14.10.5	Resource Estimation Conclusions	127
14.11 RECOMMENDATIONS		128

15.0	MINERAL RESERVE ESTIMATES	130

16.0	MINING METHODS	131

16.1	MINERAL RESOURCES CONSIDERED	131
16.2	MINE AND STOPE DEVELOPMENT	132
16.3	MECHANIZED NON-CAPTIVE CUT & FILL MINING METHOD	134
16.4	DILUTED AND RECOVERED MINERALIZATION	135
16.5	SCHEDULES	138
16.6	DEVELOPMENT	138
16.7	STOPING	143

17.0	RECOVERY METHODS	147

17.1	SUMMARY	147
17.2	PROCESS DESCRIPTION	148
17.3	ENERGY AND WATER REQUIREMENTS	152
17.4	BENEFICIATION PLANT PROCESS REAGENTS	153

18.0	PROJECT INFRASTRUCTURE	154

18.1	EXISTING INFRASTRUCTURE	154
18.2	INFRASTRUCTURE FOR PROJECT	154
18.3	PROCESS PLANT	155
18.4	DRY TAILINGS FILTER PLANT	155
18.5	ANCILLARY BUILDINGS	155

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18.6	ACCESS	155
18.7	POWER SUPPLY AND DISTRIBUTION	155
18.8	WATER SUPPLY AND DISTRIBUTION	156
18.9	WASTE MANAGEMENT	156
18.10	SURFACE WATER CONTROL	156
18.11	COMMUNICATIONS	156
18.12	CAMP FACILITIES	156

19.0	MARKET STUDIES AND CONTRACTS	157

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT	159

20.1	TERRONERA MINE SITE SURFACE FACILITIES LAYOUT	159
20.2	ENVIRONMENTAL LIABILITY	159
20.3	ENVIRONMENTAL PERMITTING	160
20.4	EXISTING SITE CONDITIONS	165
20.4.1	Baseline Studies	165
20.4.2	Topography	165
20.4.3	Meteorology – Air Quality	165
20.4.4	Soil	166
20.4.5	Geotechnical and Seismic Issues	166
20.4.6	Hydrology	166
20.4.7	Land Use	168
20.4.8	Vegetation and Ecosystems	168
20.4.9	Fauna	169
20.5	SUBSTANCES AND RESIDUES TO BE USED AND PRODUCED BY THE MINING OPERATIONS	169
20.6	GEOCHEMICAL CHARACTERIZATION OF THE WASTE ROCK AND TAILS	170
20.7	ENVIRONMENTAL PROGRAM	170
20.7.1	Surface Water Management	170
20.7.2	Groundwater Management	171
20.7.3	Air Quality Management	171
20.7.4	Soil Management	171
20.7.5	Solid Waste	172
20.8	TAILINGS DISPOSAL FACILITY (“TSF”)	172
20.8.1	TSF Location and Geometry	172
20.8.2	TSF Operating Methodology	173
20.8.3	Tailings Transport and Deposition	173
20.9	HAUL ROADS AND MINE ACCESS INFRASTRUCTURE	173
20.10	SOCIOECONOMIC AND COMMUNITY RELATIONS	174
20.11	PROPERTY AGREEMENTS FOR MINE SURFACE FACILITIES	174
20.12	CULTURAL AND HISTORICAL RESOURCE STUDIES	174
20.12.1	Archeological Artifacts and Studies	175
20.13	RECLAMATION AND CLOSURE ACTIVITIES	175
20.13.1	Mine Surface Disturbance Closure Activities	175
20.13.2	Mine Underground Infrastructure Closure Activities	176

21.0	CAPITAL & OPERATING COSTS	177

21.1	CAPITAL COST ESTIMATES	177
21.1.1	Basis of Capital Costs	177
21.1.2	Pre-Production Mine Capital Costs	178
21.1.3	Process Plant & Dry Tailings Plant	179
21.1.4	Initial Capital Costs	180
21.1.5	Mine Closure Costs	181
21.1.6	Sustaining Capital Costs	182
21.2	OPERATING COST ESTIMATES	182

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21.2.1	Basis of Operating Costs	182
21.2.2	Operating Cost Estimates	182

22.0	ECONOMIC ANALYSIS	184

22.1	INTRODUCTION	184
22.2	TECHNICAL AND FINANCIAL ASSUMPTIONS	184
22.3	ECONOMIC ANALYSIS SUMMARY	186
22.4	CASH FLOWS	186
22.5	TAXES AND TAX TREATMENT	189
22.6	SENSITIVITY ANALYSIS	189

23.0	ADJACENT PROPERTIES	191

24.0	OTHER RELEVANT DATA AND INFORMATION	194

24.1	PROJECT EXECUTION PLAN	194

25.0	INTERPRETATION AND CONCLUSIONS	196

25.1	INTERPRETATION	196
25.2	CONCLUSIONS	197

26.0	RECOMMENDATIONS	198

26.1	DATA VERIFICATION	198
26.2	MINERAL RESOURCES AND RESERVES	198
26.3	MINERAL PROCESSING AND METALLURGICAL TESTING	198
26.4	ENVIRONMENTAL	199
26.5	FURTHER STUDIES	199

27.0	REFERENCES	200

28.0	CERTIFICATES	201

APPENDIX A – Mine and Stope Development Figures 1, 2, 3, and 4
APPENDIX B – Memo dated November 5, 2014 “Analysis of Metallurgical Data”
APPENDIX C – Plant Drawings

TABLES AND FIGURES
Table 1-1: Summary of the Terronera Mineral Resources at a Cut-off Grade of 100 g/t AgEq	15
Table 1-2: Base Case After-Tax NPV and IRR Sensitivities	18
Table 2-1: List of Abbreviations	22
Table 4-1: Summary of the Mineral Concessions Owned by Endeavour Silver	28
Table 4-2: Summary of Endeavour Silver’s Surface Access Rights	30
Table 6-1: Summary of Historic Exploration on the San Sebastian Property	35
Table 9-1: Significant Assays for rock samples collected in the Quiteria West area	50
Table 10-1: Terronera Surface Exploration Drilling Activities 2011 - 2014	53
Table 10-2: 2014 Drill Hole Summary for the Terronera Surface Diamond Drilling Program	56
Table 10-3: Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the Terronera Vein Area	57
Table 12-1: Terronera Project QC Samples	67
Table 12-2: Summary of CRM Samples Used in Terronera Surface Diamond Drilling Program	67
Table 13-1: Head Analysis Composite Samples	78
Table 13-2: Bond Abrasion Index	79
Table 13-3: Bond Crushing and Ball Mill Work Index	79
Table 13-4: Rougher Flotation - Grind Size vs Recovery Low Grade Composite	80
Table 13-5: Rougher Flotation - Grind Size vs Recovery Medium Grade Composite	81
Table 13-6: Rougher Flotation – Grind Size vs Recovery High Grade Composite	81
Table 13-7: Fine Grind Mass Balance (Steady State) Flotation Recovery and Mass Flow	84

TERRONERA PROJECT
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Table 14-1: Terronera Mineral Resources at a 100 g/t AgEq Cut-off	87
Table 14-2: Terronera Mineral Resources at a 100 g/t AgEq Cut-off	90
Table 14-3: Holes with Excessive Deviation	94
Table 14-4: Summary of Diamond Drill Hole Database	95
Table 14-5: Assay Database Statistics	98
Table 14-6: Resource Cut-Off Grade	100
Table 14-7: Summary of Drill Hole Intercepts in TRV Resource Wireframes	101
Table 14-8: Summary Statistics for Capped Resource Assays (Trv Vein)	110
Table 14-9: Endeavour Silver Grade Interpolation Search Criteria	114
Table 14-10: Summary of Terronera Resources at a cut-off grade of 100 g/t AgEq(1-11)	117
Table 14-11: Resources Sensitivity to Cut-Off Grade	118
Table 14-12: Comparison of Grades for Ag Assays, Composites and Global Block Models for TRV Vein	120
Table 14-13: Endeavour Silver Wireframe Volumetrics versus Reported Resources	121
Table 14-14: Comparison of ID3 and NN Interpolation Results	121
Table 14-15: P&E Search and Interpolations Parameters	124
Table 14-16: Comparison of P&E Global Estimate to Endeavour Silver Resource Estimate for the TRV Vein (ktonnes)	125
Table 14-17: Comparison of P&E Classification to Endeavour Silver Classification	126
Table 14-18: Proposed In-Fill Drilling	129
Table 16-1: Summary of 2014 Terronera Resources @ 100 g/t Cut-Off	131
Table 16-2: Mine Plan Cut-Off Parameters	131
Table 16-3: Undiluted Unrecovered Potentially Economic Resources Considered	132
Table 16-4: Life-Of-Mine Development Summary	134
Table 16-5: Dilution and Mine Recovery Parameters	135
Table 16-6: Summary of Development Mineralization	136
Table 16-7: Summary of Diluted Recovered Stope Mineralization	137
Table 16-8: Summary of Total Diluted Recovered Mineralization	138
Table 16-9: Development Schedule	139
Table 16-10: Mineral Development Schedule	140
Table 16-11: Stoping Schedule	143
Table 17-1: Reagents and Dosage	153
Table 19-1: Annual High, Low, and Average London PM Fix for Gold and Silver from 2000 to 2014	157
Table 20-1: Environmental Permits required for the Terronera Project	162
Table 20-2: Return Period Storm Event Precipitation for the Terronera Project	167
Table 20-3: Reagents Proposed to be Utilized in the Terronera Flotation Process	169
Table 21-1: Mine Development Cost Estimate	178
Table 21-2: Mine Equipment Cost Estimate	179
Table 21-3: Process Plant & Dry Tailings Plant Cost Estimates	179
Table 21-4: Summary of Initial Capital Costs	180
Table 21-5: Summary of Mine Closure Costs	181
Table 21-6: Summary of Sustaining Capital Costs	182
Table 22-1: Base Case Financial & Technical Assumptions	185
Table 22-2: Summary of After-Tax Economic Analysis	186
Table 22-3: Discounted After-Tax Cash Flow Financial Model	188
Table 22-4: Base Case After-Tax NPV and IRR Sensitivities	190
Table 26-1: Estimated Cost of Pre-Feasibility Study	199

Figure 4-1: Terronera Project Location Map	26
Figure 4-2: Terronera Project Claim Map	27
Figure 5-1: View of the Topography Surrounding the Town of San Sebastián	32
Figure 5-2: View of the Town of San Sebastián del Oeste, Jalisco	33
Figure 7-1: Geology of the San Sebastian del Oeste Area	38
Figure 7-2: Terronera Property Geology Showing Location of the Mineralized Veins	39
Figure 8-1: Alteration and Mineral Distributions within a Low-Sulphidation Epithermal Vein System	42
Figure 9-1: Exploration Targets in the Terronera Project Area	45
Figure 9-2: Surface Map showing La Cascada Mine and Trenches Conducted in the Area	47

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

Figure 9-3: Entrance to the La Cascada Mine	47
Figure 9-4: Secondary Veinlets at the Terronera Vein, inside the La Cascada Mine.	48
Figure 9-5 and Figure 9-6: Photographs of the La Cascada Mine	48
Figure 9-7: Geological Map of the Resoyadero Mine	50
Figure 9-8: Geological Map of the Otates Mine	51
Figure 9-9: Geological Map of the Copales Mine	51
Figure 9-10 and Figure 9-11: Photographs of the Quiteria West vein	52
Figure 9-12: Photograph showing Los Cables pit	52
Figure 9-13: Photograph showing trench in the Quiteria West vein	52
Figure 10-1: Surface Map Showing Completed Drill Holes (black) in the Terronera Area	59
Figure 10-2: Longitudinal Section (Looking Northeast) Showing the Intersection Points on the Terronera Vein	60
Figures 10-3 & 10-4: Cross-Sections through holes TR07-1, TR07-2 & TR07-3 and TR14-1, TR14-2, TR14-3 & TR14-4 Drilled to test the Terronera Vein	60
Figures 10-5 & 10-6: Cross-Sections through holes TR15-1 & TR15-2 and TR17-1, TR17-2 & TR17-3 Drilled to test the Terronera Vein	61
Figures 10-7 & 10-8: Cross-Sections through holes TR20-1, TR20-2, TR20-3 & TR20-4 and TR22-1, TR22-2 & TR22-3 Drilled to test the Terronera Vein	61
Figure 11-1: Flow Sheet for Terronera Core Sampling, Preparation and Analysis	64
Figure 12-1: Terronera Due Diligence Sample Results for Gold: November 2014	65
Figure 12-2: Terronera Due Diligence Sample Results for Silver: November, 2014	66
Figure 12-3: Performance of CDN-ME-11 for Gold	69
Figure 12-4: Performance of CDN-ME-11 for Silver	69
Figure 12-5: Performance of CDN-GS-5J for Gold	69
Figure 12-6: Performance of CDN-GS-5J for Silver	70
Figure 12-7: Performance of CDN-FSM-6 for Gold	70
Figure 12-8: Performance of CDN-FSM-6 for Silver	70
Figure 12-9: Performance of CDN-FSM-7 for Gold	71
Figure 12-10: Performance of CDN-FSM-7 for Silver	71
Figure 12-11: Performance of Blank for Gold	72
Figure 12-12: Performance of Blank for Silver	72
Figure 12-13: Performance of Crushed Field Duplicates for Gold	73
Figure 12-14: Performance of Crushed Field Duplicates for Silver	74
Figure 12-15: Performance of Inspectorate Check Assays for Gold	75
Figure 12-16: Performance of Inspectorate Check Assays for Silver	75
Figure 14-1: Drill Hole and Channel Sample Location Plan and Surface Projection of the Terronera Vein Wireframes	96
Figure 14-2: 3D Perspective of Drill holes and Terronera Veins’ Wireframes*	97
Figure 14-3: Inclined Longitudinal Section Showing TRV Vein Intercepts and Endeavour Silver Wireframes*	102
Figure 14-4: P&E Cross Section 550SE Showing the TRV and HWTRV2 Resource Wireframes and Silver Equivalent Assay Grades	103
Figure 14-5: P&E Cross Section 950SE Showing the TRV and HWTRV3 Wireframes and Silver Equivalent Assay Grades	104
Figure 14-6: Histograms of Raw Recoverable Silver Assays in Resource Wireframes	106
Figure 14-7: Histograms of Raw Recoverable Gold Assays in Resource Wireframes	107
Figure 14-8: Log-Probability Plot for Ag	108
Figure 14-9: Log-Probability Plot for Au	109
Figure 14-10: Down hole Linear Ag	111
Figure 14-11: Down hole Linear Au	111
Figure 14-12: 3D Omni Down Dip	112
Figure 14-13: 3D Down Dip 45º Spread Angle	112
Figure 14-14: 3D Omni Along Strike	113
Figure 14-15: 3D Along Strike 45º Spread Angle	113
Figure 14-16: Resource Sensitivity to Cut-Off Grade	119
Figure 14-17: P&E and Endeavour Silver Wireframes*	123
Figure 14-18: Block Workspace Properties	124
Figure 14-19: P&E Indicated Resources versus Endeavour Silver for TRV Vein	126

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Figure 14-20: AgEq-Thickness Contours for TRV Vein on Vertical Longitudinal Section	127
Figure 17-1: Overall Process Flow Sheet	151
Figure 18-1: Proposed Terronera Mine Improvements	154
Figure 20-1: Mine Surface Layout Map	159
Figure 20-2: Environmental Permitting Steps for Mining Projects in Mexico	161
Figure 22-1: Pre-Tax & After-Tax Annual Cash Flow and Cumulative After-Tax Cash Flow	187
Figure 22-2: After-Tax NPV 5% Sensitivity Chart	190
Figure 23-1: Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area	191
Figure 24-1: Proposed Schedule	195

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1.0	SUMMARY

1.1	Introduction

Endeavour Silver Corp. (Endeavour Silver) commissioned Smith Foster & Associates Inc. (SFA) to prepare a Preliminary Economic Assessment (PEA) for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). The project was formerly known as the San Sebastián Project but, in March, 2015, Endeavour Silver formally changed its name to the Terronera Project.

Endeavour Silver is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, Endeavour Silver has posted ten consecutive years of growth of its silver mining operations. In addition to the San Sebastián Property, Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of March 25, 2015. The mineral resource estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under NI 43-101.

The term San Sebastián Property, in this report, refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concession on which the current exploration programs and proposed mining and processing will be conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The Qualified Person (QP) does not consider such errors to be material to the calculations presented herein.

TERRONERA PROJECT
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The conclusions and recommendations in this report reflect the QP’s best independent judgment in light of the information available at the time of writing.

Summarized briefly below is key information in the report, including property description and ownership, history, geology and mineralization, the status of exploration and development, mineral resource estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, conclusions, and recommendations.

1.2	Location and Property Description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km west of Guadalajara and 50 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day), continues to operate in the district. The San Sebastián Properties acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for Endeavour Silver.

1.3	Ownership

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold properties in Jalisco State from Industrial Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Project is comprised of 13 mineral concessions. The core group of 10 concessions totaling 3,388 hectares (ha) were owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retain a 2% NSR (net smelter return) royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totaling 2,078 ha. Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions is still pending, with the exception of San Sebastian 17 which is already titled (693 ha).

TERRONERA PROJECT
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The annual 2014 concession tax for the San Sebastián Properties was 693,658 Mexican pesos (pesos), which is equal to US $47,838 at an exchange rate of 14.50 pesos to US $1.00 dollar.

1.4	History

The San Sebastián silver and gold mines were first discovered in 1542 and San Sebastián del Oeste, a silver and gold mining town, was founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of foundries had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production of these mines is unknown.

The only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

As of 2013, the La Quiteria mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

1.5	Geology and Mineralization

The San Sebastián Properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3m to 4m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

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1.6	Exploration Program

1.6.1	2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project. Initial work included mainly data compilation, field mapping and sampling.

A total of US $325,586 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2010.

1.6.2	2011 Exploration Program

In 2011, exploration activities continued on the Terronera Project including geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2,249,443 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2011.

1.6.3	2012 Exploration Program

In 2012, exploration activities continued on the Terronera Project, primarily involving surface diamond drilling.

A total of US $3,455,816 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2012.

1.6.4	2013 Exploration Program

In 2013, exploration activities continued on the Terronera Project. Follow-up surface diamond drilling continued in the Terronera vein area. Also, geological mapping, trenching and sampling was conducted in the Terronera South and Quiteria West areas.

A total of US $3,944,570 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2013.

1.6.5	2014 Exploration Program

The 2014 exploration program included 6,250m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera vein.

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The field activities included detailed mapping and trenching, mainly focused to the south and northern part of Terronera, and also the west part of Quiteria West vein.

Endeavour Silver spent US $2,807,644, mainly on diamond drilling, in 2014.

1.7	2013 Mineral Resource Estimate

The mineral resource discussed in the Technical Report Audit of the Mineral Resource Estimate for the San Sebastián Project dated March 27, 2014 was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is December 31, 2013.

1.7.1	Animas-Los Negros, El Tajo and Real Veins

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively.

1.7.2	Terronera Vein

A block model was developed for the Terronera vein which has been tested by more than 55 drill holes. The block size used to match the drilling density on a 50m grid was 25m along strike x 25m down dip x the width of the vein. Grade interpolation was achieved by using the inverse distance cubed (ID3) technique. Grade capping (based on log-probability plots) was at 2,070 g/t and 7.96 g/t for silver and gold, respectively.

1.7.3	Cut-off Grade

The cut-off grade selected by Endeavour Silver for the resource estimate is 100 g/t silver equivalent (AgEq), using a 70:1 ratio based on prices of US $18/oz silver and US $1,250/oz gold, with no base metal credits applied.

A summary of the mineral resources at a cut-off grade of 100 g/t AgEq is given in Table 1-1.

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Table 1-1: Summary of the Terronera Mineral Resources at a Cut-off Grade of 100 g/t AgEq

Resource Classification	Tonnes (millions)	Ag g/t	Au g/t	AgEq g/t	Ag Oz (millions)	Au Oz (thousands)
Indicated	2.9	211	1.65	310	19.9	156
Inferred	1.2	218	1.39	302	8.5	54

Notes:

1)

Mineral resources which are not mineral reserves have not demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues

2)

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category

1.8	Mineral Processing and Metallurgical Testing

A simulation model was made of the beneficiation process based on a medium grade composite sample. In addition, a steady state mass balance was calculated for the entire process including the flotation circuit. The model showed that a fine grind will result in increased metal recovery.

Given that the mine plan is based on mining the high grade ores first, the metal recoveries recommended for the economic model are 90% silver and 84% gold as indicated by the test results of the high grade composite sample.

Further test work is recommended to support the future development of the Terronera Project. The tests include flotation locked cycle tests, mineralogical examinations, and ICP (inductively coupled plasma) 32 element analyses on final concentrates and tailing products.

1.9	Mining Methods

The mining method selected for the extraction of the mineralized rock is mechanized non-captive cut and fill mining. A nominal cut and fill lift will be 5m high and excavated the width of the mineralized zone. Multiple working faces can be created in the same area by mining a number of lifts at the same time accessed by up-and-down ramps constructed in the backfill.

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Primary access to the mineral deposit will be via a 1,748m long track haulage drift (adit) at the 1,440m level. This track haulage drift will also serve as a main drainage and ventilation level.

The mine and stope development and production schedules are generally based on mining higher grade ‘Blocks’ first, followed by mining lower grade ‘Blocks’. Mining will generally be completed from the bottom up.

The Life-of-Mine mine and stope development is estimated to be 46,300m.

1.10	Recovery Methods

The Terronera project will produce a marketable flotation concentrate from precious metal bearing materials originating from the Terronera vein. A beneficiation plant using a flotation process was selected for recovery of precious metals present in the deposit. A fine grind will be required to achieve acceptable levels of gold and silver recovery. Precious metal values will be recovered into a flotation concentrate that may be shipped to a smelter for further processing.

1.11	Environmental Studies, Permitting, and Social Impact

Endeavour Silver submitted in December, 2013 a Manifest of Environmental Impact (“MIA”) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). A SEMARNAT permit for the Terronera project was issued in October, 2014 for a 500 tpd project.

A Terronera Project closure and reclamation plan will be included in an amended 1,000 tpd MIA permit application now being prepared by Endeavour Silver.

The Terronera Project will be required to be designed to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities will need to be designed so as to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. This program will be required before and during mining operations and after mine closure.

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The Terronera Project tailings storage facility (“TSF”) will be designed to store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The conceptual Terronera TSF design will accommodate approximately 2.0 million m³ of compacted tailings which provides a storage capacity, at a process rate of 1,000 tpd, for the first ten years of mine life.

1.12	Capital and Operating Costs

The Terronera Project has an estimated total capital cost of US$65,363,000. All estimates were prepared by engineers and construction personnel with direct experience on recent Endeavour Silver mine projects and other construction projects in Mexico.

Operating costs of US$45 per tonne for mining, US$27 per tonne for processing, and US$10 per tonne for General and Administration were all taken from the current mine and plant operations of Endeavour Silver that best match the Terronera Project throughput and conditions.

1.13	Economic Analysis

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are US$18.00/oz silver and US$1,260/oz gold.

The economic analysis is preliminary in nature and is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized or that Inferred Mineral Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards, etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax.

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The financial model incorporates these taxes in computing the after-tax cash flow amounts, net present value (NPV), and internal rate of return (IRR). The financial model is constructed on a 100% equity basis, however, in the tax treatment it is assumed that debt procured at the corporate level is charged as a tax credit at the Terronera operating subsidiary level. A total of $40 million is applied in this manner commencing in year 1 through year 8 at $5 million per year.

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax internal rate of return 20.0%

•	Project payback period 3.7 years

•	After-Tax Net Present Value (5% discount) of US$48,607,000

These key indicators describe a project whose base case is financially profitable and, as the sensitivity analysis in Table 1-2 demonstrates, has considerable upside potential should the size of the deposit increase or metal prices improve.

Table 1-2: Base Case After-Tax NPV and IRR Sensitivities

Variance	Operating Cost Sensitivity		Initial Capital Sensitivity		Metal Price Sensitivity
	NPV (5%)	IRR	NPV (5%)	IRR	NPV (5%)	IRR
-20%	$82.54	28.5%	$54.68	23.6%	-$16.10	-0.8%
-10%	$66.59	24.6%	$51.68	21.7%	$17.89	10.9%
Base Case	$48.61	20.0%	$48.61	20.0%	$48.61	20.0%
+10%	$27.56	14.1%	$45.43	18.4%	$75.10	27.1%
+20%	$3.47	6.3%	$42.08	16.9%	$100.43	33.7%

1.14	Conclusions and Recommendations

The Terronera Project resource estimates presented here conform to the current CIM Definition Standards for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

There are no known significant technical, legal, environmental or political considerations which would have an adverse effect on the resource estimate or the continued exploration and development of the Terronera Property.

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Based on a review of the Terronera Project and the encouraging results thus far, it is recommended that Endeavour Silver proceed to the next stage of development by preparing a pre-feasibility study that includes the following:

•	Further environmental studies and permit applications

•	A site geotechnical program

•	A site hydrology study

•	An in-fill drilling program

•	Condemnation drilling at all sites

•	Further studies to optimize the mine plan

•	A re-estimation of the mineral resources and estimation of mineral reserves

•	Further metallurgical tests

•	Further studies to optimize the grinding and processing circuits

•	Preliminary engineering of the TSF

•	Tailings transport trade-off study from Dry Tailings Plant to TSF

•	More detailed cost estimates

The total estimated cost of the above programs, studies, and tests and preparing a pre-feasibility study is US$3.4 million.

The QP further recommends that Endeavour Silver considers more drilling to expand the mineral resource which could improve the economics of the Terronera Project.

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2.0	INTRODUCTION

2.1	Issuer and Purpose of Report

Endeavour Silver is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, Endeavour Silver has posted ten consecutive years of growth of its silver mining operations. In addition to the San Sebastián property, Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico.

Endeavour Silver commissioned Smith Foster & Associates Inc. (SFA) to prepare a Technical Report at the level of a Preliminary Economic Assessment (PEA) for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). The purpose of this Technical Report is to support disclosure of the economic analysis results from the PEA Study.

The project was known as the San Sebastián Project but, in March, 2015, Endeavour Silver formally changed the project name to the Terronera Project. The term San Sebastián Property, in this report, refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concessions on which the current exploration program and the proposed mining program will be conducted.

2.2	Sources of Information and Data

The following sources of information and data were used in preparing this report:

•	Personal inspections of the Terronera Project site and surrounding area

•	Technical information provided by Endeavour Silver

•	Technical and cost information provided by the Commission Federal de Electricidad (CFE) concerning power supply for the project

•	Information provided by other experts with specific knowledge and expertise in their fields as described in Section 3 Reliance on Other Experts

•	Additional information obtained from public domain sources

•	Additional reports relevant to the study are listed in Section 27 References

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2.3	Qualified Persons

The Qualified Persons responsible for this report and the dates of their visits to the Terronera Project site and surrounding area are as follows:

QP Name	Certification	Company	Dates of Site Visit	Section Responsibility
Peter J. Smith	P.Eng.	Smith Foster & Associates Inc.	September 11, 2014	Sections 1, 2, 3, 5, 18, 22, 24, 27, and 28. Co-author Sections 21, 25 & 26
Eugenio Iasillo	P.E.¹	Process Engineering LLC	September 11, 2014	Section 13 and 17. Co-author Sections 25 & 26
Eugene Puritch	P.Eng.	P&E Mining Consultants Inc.	September 11 & 12, 2014	Section 15. Co- author Sections 14, 16, 25, and 26
Richard Sutcliffe	P. Geo.	P&E Mining Consultants Inc.		Sections 6, 7, 8, and 23. Co-author Sections 25 & 26
David Burga	P. Geo.	P&E Mining Consultants Inc.	September 11 and October 7, 2014	Section 9 and 10. Co-author Sections 12, 25, and 26
Jarita Barry	P. Geo.	P&E Mining Consultants Inc.		Section 4 and 11. Co-author Sections 12, 25, and 26
Richard Routledge	P. Geo.	P&E Mining Consultants Inc.		Co-author Sections 14, 25, and 26
James Pearson	P.Eng.	P&E Mining Consultants Inc.		Co-author Sections 16, 21, 25 & 26
Scott Fleming²	P.E.	AmecFW	September 11 & 12, 2014	Section 20. Co- author Sections 25 & 26

Notes

¹	P.E. is the designation for Professional Engineer in the US

²

During two days of site visits, the proposed mine platform, process plant, and tailings/waste rock storage facility locations were site-walked and reviewed by Scott Fleming so as to provide conceptual mine layout feasibility input to the Terronera Project

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2.4	Units and Currencies

All currency amounts are stated in US dollars or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. The exchange rate as of the report effective date of March 25, 2015 was approximately US$1.00 equal to MXP14.50, US$1.00 = Can$1.25, and US$1.00 = Euros1.10.

Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency.

Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2-1 provides a list of the abbreviations used throughout this report.

Table 2-1: List of Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Metre(s)	m
atomic absorption	AA	Mexican Peso	mxp
BSI Inspectorate	BSI	Life of Mine	LOM
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Manifestacion de Impacto Ambiental	MIA
Canadian National Instrument 43-101	NI 43-101	Milligram(s)	mg
Carbon-in-leach	CIL	Millimetre(s)	mm
Commission Federal de Electricidad	CFE	Million ounces
Centimetre(s)	cm	Million tonnes	Mt
Comisión de Fomento Minero	Fomento Minero	Million years	Ma
Copper	Cu	Minera Plata Adelente S.A. de C.V.	Minera Planta Adelente
Cubic feet per minute	cfm	Nearest Neighbor	NN
Day	d	Net present value	NPV
Degree(s)	o	Net smelter return	NSR

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Name	Abbreviations	Name	Abbreviations
Degrees Celsius	ºC	North American Datum	NAD
Digital elevation model	DEM	Not available/applicable	n.a.
Dirección General de Minas	DGM	Ordinary Kriging	OK
Dollar(s), Canadian	$, CDN $	Ounces (troy)	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Endeavour Gold Corporation S.A de C.V.	Endeavour Gold	Parts per billion	ppb
Estudio Tecnico Justificative	ETJ	Parts per million (= g/t)	ppm
Global Positioning System	GPS	Percent(age)%
Gold	Au	Potassium-Argon (referring to age date technique)	K-Ar
Gram (1g = 0.001 kg)	g	Pounds per square inch	psi
Grams per metric tonne	g/t	Qualified Person	QP
Greater than	>	Quality Assurance/Quality Control	QA/QC
Hectare(s)	ha	Robust relative standard deviation	RSD
Horsepower	hp	Rock Quality Designation	RQD
Inches, 2.42 cm	in or (")	Second	s
Internal rate of return	IRR	Secretaria de Medio Ambiente y Recursos Naturales	SEMARNAT
Inverse Distance Weighted	IDW	Silver	Ag
Kilogram(s)	kg	Specific gravity	SG
Kilometre(s)	km	Standard Reference Material	Standard
Kilovolt-amps	Kva	System for Electronic Document Analysis and Retrieval	SEDAR
Lead	Pb	Système International d’Unités	SI
Less than	<	Tonne (metric)	t
Litre(s)	l	Tonnes (metric) per day	t/d, tpd
Megawatt	MW	Universal Transverse Mercator	UTM
Metalurgica Guanaceví S.A. de C.V.	Metalurgica Guanaceví	Zinc	Zn

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3.0	RELIANCE ON OTHER EXPERTS

This Technical Report relies on reports and statements from legal and technical experts who are not Qualified Persons as defined by NI 43-101. The Qualified Persons responsible for the preparation of this report have reviewed the information and conclusions provided and have determined that they conform to industry standards, are professionally sound, and are acceptable for use in this report.

The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to the authors of this report up to and including the effective date of the report

•	Assumptions, conditions, and qualifications as set forth in this report

•	Data, reports, and other information supplied by Endeavour Silver and other third party sources

The QP’s, while taking full responsibility for the contents of the report, recognize the support of:

•	Endeavour Silver’s staff in Mexico including: Henry Cari, Manager, Projects; Luis Castro, VP Exploration; and Nelson Peña, Manager, Planning and Engineering

•	PM Ingenieria y Construccion, S.A. de C.V. (PMICSA) for its engineering and cost estimating services

•	Ing. José Luis Razura González and his associates who provide permitting and environmental services in Mexico

Scott Fleming, P.E., of Amec Foster Wheeler, has fully relied upon, and disclaims responsibility for, the expert statements and representations of the Manifestación de Impacto Ambiental (Environmental Impact Manifest), dated December, 2013, specific to the Terronera Project, submitted to SEMARNAT in the process of achieving the October, 2014 SEMARNAT MIA permit for the Project and, as generated by Ing. José Luis Razura González, in Section 20 reporting certain site investigation, site impact representations, and permitting entitlement aspects of the Environmental Studies, Permitting, Social Impact, and Mine Closure of this PEA report and Scott Fleming has not performed independent investigations to verify the reliability of the representations of Ing. Razura and his associates.

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None of the authors of this report has researched or verified property title or mineral or land access rights for the Terronera property and the authors of this report express no opinion as to the legal status of property ownership and rights as disclosed in Section 4 of this report. However, the authors have received a legal opinion from Juan Manuel Olguin, an independent lawyer in Mexico, who produced a legal opinion dated March 25, 2015 on the status of the concessions.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Terronera Project is located in the northwestern portion of Jalisco State, near its border with the State of Nayarit, as shown in Figure 4-1. The Project is near the town of San Sebastián del Oeste, which also gives its name to the municipality and mining district which surrounds it.

The Project is situated between coordinates 20°39’45" and 21°02’30" north latitude and 104°35’00" and 104°51’00" west longitude (between UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north).

Figure 4-1: Terronera Project Location Map

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4.1	Ownership and Property Description

In February, 2010, Endeavour Silver acquired an option to purchase the Terronera silver-gold properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

The project is comprised of 13 mineral concessions (Table 4-1) totaling 6,159 ha. See Figure 4-2 for a concession map of the Terronera Project.

Figure 4-2: Terronera Project Claim Map

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The core group of 10 concessions was owned by IMMSA, totaling 3,388 ha. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the Terronera Properties from IMMSA. IMMSA retains a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver has also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totaling 2,078 ha.

Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions is still pending, with the exception of San Sebastian 17 which is already titled (693 ha).

Table 4-1: Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession	Hectares
San Sebastián 4	211073	31/03/00 to 30/03/50	22.0000
San Sebastián 7	213145	30/03/01 to 29/03/51	166.0000
San Sebastián 6	213146	30/03/01 to 29/03/51	9.8129
San Sebastián 8	213147	30/03/01 to 29/03/51	84.8769
San Sebastián 5	213528	18/05/01 to 17/05/51	95.0600
San Sebastián 10	213548	18/05/01 to 17/05/51	16.0000
San Sebastián 9	214286	06/09/01 to 05/09/51	101.8378
San Sebastián 2	214634	26/10/01 to 25/10/51	19.5887
San Sebastián 3	221366	03/02/04 to 02/02/54	63.8380
San Sebastián 1 R-1	235753	24/02/10 to 08/07/55	2,808.8716
San Sebastian 10 Fracc. 1	238532	23/09/11 to 22/09/61	2,075.2328
San Sebastian 10 Fracc. 2	238533	23/09/11 to 22/09/61	2.9294
San Sebastián 17	243380	12/09/14 to 11/09/64	693.0000
Total = 13 Concessions		Total Hectares =	6,159.0481

The annual 2015 concession tax for the Terronera Properties is estimated to be approximately 1,041,388 Mexican pesos (mxp) which is equal to US $71,820 at an exchange rate of 14.50 mxp to US $1.00 dollar.

The Endeavour Silver concessions surround mining concessions owned by Minera Cimarron S.A. de C.V. (Minera Cimarron), a private Mexican company. These concessions cover the active La Quiteria mine, and the historic Los Reyes and San Andres mines. These concessions are shown on Figure 4-2.

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P&E has not independently reviewed Endeavour Silver’s land tenure. P&E is reliant on a legal opinion provided by Endeavour Silver that was produced by Juan Manuel Olguin, an independent lawyer in Mexico, who prepared a legal opinion dated March 25, 2015 on the status of the concessions.

4.2	Mexican Regulations for Mineral Concessions

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred meters or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided that the concessions are kept in good standing. For the concessions to remain in good standing a bi-annual fee must be paid (January and July) to the Mexican government and two reports must be filed in January and May of each year which covers the production and work accomplished on the property between January and December of the preceding year.

4.2.1	Licences, Permits and Environment

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana and Santiago de los Pinos) that provide access for exploration purposes. Table 4-2 summarizes the surface access rights as at September 30, 2014.

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Table 4-2: Summary of Endeavour Silver’s Surface Access Rights

Owner	Validity	Term
Ejido Santiago de los Pinos	5 Years	07/11/2013 - 2018
Ejido Santa Ana¹	5 Years	14/10/2010 - 2015
Ejido San Sebastian	5 Years	27/01/2011 - 2016
Fernando Cervantes Gómez	5 Years	02/04/2011 - 2016
Ejido Santiago de los Pinos (La Terronera Mine Area)	25 Years	07/07/2014 - 2039
Mine Operations (El Portezuelo and El Mondeño)	25 Years	07/07/2014 - 2039

Note:

1)	Ejido Santa Ana contract has been negotiated it is just being prepared for signing

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA) for Exploration activities, the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. In the third Quarter of 2013, an extension of this permit was requested, and by the end of the year it was renewed for 2 more years.

In October, 2014, Endeavour Silver also received approval of its Manifestación de Impacto Ambiental, particular modality (MIA-P) for exploitation activities, from the Secretaráa de Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to develop workings and activities related to mineral exploitation in accordance with all the Mexican environmental regulations. The permit was granted for 20 years.

Endeavour Silver is currently working under existing environmental Mexican laws. In the past, environmentalists have tried to convert the San Sebastián del Oeste (Terronera Project) area into a protected natural area. To date, the local community has not allowed this to happen since it is more in favour of resource development and the potential economic benefit, especially employment.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility and Local Resources

The Terronera Project is approximately 160 km due west of Guadalajara in Jalisco State and 50 km east of Puerto Vallarta. Access to Terronera is on paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist on the property itself and year round access is possible with some difficulties experienced during the rainy season.

Recent road improvements have cut the transit time by vehicles from Puerto Vallarta to San Sebastián del Oeste to less than 2 hours. San Sebastián del Oeste is also served by an airfield with a paved landing strip in excellent condition.

National and international access to Puerto Vallarta and Guadalajara is quite good, with numerous daily flights from major cities in Mexico, the United States and Canada, giving many options for travelling to and from the project.

The municipality of San Sebastián del Oeste has a population of approximately 5,600 with less than 1,000 people living in the town of the same name. The town of San Sebastián del Oeste is well maintained and tourism is the principal industry with several hotels and restaurants. It receives regular tourist visits from nearby Puerto Vallarta.

5.2	Physiography and Climate

The town of San Sebastián del Oeste is at an elevation of 1,480m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. Figure 5-1 and Figure 5-2 are views of the topography surrounding the Terronera Project.

The weather is predominantly humid in the winter and dry and warm during the spring. The mean temperature is 18°C, with a maximum of 25.6°C and a minimum of 11.7°C. The wettest months are June through September.

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5.3	Infrastructure

Most of the labour required for the exploration programs can be found in the Municipality of San Sebastián del Oeste. Supplies are usually purchased in either Puerto Vallarta, Mascota, or Guadalajara.

Power supply to the Terronera Project is provided by the national grid operated by the Comisión Federal de Electricidad (CFE).

Figure 5-1: View of the Topography Surrounding the Town of San Sebastián

Telephone communications are integrated into the national land-based telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Terronera Project. There is also cell phone service in the town of San Sebastián del Oeste. Figure 5-2 is a view of the town of San Sebastián del Oeste.

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Figure 5-2: View of the Town of San Sebastián del Oeste, Jalisco

The area covered by the San Sebastian Property is sufficiently large to accommodate mining operations, including ancillary installations. In summary, the Terronera Project area is considered advantageously situated with respect to potential future mine development due to its relatively undeveloped state, proximity to good road and air transport, and electrical grid systems and proximity to government, business and work force population centres.

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6.0	HISTORY

6.1	San Sebastian Del Oeste Mining District

The following section is summarized from Lewis and Murahwi (2013) and Munroe (2014). San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of foundries had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As of 2013, the La Quiteria mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

San Sebastián del Oeste was declared a city in 1812 and reached a peak population of more than 20,000 people by 1900. At one time, it was the provincial capital and one of the gold and silver mining centers of Mexico. The prosperity of the city declined after the revolution of 1910.

The mines were, in part, responsible for the founding of the city of Puerto Vallarta that supplied the mines with salt. The salt was taken by mules to San Sebastián del Oeste and other mines in the high sierras for use in the smelting process. The silver and gold from the mines was sent, again by mule train, through Guadalajara and Mexico City to Veracruz, where it was sent to Spain.

6.2	Historical Exploration at Terronera

Historic exploration on the Terronera property by previous operators as described by Lewis and Murahwi (2013) is summarized in Table 6-1. Endeavour Silver’s programs were initiated in 2010 following an option agreement with Industrias Minera México S.A. de C.V. (IMMSA) (also known as Grupo Mexico) and are described in Sections 9 and 10.

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Table 6-1: Summary of Historic Exploration on the San Sebastian Property

Year	Company/Person	Exploration
1921		After the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.
1979	Consejo de Recursos Minerales (CRM)	Regional and local semi-detailed mapping and exploration activity.
1985	Compañía Minera Bolaños, S.A.	Prospecting activities in the areas of Los Reyes and Santiago de los Pinos. This worked eventually ended and many of the concessions were allowed to elapse.
Late 1980’s	IMMSA	Begins exploring in the San Sebastián del Oeste district.
1992- 1995	IMMSA	Detailed geological mapping and sampling of outcropping structures including the La Quiteria, San Augustin and Los Reyes veins, as well as other veins of secondary importance. IMMSA assayed more than 200 rock samples from many of the old mines.
	IMMSA	An initial program of 17 widely-spaced diamond drill holes was completed, mainly at the Terronera vein. Drilling succeeded in intersecting widespread silver- gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6m widths. Drilling was suspended and quantification of mineral resources was not undertaken.
2010	Endeavour Silver/IMMSA	Endeavour Silver acquires option to purchase San Sebastian properties from IMMSA.

6.2.1	Previous Resource Estimates

Lewis and Murahwi (2013) of Micon conducted an audit of Endeavour Silver’s resource estimates at the Terronera Project (then called the San Sebastián Project) including the Animas-Los Negros, El Tajo, Real and Terronera veins. As of December 15, 2012, the estimate for the San Sebastian Project comprised Indicated Resources totaling 1,835,000 t at a grade of 193 g/t Ag and 1.17 g/t Au and Inferred Resources of 3,095,000 t at a grade of 196 g/t Ag and 1.39 g/t Au. The Terronerra vein is the largest component of the estimate and was estimated to contain Indicated Resources of 1,528,000 t at 192 g/t Ag and 1.30 g/t Au and Inferred Resources of 2,741,000 t at 194 g/t Ag and 1.50 g/t Au. The San Sebastian estimate utilized a 2D polygonal estimation method for the Animas-Los Negros, El Tajo, and Real veins and 3D block modelling for the Terronera vein. Samples were capped at 524 g/t Ag and 2.38 g/t Au for the Animas-Los Negros, El Tajo, and Real veins and 1,970 g/t Ag and 7.96 g/t Au for the Terronera vein. The estimate utilized a specific gravity of 2.5 t/m3 for all veins and a cut-off grade of 100 g/t AgEq based on metal prices of US$31/oz Ag and US$1,550/oz Au.

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Munroe (2014) updated the San Sebastian Project resource estimate with additional drilling data. As of December 31, 2013, Munroe (2014) estimated the San Sebastian Project including the Animas-Los Negros, El Tajo, Real and Terronera veins to contain Indicated Resources totaling 2,476,000 t at a grade of 229 g/t Ag and 1.08 g/t Au and Inferred Resources of 2,376,000 t at a grade of 175 g/t Ag and 1.66 g/t Au. The Terronerra vein was estimated to contain Indicated Resources of 2,169,000 t at 233 g/t Ag and 1.16 g/t Au and Inferred Resources of 2,022,000 t at 169 g/t Ag and 1.86 g/t Au. Munroe’s parameters were similar to those reported for Lewis and Murahwi (2013), except that the sample capping values were increased in the Terronera vein to 2,070 g/t Ag and 7.96 g/t Au and the cut-off grade of 100 g/t AuEq was based on metal prices of US$24.20/oz for Ag and US$1,452/oz for Au.

The reader is cautioned that P&E has not verified the Lewis and Murahwi (2013) and Munroe (2014) resource estimates relating to the Terronera Project (formerly known as the San Sebastian Project). Subsequent to the 2013 resource estimate, Endeavour Silver drilled an additional 49 surface holes. The resource estimates reported in this PEA report incorporate these surface holes and the PEA estimate supersedes all prior resource estimates.

6.2.2	Previous Production

There has reportedly been significant historical production from the San Sebastian del Oeste region spanning the period from 1566 when the Villa de San Sebastain was founded through to the early 20th century. The amount of silver production, however, is unknown since historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets (Lewis and Murahwi (2013), Munroe (2014)).

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The mining district of San Sebastián del Oeste is situated at the southern end of the Sierra Madre Occidental metallogenic province, a north-northwesterly trending volcanic belt of mainly Tertiary age. This volcanic belt is more than 1,200 km long and 200 to 300 km wide, and hosts the majority of Mexico’s gold and silver deposits. The volcanic belt is one of the world’s largest epithermal precious metal terrains.

The oldest rocks in the southern part of the Sierra Madre Occidental are late-Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude coeval volcano-sedimentary units of late Eocene to Miocene age.

The Terronera Project lies within the structurally and tectonically complex Jalisco Block at the western end of the younger (early Miocene to late Pliocene) Trans-Mexican Volcanic Belt. Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks deposited between 45 and 115 Ma that are intruded by Cretaceous to Tertiary granite, diorite and granodiorite of the Puerto Vallarta Batholith (Lewis and Murahwi (2013) and references therein). The volcanic rocks of the San Sebastián cinder cone field, are dated at 0.48 to 0.26 Ma, and are characterized by distinct, high potassium, alkalic compositions and were extruded within the Tepic-Zacoalco Graben which bounds the andesitic stratovolcanoes located to the north and northeast.

The area has been affected by a strong tectonic activity during the Cretaceous to Recent. This activity has resulted in regional northwest-southeast striking transcurrent faults associated with movements of the northern portion of the Jalisco Block.

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Figure 7-1: Geology of the San Sebastian del Oeste Area

7.2	Property Geology

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The San Sebastián del Oeste area and the Terronera Project is underlain by an intermediate to felsic volcanic and volcaniclastic sequence which is correlated with the middle to lower Cretaceous, Lower Volcanic Group of the Sierra Madre Occidental geological province. This volcano-sedimentary sequence consists of mainly shale, sandstone and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias and lava flows of mainly andesitic composition. The volcano-sedimentary units outcrop in north-central part of the district. Further to the north, granitic to granodioritic intrusives are present.

The sedimentary basin most likely developed along with a volcanic arc which was later intruded by granitic granodiorite intrusions. This magmatism gave rise to andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites, and basalt which are host to the epithermal veins in the district. A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, gave rise to volcanic rocks of mafic alkaline composition.

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Figure 7-2: Terronera Property Geology Showing Location of the Mineralized Veins

SANTIAGO DE LOS PINOS
Los Reyes Vein
El Padre Vein
La Luz Vein
Las Arañas Vein
Terronera Vein
Democrata Vein
Quiteria Vein
Los Verdes Vein
Escondida Vein
La Cueva Vein
Vista Hermosa Vein
Pata de Gallo Vein
Zavala Vein
SAN SEBASTIAN DEL OESTE
Tajo Vein
Santa Ana Vein
Real Alto Vein
Las Animas Vein
Los Negros Vein
La Escurana Vein
Peña Gorda Vein
NORTH
SCALE
0 250 750 1250 2500
Meters
Legend
Basalt
Granodiorite
Andesite
Sediment
Tuffs
Rhyolite Tuff
Endeavour Concessions
Other Concessions
Veins

Source: *Endeavour Silver, 2015*

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7.3	Deposit Geology

As documented in Section 14.0, the silver-gold with associated base metal mineralization in the Terronera epithermal veins occurs in structurally controlled quartz and quartz breccia veins. The principal Terronera vein has been traced by drilling for 1.5 km on strike and from surface to the maximum depth of drilling at 546m. The Terronera vein strikes at approximately 145[o] and dips 80[o] east. The true width of the principal Terronera vein ranges from 1.5m to 15m and averages 3.9m. In addition to the main Terronera vein, there are additional hanging wall and footwall veins. The veins are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks and associated shales and their metamorphic counterparts (Lewis and Mulahwi (2013), Munroe (2014)).

7.4	Structure

The more important mineralized veins in the San Sebastián del Oeste district are controlled by west-northwest to northwest striking structures related to a transcurrent fault system. An extensive, second order, east-west structural trend is related to extension caused by sinistral movement on the primary structures.

7.5	Mineralization and Alteration

The following section is primarily summarized from Lewis and Mulahwi (2013) and Munroe (2014). In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. Illite, sericite and adularia are characteristic alteration assemblages that typically occur in the veins and in the vein wall rocks. In areas of higher elevation, where limited mining has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white in colour, indicative of a low temperature environment.

Metallic minerals include galena, argentite, and sphalerite associated with gangue constituents of quartz, calcite and pyrite. Munroe (2014) reports that elevated Ag and Au values from 2011 sampling of underground workings in the Terronera vein were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining boxworks after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

Geologic information and field observations indicate that the hydrothermal system at the Terronera vein is preserved over an elevation difference of 600m. Regionally, the known deposits contain polymetallic sulphide mineralization in wide vein structures. The veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

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8.0	DEPOSIT TYPES

As documented by Lewis and Murahwi (2013) and Munroe (2014), the San Sebastián del Oeste silver-gold district comprises classic, high grade silver- gold, epithermal vein deposits, characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300m to 500m in vertical extent where the bonanza grade mineralization shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Terronera Project has yet been established precisely.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite, and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source.

Figure 8-1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure 8-1: Alteration and Mineral Distributions within a Low-Sulphidation Epithermal Vein System

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9.0	EXPLORATION

9.1	Exploration 2010 – 2013

The exploration programs conducted by Endeavour Silver between 2010 and 2013 are summarized below and shown in Figure 9-1. Further details on these exploration programs can be found in Lewis and Murahwi (2012), Lewis and Murahwi (2013), and Munroe (2014).

9.1.1	2010 Exploration Program

Endeavour Silver commenced exploration activities on the Terronera Project in 2010. Initial work included data compilation, field mapping and sampling.

During 2010, surface mapping was completed on the Real Alto in the southern part of the project. Several quartz veins were discovered on the surface in the Real Alto area, most significantly the Real, Animas-Los Negros, El Tajo and La Escurana veins.

A total of 1,004 rock and soil samples were collected in 2010, mainly from the historic mines in the San Sebastián del Oeste district. A soil geochemistry survey was conducted over the Real Alto zone to delineate potentially buried veins in the area and to map and sample any veins exposed on surface. A total of 735 soil samples were collected in the Real Alto area.

9.1.2	2011 Exploration Program

Exploration activities in 2011 included geological mapping, rock chip sampling, topographic surveying and diamond drilling. Mapping and sampling of structures in the Santiago de los Pinos area, including El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras, Coloradas, Los Cuates, La Yesquilla and La Ermita Areas, were conducted. In early 2011, mapping and sampling was also carried out on the Terronera vein near the town of San Sebastián del Oeste. In late 2011, mapping and sampling was conducted in the La Luz area and the Los Reyes area.

The exploration team discovered that the Terronera vein had been mined in four separate underground workings: the Salto mine to the northwest; the Santa Gertrudis and El Hundido mines to the southeast; and the Terronera mine in the center.

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The Terronera vein is moderately to strongly brecciated in the El Salto mine area and measures up to 4m wide. The vein is not well exposed and is hosted in andesite. Several post-mineralization faults are present with widths up to 1m. The crosscut in the mine was drained but the workings were not completely accessible.

The Santa Gertrudis mine was caved in and inaccessible.

The El Hundido mine has a similar trend and dip as seen in the Terronera vein and the vein width reaches up to approximately 9m. Rock chips returned significant assays up to 494 g/t Ag and 0.40 g/t Au over 1.1m.

Wall and roof samples were collected every 3m, depending on the presence of quartz veins, in the La Terronera mine. Rock chip samples from the Terronera mine returned assay values up to 1,720 g/t Ag and 2.09 g/t Au over 0.5m and 943 g/t Ag and 0.46 g/t Au over 0.8m.

9.1.3	2012 and 2013 Exploration Program

In 2012, the primary exploration activity on the Terronera Project was surface diamond drilling. A total of 35 holes and 14,575m were drilled.

Endeavour Silver continued drilling in 2013 and also conducted geological mapping, trenching, and sampling on the Terronera South and Quiteria West area. Work on the Terronera South area was done between August and November of 2013. A total of 315 rock samples (including samples collected during trenching) were analyzed.

Topographical surveys of old trenches was conducted SW of the Hundido until the La Zavala Zone, which is the continuity of the Terronera Vein, including San Simon, El Madroño, La Perdida, La Esperanza, La Providencia and La Zavala mines. The structure hosted a 6-8m wide quartz vein with MnOx, mixed with banded sulphides with red sulphosalts of silver and quartz druses and FeOx. The Terronera vein was traced near the La Esperanza Mine for approximately 60m.

The 2013 trenching program included 6 trenches and 25 samples taken from Terronera, 5 trenches and 33 samples taken from Pabellon and 13 trenches and 71 samples taken from Zavala.

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Figure 9-1: Exploration Targets in the Terronera Project Area

9.2	Exploration 2014

In 2014, exploration activities primarily involved surface mapping, sampling, and diamond drilling in the Terronera (Santa Quiteria) area.

9.2.1	Surface Geological Mapping and Sampling

As at September, 2014, geological mapping, trenching, and sampling was conducted by Endeavour Silver in the Terronera Project at the Terronera North and Quiteria West areas as described below:

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Terronera North

During February and March, 2014, geological mapping, trenching and sampling was conducted in the Terronera North area. A total of 242 rock samples (including samples collected in trenches) were collected and submitted for assays. No significant assay values were obtained from the trenching program.

In this area rock exposures with significant quantities of Quartz were mapped. During this mapping program an old working (which was flooded) was located. A trench was dug to drain the tunnel and an internal shaft was located and when it was compared to some old maps it was realized that it was the La Cascada Mine, see Figures 9-2 to 9-6.

The La Cascada Mine was mapped and the host rock consists of Rhyolitic / Rhyodacitic Tuff, which is strongly silicified, with Pyrite and is weakly propilitized. Near the vein, Iron and Manganese oxide are found with traces of gray sulphides.

The orientation of the structure is NW75º/Vertical and is approximately 3m wide. It contains gray sulphides with Iron and Manganese oxides. The trenching program included Terronera NW, where a total of 10 trenches were completed with 129 samples.

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Figure 9-2: Surface Map showing La Cascada Mine and Trenches Conducted in the Area

Figure 9-3: Entrance to the La Cascada Mine

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Figure 9-4: Secondary Veinlets at the Terronera Vein, inside the La Cascada Mine.

Figure 9-5 and Figure 9-6: Photographs of the La Cascada Mine

Quiteria West

In January to April, 2014 geological mapping, trenching and sampling was conducted in the Quiteria West area. A total of 431 rock samples (including samples collected on trenches) were collected and submitted for assays. Select significant results are presented in Table 9-1.

During mapping in the area some zones of hydrothermal breccias and quartz blocks were located within rhyolitic volcanic rocks and/or porphyritic andesites.

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The area indicates an extension of approximately 500m long. In the Quiteria West area, between the Point 1 and sample ESA1159, the width of the structure is around 25m and consisted of Quartz and/or Hydrothermal Breccia, with Iron and Manganese oxides and traces of sulphides.

Prospecting of the East part of the Quiteria structure was also conducted, where four old workings were located which follow the trace of the Quiteria vein. The trend of the vein is NW75º to E-W, dipping 60º to 85º S.

The Resoyadero Mine (Figure 9-7) was mapped and contained a Quartz (crystalline-minor milky) Vein, with Iron and Manganese oxides and gray sulphides. The structure ends in a strong Fault, with a Quartz Vein and Hydrothermal Breccia which is 4m wide.

In the Otates Mine (Figure 9-8), the structure has a 25m strike length and greater than 25m width on surface. The structure consisted of a Quartz (crystalline to milky) Vein, with Iron and Manganese oxides with traces of gray Sulphides.

Other old workings were also located in the area and an example of that is the Los Cables Pit, which is 22m deep (Figure 9-12).

The ZP3 mine structure (with a 5.3m length and a width of greater than 25m) is presented as a Quartz (crystalline) Vein, with minor Iron and Manganese oxides and no visible sulphides.

In the Los Copales mine (Figure 9-9), the vein was mapped with a length of 18m and a structure on surface of greater than 25m. The structure consists of a Quartz (crystalline to milky) Vein, with Iron and Manganese oxides and box work.

The zone of the La Zopilota mine was also cleared and consisted of Quartz (crystalline) vein, with Iron and Manganese oxides.

The trenching program included:

•	Quiteria West (West Part): A total of 11 trenches were completed with 61 samples. There were no significant intersections in these trenches

•	Quiteria West (East Part): A total of 16 trenches were completed with 176 samples. There were no significant intersections in these trenches

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Table 9-1: Significant Assays for rock samples collected in the Quiteria West area

Sample ID	Width (m)	Location	Litho	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
ESA11825	1.0	Tajo los cables	VQ	VQ cristalino con fuerte oxidación = Au?, OxMn + sulfuros de plomo, de Plata? Py viva y ligera acidez	<0.05	56	0.0052	0.0542	0.0049
ESA11827	1.0	Tajo los cables	VQ	VQ cristalino con fuerte oxidación = Au?, OxMn + sulfuros de plomo, de Plata? Py viva y ligera acidez	<0.05	88	0.0043	0.0325	0.0040
ESA11830	1.0	Tajo los cables	VQ	VQ cristalino con fuerte oxidación = Au?, OxMn + sulfuros de plomo, de Plata? Py viva y ligera acidez	0.14	104	0.0071	0.0972	0.0046
ESA11845	1.0	Resoyadero	VQ	VQ cristalino OxFe + OxMn + Py viva y en box work, no se aprecian sulfuros, ligera a moderada acidez	0.14	76	0.0072	0.1220	0.0870
ESA11894	0.9	Resoyadero	VQ/BXHX	VQ/BXHX con OxFe + OxMn + ligera acidez + Py viva	<0.05	68	0.0034	0.0048	0.0062
ESA11937	0.7	Copales	VQ	VQ cristalino con fuertes OxMn + OxFe, sulfuros mezclados con Mn?, ligera a moderada acidez	<0.05	81	0.0120	0.0048	0.0365
ESA12006	0.5	La Zopilota	VQ	VQ cristalino con OxFe + OxMn (con sulfuros?), partes de cuarzo bandeado Py en box work, fuerte acidez	0.13	162	0.0010	0.0369	0.0055
ESA12017	1.2	Mina 04	VQ	VQ de lechoso a cristalino, OxMn + OxFe, ligera a moderada acidez, no sulfuros, en tope de obra	0.10	59	0.0009	0.0074	0.0033

Figure 9-7: Geological Map of the Resoyadero Mine

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Figure 9-8: Geological Map of the Otates Mine

Figure 9-9: Geological Map of the Copales Mine

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Figure 9-10 and Figure 9-11: Photographs of the Quiteria West vein

Figure 9-12: Photograph showing Los Cables pit

Figure 9-13: Photograph showing trench in the Quiteria West vein

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10.0	DRILLING

10.1	Drilling 2011-2014

The drill programs conducted by Endeavour Silver between 2011 and 2014 are summarized in Table 10-1 below.

Table 10-1: Terronera Surface Exploration Drilling Activities 2011 - 2014

Year	Number of Holes	Total Meters	Number of Samples Taken
2011	36	7,688.25	2.980
2012	32	13,237.1	3,118
2013	30	8,573.5	3,090
2014	27	8,204.20	2,470

Further details of the 2011–2013 drill programs can be found in Lewis and Murahwi (2012), Lewis and Murahwi (2013) and Munroe (2014).

10.1.1	2011 Drilling Program

In 2011, Endeavour Silver commenced a surface diamond drilling program on prospective targets within the Terronera Project. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros, El Tajo and Real veins, and 2) The Central area, exploring the extension of the Quiteria vein, west of the La Quiteria mine.

By mid-December, 2011, the company had completed 7,688.25m of drilling in 36 surface diamond drill holes on the Terronera Project. A total of 2,980 diamond drill core samples were analyzed.

Drilling identified the Animas-Los Negros vein in the Real el Alto area (Figure 10-1), which was found to be one vein, offset by faulting. The vein is principally hosted in rhyolite and is comprised of quartz with abundant manganese oxides (pyrolusite), minor pyrite and traces of disseminated dark grey and blue sulphides.

The 2011 drill program also outlined new resources on the El Tajo vein area. El Tajo is believed to be either a brecciated quartz +/- calcite vein or a stockwork zone with weak to moderate veinlets and disseminations of fine pyrite and traces of galena and possible silver sulphides (possibly argentite).

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New resources were also outlined on the Real vein, which is located to the northeast of the Animas-Los Negros and El Tajo veins. The Real vein is mainly comprised of white quartz which is intensely oxidized with both iron and manganese oxides in places. Base metal sulphides and traces of dark grey sulphides were observed locally. The Real vein is also characterized by hydrothermal breccias and stockworks of narrow quartz veinlets in some intercepts. The most significant intercept for the Real vein was in hole RE04-1 which returned 320 g/t Ag and 0.74 g/t Au over a true width of 2.6m.

Drill holes were also advanced on the La Esurana vein and in the La Luz area, but did not return significant gold or silver mineralization.

10.1.2	2012 Drilling Program

Endeavour Silver continued its diamond drilling program on the Terronera property to expand mineral resources defined in the 2011 drill program. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real veins, and 2) The Central area, exploring the extension of the Quiteria vein, west of the La Quiteria mine, and the Terronera vein. Endeavour Silver completed 13,237.10m of drilling in 32 diamond drill holes on the Terronera property. A total of 3,118 samples were collected for analysis.

Drill holes advanced on the Animas-Los Negros vein were successful in intercepting the mineralized zone at depth. These drill holes also passed through the La Escurana vein in the upper part of each drill hole. The Escurana vein is located in the southernmost part of the Real el Alto area. Two holes were advanced on the Real vein but did not return significant intersections.

Only one hole was drilled on the Quiteria vein in the La Luz area. The only intersection of note was 15 g/t Ag and 0.02 Au over 5.2m in hole QT05-2.

The 2012 drill program discovered a new, high grade, silver-gold mineralized zone in the Terronera vein. The Terronera vein mainly consists of brecciated to massive quartz +/- calcite, locally banded and sugary-textured. Sulphide content is typically <1% and predominately fine-grained pyrite. The vein is often weak to moderately oxidized with mainly hematite and manganese oxides in fractures. Minor faulting with clay and reworked vein and wallrock material is also often associated with the Terronera vein.

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10.1.3	2013 Drilling Program

Endeavour Silver continued its diamond drilling program on the Terronera property to expand mineral resources defined in the 2012 drill program. Drilling in 2013 focused on the Terronera vein area.

Endeavour Silver completed 8,573.5m of drilling in 30 drill holes in 2013. A total of 3,090 samples were collected for analysis. The 2013 program was successful in expanding and connecting the two high grade silver-gold mineralized zones, the Central and El Hundido areas, in the Terronera vein.

10.2	2014 Drilling Program

In 2014, Endeavour Silver continued its drilling program on the Terronera property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon mineral resources identified in the 2012-2013 drill programs. Endeavour Silver was successful in meeting its objectives for the 2014 drilling program.

As at September, 2014, Endeavour Silver had completed a total of 8,204.20m in 27 surface diamond drill holes at the Terronera Project. A total of 2,470 samples were collected and submitted for assays. Surface exploration drilling conducted from 2011 to 2014 is summarized in Table 10-1.

Surface diamond drilling was conducted by Energold de Mexico, S.A. de C.V. (Energold Mexico) a wholly-owned subsidiary of the Energold Drilling Corp. (Energold) based in Vancouver, British Columbia, Canada. Energold Mexico and Energold do not hold any interest in Endeavour Silver and are independent of the company.

Early May, 2014, follow-up surface diamond drilling resumed on the Terronera area, using two man-portable drill rigs and one skid mounted drill rig (CS14) all provided by Energold. At the end of September, Endeavour Silver had completed a total of 8,204.20m in 27 holes (Table 10-2 and Figure 10-1).

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Table 10-2: 2014 Drill Hole Summary for the Terronera Surface Diamond Drilling Program

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
TR20-1	230º	-45º	HQ/NQ	255.35	03/05/2014	09/05/2014
TR20-2	230º	-60º	HQ/NQ	329.40	10/05/2014	20/05/2014
TR20-3	230º	-68º	HQ/NQ	295.85	20/05/2014	29/05/2014
TR22-1	230º	-67º	HQ	216.55	30/05/2014	04/06/2014
TR22-2	230º	-55º	HQ	129.60	05/06/2014	07/06/2014
TR21-1	182º	-45º	HQ	97.60	07/06/2014	09/06/2014
TR23-1	283º	-45º	HQ	163.15	09/06/2014	13/06/2014
TR20-4	230°	-45°	HQ	94.75	13/06/2014	15/06/2014
TR17-2	237º	-60º	HQ/NQ	286.70	16/06/2014	24/06/2014
TR4S-1	230º	-68 º	HQ	317.60	14/06/2014	27/06/2014
TR17-3	237°	-74°	HQ	344.50	24/06/2014	07/07/2014
TR2S-1	228 º	-45º	HQ / NQ	318.15	28/06/2014	07/07/2014
TR39-1	230°	-49°	HQ	535.75	27/06/2014	10/07/2014
TR37-1	204°	-45º	HQ	393.45	10/07/2014	19/07/2014
TR18-2	268°	-64°	HQ	289.75	08/07/2014	21/07/2014
TR2S-2	228 º	-65º	HQ/NQ	297.20	08/07/2014	21/07/2014
TR16-2	199°	-66°	HQ/NQ	263.80	21/07/2014	27/07/2014
TR35-1	172º	-45º	HQ	465.20	19/07/2014	27/07/2014
TR38-1	212º	-61º	HQ-BT	456.45	27/07/2014	04/08/2014
TR2S-3	228º	-77º	HQ/NQ	245.40	21/07/2014	07/08/2014
TR15-2	230°	-65º	HQ/NQ	240.90	28/07/2014	08/08/2014
TR14-2	233°	-45°	HQ	248.60	08/08/2014	15/08/2014
TR41-1	252°	-45º	HQ	477.75	04/08/2014	16/08/2014
TR14-3	233º	-70º	HQ	367.50	15/08/2014	24/08/2014
TR22-3	229º	-54º	HQ	372.50	19/08/2014	26/08/2014
TR07-3	200°	-70°	HQ	377.45	10/08/2014	28/08/2014
TR14-4	233°	-56º	HQ	323.30	24/08/2014	30/08/2014
Total				8,204.20

The 2014 exploration drilling program was conducted with the objective to continue defining the high grade silver-gold mineralized body between sections TR-4S through TR-41, primarily on the Central Part (between sections TR-07 through TR-23).

The Terronera vein intercepted in drill holes mainly consists of brecciated to massive quartz +/- calcite, translucent to milky white in colour, locally banded and sugary-textured. Vugs filled with drusy quartz crystals are observed in places. Sulphide content is typically <1%, occurring either as disseminations or very thin bands. Sulphides are predominately fine-grained pyrite. Traces of other dark grey sulphides, possibly argentite, are also present. Relict pyrite and hematite line cavities and boxworks in some vein intercepts. The vein is often weak to moderately oxidized with mainly hematite and manganese oxides in fractures. Hydrothermal breccia or strongly fractured intervals with either fragments or horses of brecciated and quartz-stockworked rhyodacite are common. Minor faulting with clay and reworked vein and wallrock material is also often associated with the Terronera vein.

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The host rock is mainly propylitized rhyodacite, weak to moderately silicified in places, with minor narrow quartz stock veinlets associated with the more strongly silicified zones. Oxidation, primarily on fractures, is common, especially in shallower holes.

Drilling results are summarized in Table 10-3 and the Terronera vein intercepts are shown on the longitudinal section in Figure 10-2.

Figures 10-3 through 10-8 depict typical cross-sections showing several of the holes drilled to test the Terronera vein structure in the Terronera Project.

Table 10-3: Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the
Terronera Vein Area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
TR07-3	Terronera	300.65	304.95	4.30	2.65	499	1.37
	Including	301.65	301.95	0.30	0.18	1660	1.32
TR14-2	Terronera Vein	181.30	182.40	1.10	0.93	38	0.22
	Terronera Composite	180.40	182.40	2.00	1.70	295	0.29
	Including	180.40	180.70	0.30	0.25	1750	1.01
TR14-3	Terronera Vein	290.25	301.65	11.40	6.86	320	0.82
	Terronera Composite	290.25	300.70	10.45	6.29	345	0.84
	Including	291.90	292.80	0.90	0.54	1440	0.97
	FW Terronera Projection	322.10	325.45	3.35	2.15	2	0.02
TR15-2	Hw Terronera (HWTRV2)	147.75	154.95	7.20	5.27	388	0.65
	Including	150.65	151.05	0.40	0.29	857	1.10
	Terronera Vein	168.95	175.00	6.05	3.56	204	0.76
	Terronera Composite	168.95	180.40	11.45	6.73	301	0.73
	Including	179.70	180.40	0.70	0.41	1250	1.37
TR16-2	Hw Terronera	164.70	165.35	0.65	0.46	58	0.84
	Hw Terronera Composite	163.00	165.35	2.35	1.66	21	0.31
	Terronera Vein	202.95	224.65	21.70	11.50	138	1.20
	Terronera Composite	219.60	223.00	3.40	1.80	695	1.86
	Including	219.60	220.40	0.80	0.42	2230	5.63

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
TR17-2	Terronera Vein	140.30	143.70	3.40	2.45	181	0.60
	Terronera Composite	139.35	144.60	5.25	3.78	788	0.79
	Including	139.35	140.30	0.95	0.68	3620	2.03
TR18-2	Hw Terronera (HWTRV2)	175.55	177.80	2.25	1.56	283	0.87
	Hw Terronera Composite	174.70	178.75	4.05	2.81	206	0.58
	Including	175.55	175.85	0.30	0.21	1185	3.39
	Terronera Vein	243.00	248.75	5.75	2.88	108	6.55
	Terronera Composite	240.75	248.75	8.00	4.00	91	5.23
	Including	246.40	247.05	0.65	0.33	197	18.55
TR20-1	Hw Terronera (HWTRV1)	116.40	128.55	12.15	10.07	76	3.24
	Hw Terronera Composite	118.55	128.55	10.00	8.29	80	3.84
	Including	126.25	127.00	0.75	0.62	229	12.35
	Terronera Vein	181.90	187.90	6.00	5.35	74	3.37
	Terronera Composite	182.20	185.80	3.60	3.21	106	5.51
	Including	184.25	185.15	0.90	0.80	121	7.08
TR20-2	Hw Terronera (HWTRV1)	155.65	159.60	3.95	2.64	61	2.97
	Including	155.65	157.00	1.35	0.90	80	3.53
	Terronera Vein	207.80	215.50	7.70	6.31	134	4.11
	Terronera Composite	207.80	211.50	3.70	3.03	272	8.50
	Including	207.80	208.90	1.10	0.90	222	15.20
TR21-1	Hw Terronera (HWTRV1)	57.65	68.35	10.70	7.43	111	4.53
	Hw Terronera Composite	57.65	69.50	11.85	8.23	101	4.29
	Including	62.50	64.00	1.50	1.04	263	11.60
	Terronera Vein	85.40	89.45	4.05	2.60	105	5.04
	Including	88.45	89.45	1.00	0.64	163	7.57
	Old Working	89.45	97.60	Old Working
TR22-2	Hw Terronera (HWTRV1)	45.75	53.25	7.50	5.75	74	4.29
	Hw Terronera Composite	43.45	48.80	5.35	4.10	114	3.89
	Including	45.75	48.80	3.05	2.34	115	6.04
	Terronera Vein	72.15	80.10	7.95	6.09	80	3.18
	Including	79.30	80.10	0.80	0.61	322	14.30
TR23-1	Hw Terronera (HWTRV1)	49.70	54.45	4.75	3.05	49	4.55
	Hw Terronera Composite	49.70	62.00	12.30	7.91	107	1.94
	Including	51.85	54.45	2.60	1.67	48	5.16
	Terronera Vein	77.85	99.05	21.20	12.76	126	4.08
	Terronera Composite	77.85	104.50	26.65	16.04	121	3.33
	Including	91.00	92.50	1.50	0.90	213	12.25

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Figure 10-1: Surface Map Showing Completed Drill Holes (black) in the Terronera Area

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Figure 10-2: Longitudinal Section (Looking Northeast) Showing the Intersection Points on the
Terronera Vein

Figures 10-3 & 10-4: Cross-Sections through holes TR07-1, TR07-2 & TR07-3 and TR14-1,
TR14-2, TR14-3 & TR14-4 Drilled to test the Terronera Vein

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Figures 10-5 & 10-6: Cross-Sections through holes TR15-1 & TR15-2 and
TR17-1, TR17-2 & TR17-3 Drilled to test the Terronera Vein

Figures 10-7 & 10-8: Cross-Sections through holes TR20-1, TR20-2, TR20-3 & TR20-4 and TR22-
1, TR22-2 & TR22-3 Drilled to test the Terronera Vein

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11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Endeavour Silver established the following procedures for sample preparation, analyses and security at the Terronera Project from 2012 to 2014. These procedures have largely been taken from the San Sebastian Technical Report, authored by Munroe, dated March 27, 2014.

Drilling is subject to daily scrutiny and coordination by Endeavour Silver’s geologists. On the drill site, the full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

The core storage facilities at Terronera Project are enclosed in a locked, cement-walled warehouse and well protected.

All of Endeavour Silver’s samples of rock and drill core are bagged and tagged at the Terronera Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). The entire sample is then weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh).

The analytical procedure for gold is fire assay followed by an atomic absorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an ICP-AES analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade silver (+/- gold) mineralization have been optimized for accuracy and precision at high concentrations (>20 ppm for silver). The analytical procedure for high-grade gold and silver mineralization is fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used.

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The detection ranges are 0.5 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

The pulps from selected drill holes are also subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis (ME-ICP41).

ALS Minerals has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards.

The QMS operates under global and regional Quality Control (QC) teams responsible for the execution and monitoring of the Quality Assurance (QA) and Quality Control programs in each department, on a regular basis. Audited both internally and by outside parties, these programs include, but are not limited to, proficiency testing of a variety of parameters, ensuring that all key methods have standard operating procedures (SOP’s) that are in place and being followed properly, and ensuring that quality control standards are producing consistent results.

ALS maintains ISO registrations and accreditations. ISO registration and accreditation provides independent verification that a QMS is in operation at the location in question. Most ALS Minerals laboratories are registered or are pending registration to ISO 9001:2008, and a number of analytical facilities have received ISO 17025 accreditations for specific laboratory procedures.

Endeavour Silver’s sampling process, which includes core sampling, preparation and analysis, is shown in the flow sheet in Figure 11-1.

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Figure 11-1: Flow Sheet for Terronera Core Sampling, Preparation and Analysis

It is P&E’s opinion that sample preparation, security, and analytical procedures for the Terronera Project drill program were adequate for the purposes of this resource estimate.

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12.0	DATA VERIFICATION

12.1	Site Visit and Due Diligence Sampling

The Terronera Project was visited by Mr. David Burga, P. Geo., of P&E from November 26 to 27, 2014 for the purposes of completing site visits and due diligence sampling. General data acquisition procedures, core logging procedures, and quality assurance/quality control (QAQC) were discussed during the visit.

Mr. Burga collected 11 samples from 11 drill holes during the site visit. A range of high, medium, and low-grade samples were selected from the stored core samples. Samples were collected by taking a 1⁄4 split of the half core remaining in the core box. Once the samples were 1⁄4 sawn they were placed in a large polyurethane bag and brought back to Canada by

Mr. Burga. The samples were couriered from P&E’s office in Brampton to AGAT’s Laboratory in Mississauga for preparation and analysis.

Samples at AGAT were analyzed for gold by fire assay with AAS finish and for silver by 4-Acid digestion with an AAS finish.

Results of the site visit due diligence samples are presented in Figure 12-1 and Figure 12-2.

Figure 12-1: Terronera Due Diligence Sample Results for Gold: November 2014

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Figure 12-2: Terronera Due Diligence Sample Results for Silver: November, 2014

12.2	Quality Assurance/Quality Control Program

Endeavour Silver implemented and monitored a thorough quality assurance and quality control program (QAQC or QC) for the diamond drilling undertaken at the Terronera Project over the 2012-2014 period. QC protocol included the insertion of QC samples into every batch of approximately 20 samples. QC samples included one certified reference material (“standard” or CRM), one blank and one crushed field duplicate. Check assaying is also conducted on the samples at a frequency of approximately 5%.

A total of 8,205 samples, including QC samples, were submitted during Endeavour Silver’s surface drilling program at the Project (2012 through2014), as shown in Table 12-1. A total of 394 pulps were also submitted for check assaying.

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Table 12-1: Terronera Project QC Samples

Samples	No. of Samples	Percentage (%)
Standards	394	4.8%
Duplicates	394	4.8%
Blanks	390	4.8%
Normal	7,027	85.6%
Total	8,205	100.00%
Check samples	394	4.8%

12.3	Certified Reference Materials

Endeavour Silver uses commercial Certified Reference Materials (CRM) to monitor the accuracy of the laboratory. The CRM’s were purchased from an internationally-recognized company, CDN Resource Laboratories Ltd., of Langley, BC. Canada. Each CRM sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

From 2012 through 2014, a total of 394 CRM samples were submitted at an average frequency of 1 in 20 samples. The standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Four different standards were submitted and analyzed for gold and silver as summarized in Table 12-2.

Table 12-2: Summary of CRM Samples Used in Terronera Surface Diamond Drilling Program

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
EDR-27	CDN-ME-11	CDN Resource Laboratories	1.38	79	1.36	81
EDR-30	CDN-GS-5J	Reference Source	4.90	73	NA	NA
EDR-31	CDN-FSM-6	CDN Resource Laboratories	2.15	157	2.14	150
EDR-32	CDN-FSM-7	Reference Source	0.90	65	0.90	67

NA = Not applicable

The company was originally monitoring the standards by utilizing the certified mean and standard deviation values resulting from the round robin assaying undertaken during the certification process for each of the CRM’s. In 2013, Endeavour Silver decided to modify the protocol for monitoring the standards by utilizing the available ALS laboratory data to improve the control limits for the CRM’s. For each of the four standards used with greater than 25 sample results from the primary lab (ALS), it recalibrated the mean and standard deviation using available data. This is an acceptable practice implemented by some companies to strengthen the control limits (CL’s) utilized in an ongoing QC program, with a larger dataset being more reliable than the smaller number of round robin results used to calculate certified values.

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CL’s for all CRM’s, except Ag for the CDN-GS-5J standard, were recalibrated as summarized in Table 12-2. Recalibration was not carried out for the CDN-GS-5J CRM as there were not enough data available for this standard.

Endeavour Silver’s general rules for a batch failure are as follows:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.

•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

•	A blank value over the acceptable limit is a failure.

•	Results of each standard are presented separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. Only a few samples were outside the two standard deviations but were not contiguous and none of them was above or below three standard deviations, which fulfills the protocol outlined above, and no further action was required.

Graphs of the results for each of the CRM’s are presented in Figure 12-3 through Figure 12-10. The green line represents the mean and the red lines represent +/-2 standard deviations from the mean.

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Figure 12-3: Performance of CDN-ME-11 for Gold

Figure 12-4: Performance of CDN-ME-11 for Silver

Figure 12-5: Performance of CDN-GS-5J for Gold

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Figure 12-6: Performance of CDN-GS-5J for Silver

Figure 12-7: Performance of CDN-FSM-6 for Gold

Figure 12-8: Performance of CDN-FSM-6 for Silver

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Figure 12-9: Performance of CDN-FSM-7 for Gold

Figure 12-10: Performance of CDN-FSM-7 for Silver

12.3.1	Performance of Blank Material

Blank samples were inserted to monitor possible contamination during both preparation and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Terronera Project. The bentonite used was Enviroplug Coarse (1/4”).

Blank samples were inserted at an average rate of approximately 1 in 20 samples, with a total of 390 blank samples submitted.

The tolerance limit used for the blank samples is 10 times the lower detection limit for the corresponding assay method (gold = 0.05 ppm and silver = 2 ppm).

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Graphs of the results for the blank samples are presented in Figure 12-11 and Figure 12-12.

Figure 12-11: Performance of Blank for Gold

Figure 12-12: Performance of Blank for Silver

Only two samples for gold were above the set tolerance limit (SDH3775 and SDH7954) and both samples were located in areas outside the mineralized zones and no further action was considered necessary.

A total of ten samples for silver were outside the tolerance limit, seven of which are near or inside the mineralized zones, however the values are considered to not significantly impact the data set and no further action was deemed necessary.

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12.4	Duplicate Samples

Crushed field duplicate samples were used to monitor the potential mixing up of samples and data precision. Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Terronera Project. Preparation involved the random selection of a sample interval to be duplicated and, at the time of sampling, this interval was sawn in half using a saw or manual cutter. One half of this interval was then selected for sampling and was crushed manually with the use of a hammer. The crushed sample was then mixed and divided by hand into two samples.

The original and duplicate samples were tagged with consecutive sample numbers and sent to the laboratory as separate samples. Duplicate samples were collected at a rate of 1 in 20 samples.

A total of 394 duplicate samples were taken, representing 4.8% of the total samples.

The results of the duplicate sampling are shown graphically in Figure 12-13 and Figure 12-14.

Figure 12-13: Performance of Crushed Field Duplicates for Gold

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Figure 12-14: Performance of Crushed Field Duplicates for Silver

Data precision for Endeavour Silver’s crushed field duplicates is poor, as is expected. The author did, however, review all available laboratory duplicate data for all methods of analysis, for both gold and silver, and precision was found to be excellent at pulp duplicate level.

12.5	Check Assays

Endeavour Silver routinely conducts check analyses at a secondary laboratory to evaluate the accuracy of the primary laboratory.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures.

A total of 394 pulp samples were sent to a third party laboratory (Inspectorate) for check analysis, equating to approximately 5% of the total samples taken during the drilling program.

Correlation coefficients are high, at >0.98 for both gold and silver, showing excellent overall agreement between the original ALS-Chemex assay and the Inspectorate check assay.

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The results of the check sampling program are shown by way of scatter diagrams in Figure 12-15 and Figure 12-16.

Figure 12-15: Performance of Inspectorate Check Assays for Gold

Figure 12-16: Performance of Inspectorate Check Assays for Silver

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12.6	Recommendations and Conclusions

Endeavour Silver implemented a comprehensive QAQC program for 2012 through 2014 at the Terronera Project. Recommendation is made to insert both coarse reject and pulp duplicates for future drilling at the Terronera Project to review precision at all stages.

Based upon the evaluation of the QAQC program undertaken by Endeavour Silver, as well as P&E’s due diligence sampling, it is P&E’s opinion that the results are suitable for use in the current resource estimate.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

SGS E&S Engineering Solutions (SGS) conducted open cycle flotation testing for the Terronera Project at its metallurgical testing facility in Tucson, Arizona. The main objective of the test program was to develop a viable process to recover precious metal values present in materials originating from the Terronera Project. The metallurgical data developed was used to support this PEA.

13.1	Test Program Objectives

The main objectives for the test program were to make a preliminary assessment of the impact of precious metal grade and grind size upon flotation recovery. Other objectives investigated in the course of this test program are outlined below:

•	Crushing Work Index

•	Abrasion Index

•	Bond Ball Mill Work Index

•	Mineralogical Examination (flotation tailing)

In addition to the above listed evaluations the samples under study were analyzed by ICP (Inductively Coupled Plasma) scan for metallic gold and silver and cyanide soluble gold/silver. Specific gravity determinations were also performed.

13.2	Metallurgical Testing

The metallurgical test program included evaluation of three composite samples representing low, medium and high grade materials identified in the deposit. Each composite sample was subjected to rougher flotation testing at four different grind sizes including 80 percent passing 100, 150, 200 and 270 mesh (Tyler). Precious metals and iron mineralization flotation characteristics were evaluated in an attempt to develop the levels of gold silver recoveries that could be achieved at different grinds.

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13.2.1	Sample Characterization

Three samples were evaluated for amenability to a flotation process. An additional sample was submitted for crushing and Bond Ball Mill Work Index determinations. The samples identification was as follows:

•	TRPM – 01	LOW GRADE

•	TRPM – 02	MEDIUM GRADE

•	TRPM – 03	HIGH GRADE

•	SAN SEBASTIAN	BOND WORK INDEX

The analytical data developed on the Terronera composite samples are outlined in Table 13-1.

Table 13-1: Head Analysis Composite Samples

Element (units)	Low Grade	Medium Grade	High Grade
Au (g/ton)	1.27	8.77	1.65
Ag (g/ton)	177	262	621
Fe (%)	1.22	0.77	1.39
Zn (%)	0.18	0.07	0.23
STOTAL (%)	0.70	0.20	0.90
SSULFIDE (%) ¹	0.63	0.18	0.81

Note:

1)	Assay was inferred from the sulfur flotation recovery of approximately 90 percent

Trace elements detected in the ICP scan that may be deleterious in the final concentrate product include As, Cd, Cr, Hg and Sb. The analytical data indicate that one of the most abundant elements is iron. The sulfur flotation mass balance calculations provide indications that most of the sulfur is present as sulfide. These findings are corroborated by the mineralogical examination of the flotation tailings sample and the flotation tests results which indicate the presence of pyrite.

13.2.2	Specific Gravity Determination

The analytical and mineralogical data indicate that the rock matrix is comprised mainly of quartz. The vein material tested had a specific gravity of 2.65. This correlates well with the mineralogy results.

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13.2.3	Crushing and Bond Ball Mill Work Index

A single abrasion index test was conducted on the Terronera composite and the results are shown in Table 13-2:

Table 13-2: Bond Abrasion Index

Sample ID	Ai
Terronera	0.89

Based on the results obtained the material would be classified as highly abrasive.

A subsample of the Terronera material was prepared for crushing Work Index and Bond ball mill grindability testing for a grind size of 100 mesh. The results are shown in Table 13-3:

Table 13-3: Bond Crushing and Ball Mill Work Index

Work Index	Grind Size – mesh	kWh/short ton	kWh/tonne
Crushing	N/A	11.15	12.29
Ball Mill	100	15.80	17.40

Based on the results from the Work index testing the material would be classified as hard.

13.2.4	Grind Calibration and Rougher Flotation

Test charges from each sample were ground in a laboratory rod mill at 60 percent solids to establish a correlation between grind time and particle size distribution. Four targeted 80 percent passing particle size distributions were specified 100, 150, 200 and 270 mesh (Tyler).

Rougher flotation tests were conducted in duplicate on each of the three TRPM composite samples at each of the four target grind sizes. Duplicate tests ensured that a sufficient quantity of concentrate was produced for assay from each test.

For all of the tests, the following flotation reagents and conditions were applied:

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•	86 g/t of AP-3418A added in the grind and flotation stages

•	28 g/t of A-241 added in the grind

•	107 g/t of CuSO4 added in the grind

•	33 g/t of F-65 added in the condition and flotation

•	30 percent pulp density

•	Natural pH using SGS (Tucson) tap water

The individual composite flotation test results are outlined in the following Tables 13-4, 13-5 and 13-6.

Table 13-4: Rougher Flotation - Grind Size vs Recovery Low Grade Composite

Grind Size P80 Tyler mesh	Conc. Weight (%)	Rougher Concentrate Assay				FLOTATION RECOVERY (%)
		Au (g/ton)	Ag (g/ton)	Fe (%)	S (%)	Au	Ag	Fe	S
100	7.52	12.3	2000	6.91	8.56	69.95	89.99	52.14	92.07
150	6.59	15.1	2220	7.72	9.86	76.89	92.28	46.47	93.29
200	9.25	11.9	1670	5.92	6.98	84.06	94.61	44.82	94.68
270	9.30	13.4	1620	5.67	6.62	89.56	95.51	40.49	89.45

The metallurgical data indicate the following:

•

The Terronera low grade composite had a lower sensitivity to grind size for silver recovery. Silver recoveries were in a 90 to 96 percent range. Gold recoveries were more sensitive to grind and showed a similar behavior compared to the medium grade composite

•	High levels of pyrite recovery were obtained at the coarsest grind evaluated (100 mesh). A finer grind did not appear to improve iron flotation recovery

•	The rougher concentrate weight was in a 7 to 10 percent of the original sample weight. The iron concentration in the concentrate ranged from 5.67 to 7.72 percent

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Table 13-5: Rougher Flotation - Grind Size vs Recovery Medium Grade Composite

Grind Size P80 Tyler mesh	Conc. Weigh t (%)	Rougher Concentrate Assay				FLOTATION RECOVERY (%)
		Au (g/ton)	Ag (g/ton)	Fe (%)	S (%)	Au	Ag	Fe	S
100	4.56	112.0	4180	4.20	3.82	72.00	74.37	28.63	90.12
150	4.70	119.0	4410	4.29	3.72	78.05	79.41	25.81	90.17
200	5.72	106.0	3610	3.95	3.04	80.69	80.71	28.29	94.86
270	11.17	57.9	2050	2.55	1.55	89.77	85.73	27.85	90.69

The metallurgical data indicate the following:

•	The medium grade composite gold and silver recoveries were sensitive to grind size. Precious metals recoveries were similar for all the grind sizes evaluated

•	Pyrite recovery was independent of grind size. A finer grind did not appear to improve iron flotation recovery

•	Sulfur content in the flotation concentrate was low (2 to 4%). A high sulfur recovery (90 to 95%) indicates that most of the sulfur is present as sulfides

•	The Rougher concentrate weight was in a 4 to 12 percent range. This concentrate had the lowest iron concentration (2 to 5%) when compared to the low and high grade composites

Table 13-6: Rougher Flotation – Grind Size vs Recovery High Grade Composite

Grind Size P80 Tyler mesh	Conc. Weight (%)	Rougher Concentrate Assay				FLOTATION RECOVERY (%)
		Au (g/ton)	Ag (g/ton)	Fe (%)	S (%)	Au	Ag	Fe	S
100	7.42	16.2	7110	8.48	11.30	78.29	89.23	50.40	92.83
150	8.42	11.3	6630	8.05	10.20	85.24	91.14	49.55	93.99
200	7.97	14.9	7120	8.52	10.80	87.17	92.98	45.94	93.98
270	9.32	11.1	6130	7.16	8.85	87.70	93.57	44.04	90.99

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The metallurgical data indicate the following:

•	The high grade composite had a similar response to the flotation parameters evaluated when compared to the low grade composite.

•	Iron recovery was at 50 percent for the coarsest grind evaluated (100 mesh). A finer grind did not appear to improve iron flotation recovery.

•	Concentrate weight was relatively constant (7 to 9 % range). Pyrite was one of the main constituents in the rougher concentrate.

13.3	Processing options

Processing options to be considered for the project include the following:

•	Direct Ore Cyanidation

•	Flotation followed by cyanidation of concentrates

•	Gravity Concentration in grinding circuit

13.3.1	Direct Ore Cyanidation

Analytical data developed on the composite samples indicate that the gold and silver mineralization present in the deposit is soluble in cyanide. High levels of solubility (80 to 90%) were observed for gold and silver. This apparent high solubility in cyanide provides an option for processing by direct cyanidation in an agitated leach circuit.

13.3.2	Flotation and Cyanidation of Concentrates

Precious metals reporting to a final concentrate produced by flotation should have a high solubility in cyanide. Cyanidation of flotation concentrates in an agitated leach circuit may be a viable processing option for materials originating from Terronera project.

13.3.3	Gravity Concentration

Small quantities of metallic gold and silver were indicated by metallic assay conducted on the composite samples at various grades. Inclusion of a gravity concentration circuit is not supported by the metallic assay data developed in this evaluation. However, higher grade zones should be analyzed for metallic gold and silver content to address the possibility of presence of coarse precious metal in higher grade zones in the deposit.

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13.4	Mass Balance and Projected Levels of Recovery

In order to develop projected levels of precious metal recovery for the project a metallurgical simulation model of the beneficiation plant was constructed. A steady state mass balance was calculated for the entire process including the flotation circuit. The following parameters and processing circuits were taken into account in the development of the metallurgical model and mass balance calculations.

•	A 1,000 metric tons per day beneficiation plant

•	Three stage crushing circuit

•	Fine ore storage

•	Single ball mill grinding circuit

•	Fine grind of 80 percent passing 270 mesh (Tyler)

•	Flotation Circuit

•	Rougher & Scavenger

•	Two stage cleaning circuit

•	Concentrate thickener

•	Filtration

•	Concentrate storage

•	Reclaim & Fresh Water systems

•	Reagent Mixing & Addition

•	Tailings thickener

The following assumptions were made with regard to the material to be processed:

•	The gold and silver assays for the Medium Grade composite were assumed at 1.5 and 262 grams per metric ton, respectively. The silver assay was consistent with the metallurgical data developed by SGS.

•	The loss in recovery throughout the cleaning flotation stages was assumed to be constant at 4 percent for both gold and silver.

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•	The assays and mass pull reporting to the concentrates were calculated based on the precious metal recovery obtained in bench scale flotation testing.

Table 13-7: Fine Grind Mass Balance (Steady State) Flotation Recovery and Mass Flow

Metallurgical	Grind				MASS
Products	Size	Mass	Assay (g/t)		FLOW		RECOVERY
	P80	Solids	Au	Ag	Au	Ag	Au	Ag
	(mesh)	(Mtph)			(kg/hr)	(kg/hr)	(%)	(%)
FEED	270	41.67	1.50	262	0.062	10.92
CONCENTRATE		1.74	30.58	5111	0.053	8.91	85.33	81.64
TAILING		39.91	0.23	50	0.009	2.00

Using the metallurgical data developed on a medium grade composite sample from Terronera project a steady state mass balance was calculated. The calculated data tabulated above indicate the following:

•

A fine grind enhances gold and silver recoveries. It should be noted that the levels of recovery obtained were achieved on material ground to 80 percent passing 37 microns. The target grind for the study was 270 mesh (53 microns).

•	The final concentrate is comprised of quartz with some sulfide mineralization (mainly pyrite) present.

•	Final concentrate grade may be improved by optimization of reagent dosage used in flotation.

•	A fine grind will result in increased precious metal recovery.

13.5	Conclusions

Using the metallurgical data developed on a medium grade composite sample from Terronera Project the expected levels of recovery for gold and silver are 85.33 and 81.64 percent, respectively. These levels of recovery may be achieved at a fine grind of 80 percent passing 270 mesh.

The benefits of a finer grind are offset by an increase in energy requirement for grinding. Optimization of the grinding circuit configuration may be necessary in order to achieve the fine grind required to enhance precious metal recovery.

The metallurgical data developed lead to the following conclusions:

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•	Precious metal recovery is sensitive to grind size. The Medium Grade composite appears to be the most sensitive.

•	Precious metals appear to be associated with sulfide mineralization present.

•	Liberation size for pyrite appears to be approximately 150 microns.

•	The lower and higher grade composites show a higher sensitivity for gold recovery when compared to silver recovery with respect to grind size.

•

The Terronera Low and High grade composites evaluated had a similar response to the flotation parameters evaluated. Precious metals recoveries were similar. The Medium grade exhibited lower levels of silver recovery at coarser grinds.

•	In general, high levels of pyrite recovery were obtained at the coarsest grind evaluated (100 mesh). A finer grind did not appear to improve iron flotation recovery.

13.6	Recommendations

The following recommendations are presented for discussion and consideration in scheduling future test work and generation of samples throughout the development of the Terronera project:

•	Conduct mineralogical examination of test products

•	Conduct flotation locked cycle tests on production composites using an optimized grind size.

•	Produce sufficient sample for solid – liquid separation studies

•	Analyze flotation products for impurities.

•	Conduct ICP 32 element analyses on final concentrates and tailing products.

•	Concentrate products should be saved for evaluation of a hydrometallurgical option for recovery of precious metals.

•	Optimization of the grinding circuit is recommended for optimization of costs associated with grinding.

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14.0	RESOURCE ESTIMATE

14.1	Summary

The Mineral Resources for the Terronera epithermal Ag-Au bearing veins at the Terronera Project were estimated by Endeavour Silver in-house staff employing computer block modelling methods and MAPTEC Vulcan mining software (Vulcan). P&E audited the Endeavour Silver estimate and has conditionally accepted the estimate for use as a basis for this PEA study. In P&E’s opinion, the Endeavour Silver classification of a portion of the Indicated Resources does not meet CIM standards for reporting of mineral resources and would not be acceptable for pre-feasibility or feasibility study and conversion to Probable Reserves. P&E has recommended an in-fill drilling program to upgrade the under drilled portion of the Endeavour Silver Indicated Resources to Indicated Resources to meet CIM standards.

The Ag-Au±Cu±Pb±Zn mineralization in the Terronera epithermal veins occurs in structurally controlled quartz and quartz breccia veins. The principal Terronera vein (TRV) has been traced by drilling for 1.5 km on strike and from surface to the maximum depth of drilling at 546m. The HW Terronera1 vein (HWTRV1) extends from surface to 315m however, the HW Terronera2 (HWTRV2), HW Terronera3 (HWTRV3) and FW Terronera (FWTRV) veins do not reach surface. True width of the principal TRV vein intercepts ranges from 1.5m to 16m and averages 3.9m. Apart from minor potential for open cast mining as slot cuts at surface, the Terronera veins are amenable only to underground mining.

Indicated and Inferred Mineral Resources have been estimated for silver and gold. This resource estimate is based on diamond drilling, core sampling and assaying with limited underground channel sampling and chip sample assaying in one historic stope. The exploration drill hole database for the Terronera Project contains 79 diamond drill holes totaling 24,267.05m of which 74 holes for 22,671.1m have been used to delineate and sample the resources. The database also includes 16 underground channels and 66.4m of chip sampling.

The mineral wireframes for the five veins were constructed from mineralization intercepts in drill holes and channel samples at a cut-off grade of 100 g/t silver equivalent (AgEq). AgEq is based on price only, as determined for the year end 2013 resource estimate by Endeavour Silver, and is calculated as AgEq = Ag g/t + (60 x Au g/t). Assay grades were adjusted down in proportion to core loss and capped at 1,750 g/t for Ag and 7.84 g/t for Au.

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Assay composites at variable lengths across the vein intercepts were generated from the assays captured by Vulcan software in the mineral wireframes. Minimum composite length is 1.5m.

The resource block model is rotated to 323° with a -73° dip and has XYZ block dimensions of 25m x 25m x variable (Z). Inverse distance cubed (ID³) interpolation was carried out using multiple search distances.

Water immersion bulk density testing was carried out for 10 samples taken from 2013 series drill core. Endeavour Silver used a 2.5 t/m³ bulk density to convert block model volumes to tonnes.

Mineral Resources were classified as Indicated and Inferred based on the drill hole spacing, level of assaying for drilling and geologic confidence in grade continuity. The Indicated Resource is contained within an envelope surrounding the drill hole intercepts that is projected to 25m beyond the vein intercepts and does not account for internal wide spaced sampling. While the structural continuity of the TRV vein is confirmed by the drilling, the internal sample spacing locally is not adequate for narrow, epithermal vein grade estimation at the Indicated Resource level of confidence.

The Endeavour Silver-estimated Indicated Mineral and Inferred Resources for a 100 g/t AgEq block cut-off as presented in Table 14-1.

Table 14-1: Terronera Mineral Resources at a 100 g/t AgEq Cut-off

Resource	Tonnes	Ag	Au	AgEq	Ag Ounces	Au Ounces
Classification	(millions)	g/t	g/t	g/t	(millions)	(thousands)
Indicated	2.9	211	1.65	310	19.9	156
Inferred	1.2	218	1.39	302	8.5	54

Notes

1)	CIM definitions were followed for Mineral Resources.

2)	The Qualified Persons for this Mineral Resource estimate are: Richard Routledge, M.Sc. (Applied), P. Geo. and Eugene Puritch, P. Eng. of P&E Mining Consultants Inc.

3)	Mineral Resources are estimated by conventional 3D block modelling based on wireframing at a 100 g/t AgEq cut-off grade and inverse distance cubed grade interpolation.

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4)	AgEq is calculated using the formula: AgEq= Ag g/t + (60*Au g/t).

5)	For the purpose of resource estimation, assays were capped at 1,750 for Ag and 7.84 for Au.

6)	Metal prices for the estimate are: US$18.00/oz Ag and US$1,250/oz Au.

7)	A bulk density of 2.5 tonnes/m³ has been applied for volume to tonnes conversion.

8)	Mineral Resources are estimated from the 1,648m RL to the 1,040m RL, or from surface to approximately 614m depth.

9)	Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.

10)	A small amount of the resource has been stoped at the northwest end of the TRV vein and this material has been removed from resources.

11)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Validation of the grade interpolation and the block model was carried out by on-screen review of grades and other block model estimation parameters versus drill hole composites, by comparison of assay, composites, zone intercepts and block grades, comparison to alternate nearest neighbour (NN) interpolations, and review of the volumetrics of wireframes versus reported resources. An independent estimate for the principal TRV vein was carried out by P&E using GEMS 6.4 mining software. P&E results compare reasonably to the Endeavour Silver estimate, particularly at the 100 g/t AgEq cut-off, with maximum variance on global grade of +14%.

Although there are number of minor issues with the Endeavour Silver estimate and improvements that should be made for the next estimate, results of P&E review and audit indicates that the Endeavour Silver in-house estimate has no fatal flaws, is not unreasonable and is within industry standard practice. P&E notes that the Endeavour Silver resource classification is preliminary and, while acceptable for a PEA study, a portion of the Indicated Resources are based on wide space drilling that adequately defines vein structure but does not provide the quality of localized grade estimation that would be acceptable to convert the Indicated Resources to Probable Reserves. Closer-spaced drilling and/or underground development and channel sampling is recommended to upgrade the current Indicated Resources to the level of confidence acceptable for conversion to reserves.

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P&E recommends in-fill drilling to upgrade Inferred Resources to Indicated Resources as a basis for pre-feasibility or feasibility study and estimation of reserves. P&E proposes 12,675m of NQ diamond drilling in 59 holes. An initial Phase 1 campaign of 38 holes (5,060m) is designed to upgrade resources to a minimum economic target of 2.9 million tonnes from surface to 1,340m relative elevation (RL) and a Phase 2 campaign of 21 deeper holes (7,615m) to expand resources to 1,200 RL, the lowest elevation tested by current drilling.

14.2	Previous Resource Estimate

Endeavour Silver prepared a NI 43-101 Technical Report for year end 2013 resources authored by Mr. Michael Munroe, Geology Manager for Endeavour Silver Mexico operations and a qualified person under CIM definitions standards. The report has an effective date of December 31, 2013, a report date of March 27, 2014 and was filed on SEDAR as of March 28, 2014. The estimate was based on 58 diamond drill holes with average spacing of 50m as well as 43 underground channel chip samples. Grades for resource assays were capped at 2,070 g/t for silver and 7.96 g/t for gold. Resource cut-off grade was in silver equivalent at 100 g/t AgEq based on metal prices of US $24.20/oz for silver and US $1,452/oz for gold. AgEq in g/t was derived by adding the silver grade to 60 times the gold grade. A minimum horizontal mining width of 1.5m was used for compositing assays. The estimate was carried out using Vulcan 3D mining software to generate 3D wireframes for the Terronera vein, and the hanging wall and footwall veins and to interpolate grades in a conventional resource estimation approach. Block size, estimation parameters and multi pass inverse distance cubed (ID³) interpolation were similar to the current Endeavour Silver estimate to be described in this report.

The mineral resources reported herein were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines current as of the effective date of this report. Resource blocks/areas where the geological framework, continuity and grade of mineralization were sufficiently understood to support a Preliminary Feasibility study were classified as Indicated Resources. The blocks/areas where confidence in the estimate was insufficient to enable an evaluation of the economic viability worthy of public disclosure, were classed as Inferred Resources. The year end 2013 resources for the Terronera veins are shown in Table 14-2.

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Table 14-2: Terronera Mineral Resources at a 100 g/t AgEq Cut-off

Resource		AgEq	Ag	Au
Classification	Tonnes	g/t	Ounces	Ounces
Indicated	2,169,000	303	16,248,200	80,900
Inferred	2,022,000	281	10,986,500	120,900

Notes

1)

Mineral resources which are not mineral reserves have not demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2)

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Subsequent to the 2013 resource estimate, Endeavour Silver drilled an additional 49 surface holes which updates the 2013 estimate.

14.3	Source of Data

Endeavour Silver provided P&E with digital data in ASCII/CSV, Excel, ISIS, Vulcan, DXF/DWG and PDF formats as listed below. P&E notes that no variography was provided by Endeavour Silver.

14.3.1	Database

•	2014-Oct-TR_Assays.csv

•	2014-Oct-TR_Collars.csv

•	2014-Oct-TR_Litho.csv

•	2014-Oct-TR_Surveys.csv

•	2014-terronera-16oct.trf.isis

•	2014-terronera-16oct.trf.isix

14.3.2	Composites

•	2014-terronera_ctr_entry.csv

•	2014-terronera_ctr_group.csv

•	sso2014-terronera-16oct-str.ctr.isis

•	sso2014-terronera-16oct-str.ctr.isix

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14.3.3	Capping

•	2014-TR_Assays_Cap_16Oct.xlsx

14.3.4	Wireframes

Contours

•	2014-5m_Cntrs.00t

Veins

•	2014-Veins.dxf (TRV, HWTRV1, HWTRV2, HWTRV3, FWTRV)

•	2014-Vein_TRV-5mCntr.00t

•	2014-Vein_TRV-Wrkns.00t

•	2014-Vein_HWTRV1.00t

•	2014-Vein_HWTRV2.00t

•	2014-Vein_HWTRV3.00t

•	2014-Vein_FWTRV.00t

Resources

•	2014-Resources-Areas.dxf

•	2014-Indicated-TRV.00t

•	2014-Indicated-HWTRV1.00t

•	2014-Indicated-HWTRV2.00t

•	2014-Inferred-TRV.00t

•	2014-Inferred-HWTRV1.00t

•	2014-Inferred-HWTRV2.00t

•	2014-Inferred-HWTRV3.00t

•	2014-Inferred-FWTRV

14.3.5	Model Definition

•	2014-Terronera-25m_16Oct.bdf

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•	Attributes_Block Model.xlsx

•	Model Params Terronera.xlsx

14.3.6	Block Model

•	2014-Terronera-25m_16Oct.csv

•	2014-Terronera-25m_16Oct.bmf

14.3.7	Resources Parameters

•	Resources Parameters Terronera as of Oct 2014.docx

14.3.8	Report of Resources Calculation

•	2014 Resource Calculation Terronera-16Oct2014.xlsx

14.3.9	Longitudinal Section

•	Longitudinal Section Terronera WGS84_Oct 2014.dwg

14.3.10	Data Verification

P&E uses GEMS routines to validate the drill hole database using software routines that trap errors and potential problems such as:

•	Intervals exceeding the hole length (from-to problem).

•	Negative or zero length intervals (from-to problem).

•	Inconsistent down hole survey records or lack of zero depth entry at collar as needed by GEMS.

•	Duplicate samples or out of sequence and overlapping intervals (from-to problem; additional sampling/check sampling included in table).

•	No interval defined within analyzed sequences (not sampled or implicit missing samples/results).

Verification of data also includes checks for:

•	Inconsistent naming conventions and analytical units.

•	Transposed assay table columns

•	Implausible drill hole collar locations

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•	Implausible drill hole traces on screen in 3D

•	Drill hole deviation checks by software or Excel graphs

The drill hole data received from Endeavour Silver are quite clean, with only a few errors found. Duplicated survey entries in two holes were fixed and some hole lengths extended to match other interval data e.g. surveys, assays.

P&E notes that collar and down-hole survey files lack collar azimuth and dips. The survey file starts with first down-hole reading which was considered to be the collar azimuth and dip for the purpose of the Endeavour Silver estimate in Vulcan. Survey data acquisition is dictated by Reflex multishot surveying which starts at the hole toe. If elevated magnetics occur and Reflex readings are affected, there is no backup surface survey of collar azimuth and dip to allow for a check/audit.

For holes TR15-1 & TR15-2, collar azimuth and dip, as reported in the Technical Report for year end 2013 (Munroe 2014), are significantly different from the first down-hole readings by Reflex.

A number of drill collar set ups lie above or below the topographic surface by a minimum of 1m to 6m, e.g. set ups for TR05-1 to 5; however, vein solids are properly clipped to the topographic surface.

P&E used proprietary software to examine the downhole surveys for excessive deviation readings that need confirming or removal. Results are as follows:

Downhole Survey Verification

•	Number of holes/channels in survey file: 95

•	Number of records: 751

•	Total length drilled: 24,333.50m

•	Number of unsurveyed holes: 0

•	NQ Hole deviation analysis for threshold deviation: 5º/30 m

•	Number of excessive azimuth deviations: 9

•	Number of excessive dip deviations: 1

•	Number of holes with no azimuth change: 1

•	Number of holes with no dip change: 13

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Table 14-3: Holes with Excessive Deviation

Hole ID	Distance	Az/Dip
TR00-2	19	Az First reading (versus 2013 Technical Report collar)
TR03-5	20	Az First reading (versus 2013 Technical Report collar)
TR04-5	20	Az First reading (versus 2013 Technical Report collar)
TR05-1	20	Az First reading(versus 2013 Technical Report collar)
TR06-1	50	Az
TR15-1	49	Az First reading (versus 2013 Technical Report collar)
TR15-1	49	Dip First reading (versus 2013 Technical Report collar)
TR15-2	20	Az First reading (versus 2013 Technical Report collar)
TR16-2	200	Az
Total holes: 9

Most of the questionable hole deviations arise from the difference in the collar from the 2013 Technical Report and first reading from the downhole survey.

These would not show if the collar reading was the same as the first downhole reading as used in the Endeavour Silver estimate. The collar data was only available for the 30 holes drilled in 2013. The discrepancy between the collar and first downhole readings for the 2013 series holes listed above, and the survey data for remaining two holes with excessive deviation, should be checked against available survey records. Implausible readings should be discarded where practicable.

14.4	Terronera Diamond Drill Hole Database

The digital drill hole database contains data for surface diamond drill holes completed in two campaigns by Endeavour Silver as well as some 43 chip samples taken from 16 channels in a small area at the west end of the deposit. Thirty holes (8,573.5m) were drilled from surface in 2013 with the balance of 49 holes (15,693.55m) drilled from surface in 2014. The collars of some 47 holes are within 2m of other holes and are fanned drilled vertically and horizontally. For the purpose of resource modelling and estimation, the channels are represented as horizontal drill holes in the database.

Drilling spans 1.5 km along strike of the mineralized veins, and extends to a depth of 546m at the deepest intercept in the vein. Drill hole intercepts in the TRV vein exceed 50m spacing on section and dip except for the core of the fan-drilled areas and is drilling density exceeding 50m is considered low for narrow epithermal vein deposits particularly for grade estimation. P&E also notes that fan drilling for surface holes does not intersect the vein at optimal angles, although it is dictated by rugged topography. The main TRV vein shows good continuity at this spacing but there are relatively few holes for the resource tonnage estimated.

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The diamond drill hole database is summarized in Table 14-4.

Table 14-4: Summary of Diamond Drill Hole Database

DDH	No.	Length (m)
Channels	16	66.45
Resource	74	22,671.10
Exploration & Resource	79	24,267.05
All	95	24,333.50

A plan of drill hole locations for the Terronera resource area is shown in Figure 14-1 and a 3D perspective view is shown in Figure 14-2.

14.4.1	Drill Hole Collar Surveys

Collars for the drill holes were surveyed by Endeavour Silver exploration technicians using Total Station-GNSS instrumentation. The drill hole database grid is based on UTM coordinates (Zone 13Q) of the WGS 84 geodetic reference system.

14.4.2	Down Hole Surveys

Down hole surveys were carried out by Endeavour Silver personnel using Reflex EZ-Trac tooling which is equipped with a built-in compass that is not suitable for in-casing readings and is affected by magnetic rocks. The Reflex EZ-Trac is an electronic device providing a digital readout and has single and multi-shot capability. The probe length is 1.03m. The accuracy of the Reflex instrument is ±0.25° for inclination measurements and ±0.35° for azimuth measurements.

Readings were taken in multishot mode from the drill hole toe to surface at nominal 30m to 50m intervals. Final reading near surface or initial readings at the toe are commonly at much shorter intervals. The azimuths were corrected for magnetic declination and drift, and then the corrected data were entered into the digital drill hole database.

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Figure 14-1: Drill Hole and Channel Sample Location Plan and Surface Projection of the Terronera
Vein Wireframes

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Figure 14-2: 3D Perspective of Drill holes and Terronera Veins’ Wireframes*

14.4.3	Assay/Analytical Database

P&E carried out assay data verification in March-April 2015. A total of 443 records for silver and gold assays contained in the mineral resource wireframes were extracted for verification against laboratory assay records. The assay certificates in spreadsheet format were obtained directly from ALS. Of these, certificates were available for 340 assays (77%) and values were compared in spreadsheet. No errors were found. Of the 103 assays for which certificates were not available, 69 were for 2012 to 2013 assaying and would have been checked under Munroe (2014) leaving the balance of only 34 or 8% for 2014 unchecked.

Endeavour Silver submitted drill core and chip samples for Ag, Au, Cu, Pb and Zn analysis at the ALS Chemex laboratory in Hermosilla, Mexico. The assay database contains 6,491 samples covering 7,357.65m of core and chip sampling. Statistics for the assays are shown in Table 14-5.

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Table 14-5: Assay Database Statistics

Statistic (Count 6,491)	Length (m)	Ag g/t	Au g/t	Ag_R g/t	Au_R g/t	Cu %	Pb %	Zn %
Sum	7,357.65	-	-	-	-	-	-	-
Minimum	0.10	0.20	0.01	0.20	0.003	0.000	0.000	0.000
25th Percentile	0.85	1.00	0.01	1.00	0.013	0.000	0.001	0.005
Median	1.20	2.60	0.03	2.60	0.032	0.001	0.002	0.007
75th Percentile	1.50	13.50	0.10	13.10	0.096	0.002	0.003	0.011
Maximum	5.70	9,720.00	21.00	7,290.00	16.550	0.405	5.440	9.090
Mean	1.13	42.93	0.25	39.07	0.226	0.003	0.013	0.030
Length Weighted	-	31.32	0.22	28.33	0.191	0.002	0.010	0.025
Variance	0.18	60,436	0.96	44,448	0.757	0.000	0.008	0.027
Standard Deviation	0.42	245.84	0.98	210.83	0.870	0.009	0.090	0.164
Coeff. of Variation	0.37	5.73	3.94	5.40	3.851	3.774	6.934	5.431
Skewness	0.44	19	10	17	9	21	38	32
Kurtosis	5.09	539	129	399	118	707	2,077	1,522
95th Percentile	1.50	156.50	1.12	144.03	0.991	0.009	0.049	0.105
98th Percentile	1.55	412.00	2.61	385.00	2.287	0.023	0.131	0.276
99th Percentile	1.90	800.20	4.27	723.31	3.582	0.035	0.223	0.469
99.5th Percentile	2.58	1,200.50	7.00	1,120.36	6.581	0.052	0.392	0.786

Endeavour Silver adjusted 320 raw Ag and Au assays for core recovery. If core recovery was 92%, for example, Ag and Au assay values were reduced to 92% of the original analytical value. The adjusted values are recorded in the database as “Ag_R” and “Au_R” and these values were used for resource estimation. No study was provided to support this practice. P&E’s site visit confirmed that core recovery was generally very good, the vein was very competent and recovery was over 90% for core examined. The oxidation level was generally low and the mineralization appeared unleached. P&E agrees with Endeavour Silver that the use of “recoverable” grades is conservative. Core recoveries for vein intercepts in holes TR04-3, TR20-3 and TR21-1 were very poor and the assays in these holes were not used for the resource estimate.

In addition to the data verification reported above, P&E reviewed the QAQC for the Terronera Project analyses and concludes that the analyses are acceptable. In P&E’s opinion the drill hole and assay/analytical databases may be used for the estimation of Mineral Resources and Mineral Reserves.

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14.5	Wireframes

Endeavour Silver constructed 3D mineral wireframes for five veins to constrain the resource grade interpolation. Veins are labelled in the database as TRV, HWTRV1, HWTRV2, HWTRV3 and FTRV. For each vein, a geologic wireframe of the vein was prepared based on a cut-off grade of 100 g/t AgEq. The 100 g/t cut-off for resources was used for Endeavour Silver’s in-house estimate for year end 2013 resources at Terronera and is currently used at Endeavour Silver’s Guanajuato mines.

Within the geologic wireframe, an Indicated resource wireframe and an Inferred wireframe were constructed, the latter two manually designed on inclined longitudinal section. The Indicated wireframes were constructed only for the TRV, HWTRV1 and HWTRV2 veins. The Indicated wireframe is essentially an envelope surrounding the vein intercepts that is extended 25m past the limits of vein intercepts in the periphery of the deposit. The Inferred wireframe is a further extension of the resource limits to 75m past the peripheral drill hole intercepts for the TRV vein or 25m for the HWTRV3 and FWTRV veins. Internally, the wireframes do not constrain the estimate to any specified distance from vein intercepts and the Indicated wireframe for the TRV vein contains wide spaced drilling at or exceeding 100m. Blocks in the geologic vein wireframes were interpolated but resources are only reported for the resource wireframes.

P&E review of the Endeavour Silver wireframes indicates that they agree reasonably well with logged vein lithology but good grade intercepts also occur in Kmr (rhyolite tuff) and Kma (andesite tuff) rock units so interpretation of vein intercepts is critical and appears to have been done reasonably well. There are a number of “vein” intercepts that are not logged as veins and internal waste portions of the veins are modelled-in as well. Waste occurring as low grade or no vein logged in holes on strike of both ends of the TRV vein should be excluded from the wireframe and likely contributes to some dilution of grade at the vein extremities. There appears to be a cross-fault at the SE end of the TRV vein that has terminated the TRV vein.

No minimum mining width is apparent in the Endeavour Silver wireframes; holes with low grade are modelled for continuity but include a large down dip extension below 1200RL as well that is curtailed in the resource solids. Endeavour Silver mine operations in Guanajuato use 0.80m minimum horizontal width but this is not strictly observed (not diluted out) for resources. Vein wireframes at Terronera are not entirely filled with interpolated grade blocks but resource wireframes appear to be filled. P&E recommends using a minimum horizontal mining width to estimate resources that will be subject to pre-feasibility or feasibility study.

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Polyline snapping to drill holes appears to have been done but cannot be verified due to the hole trace plotting differences between software platforms (GEMS versus Vulcan).

Extruded workings/stope wireframes were used to clip the TRV Vein and remove mined portions of the vein. The other vein solids are unaffected.

P&E examined metal prices, operating costs and metal recoveries used in this PEA with respect to the 100 g/t AgEq wireframe cut-off (Table 14-16). Metal prices were provided by Endeavour Silver.

Table 14-6: Resource Cut-Off Grade

Item	2014	2013
Metal Price: Ag US$/oz	$18.00	$24.20
Metal Price: Au US$/oz	$1,250	$1,452
Concentrate Recovery Ag	86%	86%
Concentrate Recovery Au	89%	89%
Smelter Payable Ag	1.0000	1.00
Smelter Payable Au	1.0000	1.00
Mining Cost $/t	$50.00	$50.00
Process Cost $/t	$32.34	$32.34
G&A Cost $/t	$13.40	$13.40
SRF Costs $/t¹	$0.00	$0.00
Transport Cost $/t	$0.00	$0.00
NSR Ag $/g	$0.50	$0.67
NSR Au $/g	$35.77	$41.55
AgEq: Au	71.87	62.09
Mine Cut-off $	$95.74	$95.74
Mill Cut-off $	$45.74	$45.74
Mine Cut-off AgEq g/t	192	143
Mill Cut-off AgEq g/t	92	68
Incremental Mine Cut-Off AgEq g/t²	152	113

Notes:

1)	SRF: Smelting, Refining, Freight, Incidentals

2)	Mining cost at 60% i.e. $30/t

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P&E notes that the wireframing cut-off grade for 2014 is lower than the mining cut-off of 192 g/t AgEq and is also lower than the marginal cut-off of 152 g/t AgEq which is generally used for underground resource estimates. The marginal cut-off for Endeavour Silver’s 2013 resources of 113 g/t AgEq is closer to the 100 g/t AgEq resource cut-off used for 2014 but is still somewhat higher than the wireframe cut-off. P&E recommends wireframing at a marginal cut-off that reflects the applicable metal prices and recoveries.

Table 14-7 summarizes the hole intercepts used for resource estimation and intercepts in the TRV mineral wireframe. Figure 14-3 shows an inclined longitudinal section of the wireframes and drill hole intercepts. Figure 14-4 and Figure 14-5 are vertical cross sections of the TRV, HWTRV2 and HWTRV3 veins and wireframes.

Table 14-7: Summary of Drill Hole Intercepts in TRV Resource Wireframes

TRV Vein Intercept Statistics (Count 72)	Length (m)	True Width (m)	Ag g/t	Au g/t
Sum	421.65	281.90	-	-
Minimum	1.85	1.50	0.30	0.02
25th Percentile	2.59	1.87	61.11	0.35
Median	3.82	2.47	150.57	0.77
75th Percentile	7.96	4.99	301.44	1.41
Maximum	26.65	16.04	1,442.50	8.50
Mean	5.86	3.92	241.15	1.29
Length Weighted	-	-	272.87	1.56
Variance	23.03	9.19	74,723	2.40
Standard Deviation	4.80	3.03	273.36	1.55
Coeff. of Variation	0.82	0.77	1.13	1.20
Skewness	2.0	1.9	2.23	2.44
Kurtosis	5.0	3.9	6.09	7.05
95th Percentile	14.80	10.26	736.59	4.19
98th Percentile	19.39	12.70	1,084.58	5.87
99th Percentile	22.85	14.30	1,288.71	6.82
99.5th Percentile	24.75	15.17	1,365.61	7.66

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Figure 14-3: Inclined Longitudinal Section Showing TRV Vein Intercepts and Endeavour Silver Wireframes*

*(Looking NE from footwall )

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Figure 14-4: P&E Cross Section 550SE Showing the TRV and HWTRV2 Resource
Wireframes and Silver Equivalent Assay Grades

*(Looking NW - 50 m corridor)

Legend AgEq Assays (g/t)

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Figure 14-5: P&E Cross Section 950SE Showing the TRV and HWTRV3 Wireframes and
Silver Equivalent Assay Grades

*(Looking NW - 50 m corridor)

Legend Ag Assays (%)

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14.6	Assay Grade Distributions and Grade Capping

Endeavour Silver developed basic statistical parameters for raw silver and gold assays. The parameters indicated that the data are positively skewed and gold distribution appears to be bimodal. Accordingly, Endeavour Silver elected to cap high assays within the wireframes in order to limit the influence of high outlier assays. Endeavour Silver examined lognormal probability plots and cumulative frequency plots of the assays and the capping value was based on the cumulative probability of approximately 98%. Grade capping carried out on individual resource assays.

Recoverable grades are capped at 1,750 g/t for Ag and 7.84 g/t for Au. The capped grades are lower than for the Technical Report for year end 2013 (Munroe 2014). As part of the audit, P&E prepared histograms and probability plots of assay grades captured within the resource wireframe for the TRV vein (Figures 14-6 to 14-9). P&E interpretation of the plots supports the Endeavour Silver capping. The impact on average grade of capping the recoverable assays in the wireframe for the TRV vein is -9% for silver and -8% for gold.

P&E’s review of the spatial distribution of higher grades disclosed no significant clustering that would warrant modeling high-grade zones.

14.6.1	Assay Compositing

Assay compositing along the drill holes was done over the combined length of the samples captured by the wireframes (Table 14-8). These variable composite lengths are carried through to the variable block Z widths in the block model. This is a feature of Vulcan software and not generally practiced where regularized sample support is desirable.

14.7	Bulk Density

Bulk density tests have been done for only 10 core samples from 2013 drilling. Testing was by water displacement on waxed drill core. The average of the tests is slightly higher than the 2.5 t/m3 that Endeavour Silver has used for bulk density at Terronera. Endeavour Silver’s mine operations use 2.55 t/m3 at El Cubo and 2.5 t/m3 at Bolañitos for similar epithermal veins so 2.5 t/m3 would appear to be reasonable for use as a bulk density at Terronera. P&E recommends additional testing to ensure representative sampling by vein and throughout the veins’ extents.

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Figure 14-6: Histograms of Raw Recoverable Silver Assays in Resource Wireframes

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Figure 14-7: Histograms of Raw Recoverable Gold Assays in Resource Wireframes

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Figure 14-8: Log-Probability Plot for Ag

Terronera TRV Vein
Cumlative Frequency % Log Probability Plot
% of values < g/t
99.999
99.995
99.99
99.95
99.90
99.80
99.50
99.00
98.00
95.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
15.00
10.00
5.00
2.00
1.00
0.50
0.20
0.10
0.05
0.01
0.1
1
10
100
1000
10000
Silver Grade (g/t)

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Figure 14-9: Log-Probability Plot for Au

Terronera TRV Vein
Cumlative Frequency % Log Probability Plot
% of values < g/t
99.999
99.995
99.99
99.95
99.90
99.80
99.50
99.00
98.00
95.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
15.00
10.00
5.00
2.00
1.00
0.50
0.20
0.10
0.05
0.01
0.001
0.01
0.1
1
10
100
Gold Grade (g/t)

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Table 14-8 provides statistics for capped resource assays.

Table 14-8: Summary Statistics for Capped Resource Assays (Trv Vein)

Assay Statistics (Count 437)	Length (m)	Ag_R g/t	Au_R g/t
Sum (m)	415.00	-	-
Minimum	0.15	0.3	0.007
25th Percentile	0.65	42.50	0.260
Median	0.95	98.40	0.622
75th Percentile	1.25	240.55	1.458
Maximum	3.05	1,750	7.840
Average	0.95	240	1.274
Length Weighted Mean	-	211	1.28
Variance	0.16	133,056	3.031
Standard Deviation	0.40	365	1.741
Coefficient of Variation	0.42	1.52	1.37
Skewness	0.5	2.7	2.4
Kurtosis	1.1	7.2	5.8
97th Percentile	1.50	1099.44	5.950
98th Percentile	1.51	1750.00	7.840
99th Percentile	1.70	1750.00	7.840
99.5th Percentile	1.92	1750.00	7.840

Note: Assays for TR04-3, TR20-3 and TR21-1 removed

14.8	Variography

No variography was provided by Endeavour Silver to support a grade interpolation search strategy. P&E prepared variance normalized semi-variograms for regularized 2m assay composites prepared from P&E resource wireframes constructed for the audit (Figure 14-10 to Figure 14-15). Linear down hole variography shows low nugget effect and supports Endeavour Silver’s use of ID³ interpolation. Omni and tighter vector variograms show ranges of 56m up to 102m on strike and 65m up to 83m on dip.

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14.8.1	P&E Variography

Figure 14-10: Down hole Linear Ag

Figure 14-11: Down hole Linear Au

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Figure 14-12: 3D Omni Down Dip

Figure 14-13: 3D Down Dip 45º Spread Angle

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Figure 14-14: 3D Omni Along Strike

Figure 14-15: 3D Along Strike 45º Spread Angle

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14.9	Block Model

The Endeavour Silver Vulcan block model is rotated and dipping (320º/73º) with blocks and 25m x 25m x variable Z blocks with the Z dimension derived from vein composite/wireframe widths. X and Y Block size at 25m is suitable for the sampling density but is low resolution for Preliminary Economic Assessment (PEA) mine layout and planning. This block modeling method is essentially 2D with a thickness component that is similar to the polygonal method on long section but with added smoothing.

14.9.1	Block Model Grade Interpolation

Search and Grade Interpolation Strategy

Table 14-9 illustrates Endeavour Silver’s search and grade interpolation strategy.

Table 14-9: Endeavour Silver Grade Interpolation Search Criteria

Vein	Pass	Bearing	Plunge	Dip	Major Axis	Semi- Major Axis	Minor Axis	Min No. of Samples	Max No. of Samples
TRV	1	320	0	-73	30	30	20	2	24
	2	320	0	-73	100	75	30	2	12
	3	320	0	-73	200	200	60	2	12
HWTRV1	1	320	0	-75	30	30	20	2	16
	2	320	0	-75	100	75	30	2	10
	3	320	0	-75	200	200	60	2	10
HWTRV2	1	320	0	-65	30	30	20	2	16
	2	320	0	-65	100	75	30	2	10
HWTRV3	1	320	0	-85	30	30	20	2	16
	2	320	0	-85	100	75	30	2	10
FWTRV	1	320	0	-73	30	30	20	2	16
	2	320	0	-73	100	75	30	2	10
	3	320	0	-73	200	200	60	2	10

Block model: 2014-Terronera-25m_16Oct

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ID3 interpolation with multiple passes (3) is appropriate, however, the high number of maximum samples (16 to 24) used for interpolation may introduce more smoothing than desirable from ID3, assuming the small initial search can capture this many samples. The initial search ellipse at 30m x 30m (X&Y) is too small considering the block size and sample spacing and rarely captures samples from multiple holes. Therefore much of the first pass interpolation (Indicated) is likely based on single holes and emulates polygonal estimation. Statistics for the Endeavour Silver block model show that at least half the Indicated blocks are estimated from one hole. P&E notes that variogram ranges are 50m to 100m and support this search distance for Indicated. Almost 50% of the assay composites captured from P&E wireframing of the TRV Vein grades less than the 100 g/t AgEq targeted resource cut-off grade.

Interpolated grades were saved in their respective grade attribute models together with estimation criteria such as number of composites and holes used for the estimate, average distance from the composites to the block centroid, and interpolation pass number.

AgEq in the block model is converted from block Ag and Au grades where AgEq=Ag g/t + (Au g/t * 60) as discussed previously.

14.10	Mineral Resource Classification

In P&E’s opinion, the level of drilling, assaying and exploration work completed to year end 2014 is sufficient to show that the Terronera Ag-Au epithermal vein deposit has the size and grades to indicate reasonable potential for economic extraction and thus qualify the estimated resources as Mineral Resources under CIM definition standards.

International regulator’s codes including the Canadian National Instrument 43-101/CIM (Canada) and the JORC (Australia) require that the following aspects be considered when developing a classification scheme:

•	Continuity of geological features (lithology, structure, alteration, etc)

•	Continuity of the mineralization and grades

•	Variogram models and their related ranges

•	Statistics of the grade population

•	Tonnage factor

•	Distance between sample points (drilling density)

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•	Sampling and data quantity, quality, and integrity (QAQC)

•	Economic, legal, environmental and technical perspectives of extraction:

•	Type and scale of an appropriate mining operation

•	Recovery and other metallurgical considerations

•	Cut-off grade analysis

•	Mining rights and permitting

Endeavour Silver classified Indicated and Inferred Resources based on the resource blocks location within the respective wireframes, in accordance with the data used for the grade interpolation and also the AgEq contained in them. The resources were categorized as follows:

•	Indicated Resources: Resource blocks which lie within a 25m radius from the last drill hole in the periphery of the mineralized zone. The TRV, HWTRV1 and HWTRV2 veins have Indicated Resources defined.

•	Inferred Resources: Resource blocks which lie within a 75m radius (TRV) or 25m radius (HWTRV3 and FWTRV) from the last drill hole intercept in the periphery of the mineralized zone.

The Endeavour Silver classification system does not consider the drill hole density or grade/geologic continuity (variography) within the mineralized zone. P&E cautions that the hanging wall and footwall veins are delineated by only two to eight drill holes. The Inferred Resource in vein HWTRV3 is based on two drill holes which do not provide for certainty as to 3D continuity or vein orientation. However, the tonnage in HWTRV3 is small (17,200 tonnes) and has little impact on project economics.

P&E notes that 50m spacing is Endeavour Silver policy for exploration/delineation drilling. Endeavour Silver mine operations rely predominantly on development in the vein and back chip sampling at 3m spacings for resource and reserves definition. Exploration drill hole-based resources at operations are generally on the fringes of the developed resources and reserves and are considered Inferred. However, for Greenfield projects with no development and given the long strike length and dip extent of significant epithermal veins, it is impractical to drill at an intercept density of less than 50m. The semi-variograms for strike and dip constructed by P&E show ranges at the sill of 50m to 65m and support classification of Indicated Resources up to this distance.

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14.10.1	Mineral Resource Reporting

The total Indicated Mineral Resource for a 100 g/t AgEq block cut-off grade is 2.9 million tonnes averaging 211 g/t Ag and 1.65 g/t Au, or 310 g/t AgEq. Inferred Mineral Resource for a 100 g/t AgEq block cut-off grade is 1.2 million tonnes averaging 218 g/t Ag and 1.39 g/t Au, or 302 g/t AgEq.

Table 14-10 summarizes the Indicated and Inferred Resources at a cut-off grade of 100 g/t AgEq. Table 14-11 summarizes resource sensitivity to AgEq cut-off grade and Figure 14-16 illustrates the sensitivity for Indicated and Inferred Resources.

Table 14-10: Summary of Terronera Resources at a cut-off grade of 100 g/t AgEq(1-11)
As of Oct. 16, 2014

Vein	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag Ounces	Au Ounces	Block Width (m)
Terronera (TRV)	2,583,600	219	1.57	314	18,214,000	130,400	5.91
Hw Terronera 1 (HWTRV1)	288,300	128	2.52	279	1,183,000	23,400	4.69
Hw Terronera 2 (HWTRV2)	66,400	241	1.03	303	515,000	2,200	3.35
TOTAL (Indicated)	2,938,300	211	1.65	310	19,912,000	156,000	5.73
Terronera (TRV)	1,028,100	208	1.45	295	6,864,000	47,900	4.14
Hw Terronera 1 (HWTRV1)	67,200	100	1.31	179	216,000	2,800	2.67
Hw Terronera 2 (HWTRV2)	32,800	139	1.37	221	146,000	1,400	2.83
Hw Terronera 3 (HWTRV3)	17,200	561	0.97	619	310,000	500	2.77
Fw Terronera (FWTRV)	67,200	446	0.75	490	963,000	1,600	2.28
TOTAL (Inferred)	1,212,500	218	1.39	302	8,500,000	54,400	3.90

Notes:
1)	CIM definitions were followed for Mineral Resources
2)	Mineral Resources are estimated by conventional 3D block modelling based on wireframing at a 100 g/t AgEq cut-off grade and inverse distance cubed grade interpolation.
3)	AgEq is calculated using the formula: AgEq = Ag g/t + (60*Au g/t).
4)	For the purpose of resource estimation, assays were capped at 1,750 for Ag and 7.84 for Au.

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5)	Metal prices for the estimate are: US$18.00/oz Ag and US$1,250/ oz Au.
6)	A bulk density of 2.5 tonnes/m³ has been applied for volume to tonnes conversion.
7)	Mineral Resources are estimated from the 1,648m RL to the 1,040m RL, or from surface to approximately 614m depth.
8)	Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.
9)	A small amount of the resource has been stoped at the northwest end of the TRV vein and this material has been removed from resources.
10)	Mineral resources which are not mineral reserves have not demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Table 14-11: Resources Sensitivity to Cut-Off Grade

Indicated Resources
Cut-Off AgEq g/t	Tonnes	Ag g/t	Au g/t	AgEq g/t
Wireframe	3,632,031	175	1.43	261
50	3,309,375	191	1.55	284
100	2,938,281	211	1.65	310
150	2,657,031	225	1.74	330
200	2,335,938	242	1.82	351
500	296,875	488	1.81	597
1,000	3,125	1,056	3.34	1,256
Inferred Resources
Wireframe	1,779,688	157	1.04	219
50	1,414,844	192	1.27	269
100	1,212,500	218	1.39	302
150	1,037,500	239	1.52	330
200	844,531	276	1.52	367
500	69,531	594	1.94	711
1,000	14,063	1,000	0.98	1,059

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Figure 14-16: Resource Sensitivity to Cut-Off Grade

14.10.2	Block Model Validation and Resource Audit

There has been limited historic mining on TRV vein and no reconciliation studies or data are available for validation of the resource estimate. As such, estimated tonnages, grades, and contained metal cannot be compared to actual production or the sensitivity of the grade estimate to drill hole density.

The block model was validated using a number of industry standard methods including visual and statistical methods. Visual examination of vein composites and block grades on plans and sections on-screen and review of the reasonableness of estimation parameters including:

•	Number of composites used for estimation
•	Number of holes used for estimation
•	Distance to the nearest composite
•	Number of passes used to estimate grade

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The Vulcan block model was imported as point data for the purpose of on-screen review. Mean grades between assays, composites, and model blocks (Table 14-12) were compared. Typically, the mean grades decreased somewhat from assays to blocks and variance/coefficient of variations decreased as well, showing volume-variance effect and expected smoothing of grade.

The Vulcan block model data were imported to Excel and P&E verified that the Endeavour Silver resource reporting at 100 g/t AgEq cut-off grade reflects the block model. Block model resource tonnes versus wireframe tonnes is generally within an acceptable variance except there appears to be a problem with the HWTRV2 Inferred Resource estimate which gained 24.5% in tonnes versus the solid (Table 14-13). The HWTRV2 resource is relatively small tonnage and has little impact on the project over all resources.

Table 14-12: Comparison of Grades for Ag Assays, Composites and Global Block Models for TRV Vein

Statistic	Ag g/t	Au g/t
Capped Assays (weighted mean)	211	1.28
Endeavour Silver Vein Composites1,2 (mean weighted by true widths	217	1.23
Block Model (Global Wireframe Mean)	174	1.29
Variance: Block Model versus Assays
Variance	-37	0.01
% Variance	-18%	1%
Variance: Block Model versus Intercepts
Variance	-43	0.06
%Variance	-20%	5%

Notes:
1)	72 intercepts for 421.65m, recoverable and capped assays
2)	Excludes channel samples

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Table 14-13: Endeavour Silver Wireframe Volumetrics versus Reported Resources

Wireframe Volumetrics			R
			O Volume				Resource	Variance
Name1	Name3	Vein	C x1000 m3	Density t/m3	Tonnes	Valid	Tonnes	vs Solids
Vein0	2014-Vein_	TRV[1]	3,062.25	2.5	7,655,613	no
Vein1	2014-Vein1	TRV	3,099.64	2.5	7,749,110	no
Vein2	2014-Vein2	HWTRV3	22.45	2.5	56,113	yes
Vein3	2014-Vein3	HWTRV2	76.18	2.5	190,438	yes
Vein4	2014-Vein4	HWTRV1	207.32	2.5	518,308	yes
Vein5	2014-Vein5	FWTRV	136.62	2.5	341,550	yes
			3,505		8,762,020	Clipped[2]
Resource Wireframes
ResAreas	2014-Infer	TRV	581.83	2.5	1,454,578	yes	1,456,250	0.1%
ResAreas	2014-Infe1	HWTRV3	11.67	2.5	29,165	yes	30,469	4.5%
ResAreas	2014-Infe2	HWTRV2	19.08	2.5	47,695	yes	59,375	24.5%
ResAreas	2014-Infe3	HWTRV1	40.70	2.5	101,740	yes	103,906	2.1%
ResAreas	2014-Infe4	FWTRV	51.75	2.5	129,380	yes	129,688	0.2%
ResAreas	2014-Indic	TRV	1,280.02	2.5	3,200,053	yes	3,182,031	-0.6%
ResAreas	2014-Indi5	HWTRV2	47.28	2.5	118,205	yes	123,438	4.4%
ResAreas	2014-Indi6	HWTRV1	132.39	2.5	330,975	yes	326,563	-1.3%
Total			2,165		5,411,790		5,411,719	0.0%
Indicated			1,460		3,649,233		3,632,031	-0.5%
Inferred			705		1,762,558		1,779,688	1.0%

Notes:
1) Vein1 clipped by UG Solids
2) Excludes unclipped Vein1

Grade results for nearest neighbour method (NN) for Indicated and Inferred blocks ≥ 0 Ag cut-off grade are within 10% and are acceptable (Table 14-14).

Table 14-14: Comparison of ID3 and NN Interpolation Results

Comparison of ID3 Model[1] to NN Model
Method	Tonnes	Ag g/t	Au g/t	AgEq
ID3	5,411,719	169	1.30	247
NN	5,411,719	181	1.18	252
Variance%	-	-6%	10%	-2%
Notes: 1) Indicated and Inferred blocks ≥0 COG

Endeavour Silver reports that the resource classification is by distance to the nearest sample: 25m for Indicated and 75m for Inferred. Endeavour Silver reports that Indicated is mostly defined by the first interpolation pass at 30m x 30m x 20m (model XY) and a minimum of 2 samples and a maximum of 24 or 16 samples captured within the search. Much of this search range captures samples from single drill holes given the ≥50m spacing for much of the deposit. Endeavour Silver mine operations use 30m limit for Indicated and 65m to 80m for Inferred. P&E examined the distance statistics for Indicated and Inferred Resource blocks in the block model which suggest that the classification was not strictly based on distance but was manually blocked out as an outline with projection distance of 25m beyond the limits of drilling used for the outline. This was previously discussed under wireframes in Section 14.5. As such the distances from blocks to samples within the wireframes may exceed the 25m criteria. P&E work indicates that the use of 25m distance criteria reduces the Endeavour Silver Indicated Resource tonnage to half of that reported. P&E used 100m distance to the nearest sample and two holes within 100m as criteria to approximate the tonnes in the Endeavour Silver Indicated Resource envelope.

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14.10.3	P&E Independent Estimate

Owing to platform changes and wireframe snapping issues, and block model incompatibility between the Endeavour Silver Vulcan model and GEMS, P&E carried out an independent estimate of the principal TRV Vein to complete the audit. This included generating a mineral wireframe based on a 100 g/t AgEq cut-off and minimum horizontal mining width of 0.8m. The wireframe followed much of the combined Endeavour Silver Indicated and Inferred wireframes except at the deposit NW and SE ends where sub cut-off grade and/or lack of identified vein eliminated the drill holes from the resource area (Figure 14-7).

P&E generated vertical cross-sections at 50º azimuth and 50m intervals. The wireframes were developed on the sections from polylines enclosing assays ≥100 g/t AgEq. Minimum horizontal width was 0.8 m or dilution to the nearest assay limit. At the limits of drilling, wireframe boundaries were projected for 25m past the drill hole intercepts. Internally, the wireframes were extended ½ the drill hole spacing. The wireframe polylines were snapped to drill hole assay limits in 3D graphical space. The polylines were connected by tie lines and the wireframes generated and validated. The P&E wireframe is relatively similar in strike and dip extent to the Endeavour Silver Inferred wireframe but has a more smoothed outline (Figure 14-7).

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Figure 14-17: P&E and Endeavour Silver Wireframes*

*(Looking NE from footwall)

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A block model was set up in GEMS convention as in Figure 14-18 illustrated below.

Figure 14-18: Block Workspace Properties

Table 14-15 shows the search and ID3 multiple pass interpolation criteria for the P&E estimate of the TRV Vein

Table 14-15: P&E Search and Interpolations Parameters

Pass	X Axis (m)	Y Axis (m)	Z Axis (m)	Minimum No. of Composites	Maximum No. of Composites	Minimum No. of Holes
1	50	50	5	4	12	2
2	50	50	20	2	12	-
3	100	75	30	2	12	-
4	200	200	60	1	12	-

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14.10.4	Block model: PETRV

P&E modelling and check ID³ estimate for the TRV vein is not strictly “apples to apples” for search and interpolation criteria but results are within 14% of the Endeavour Silver resource estimate on a global basis and within 11% on a 100 g/t AgEq cut-off grade basis (Table 14-16). P&E considers that differences exceeding 15% indicate failure.

The P&E model reports somewhat higher grades for silver globally likely because the areas of low grade and/or missing vein on the NW and SE extremes of the TRV vein were excluded from the model and thus do not dilute the grade. P&E used a multi-pass interpolation approach with initial criteria based on longer initial search ellipses (50m x 50m x 5m), a two or more holes requirement and fewer maximum samples (12).

Table 14-16: Comparison of P&E Global Estimate to Endeavour Silver Resource Estimate
for the TRV Vein (ktonnes)

100 g/t AgEq Cut-off
	Tonnes	Ag	Au	AgEq
	(000’s)	g/t	g/t	g/t
Global Endeavour Silver	3,612	216	1.57	308
Global P&E	4,022	219	1.50	309
Variance%[1]	11.4%	1.5%	-4.3%	0.3%
Wireframe 0 g/t AgEq Cut-Off
Global Endeavour Silver	4,638	174	1.29	251
Global P&E	4,521	198	1.40	282
Variance%[1]	-2.5%	13.9%	8.4%	12.5%

Note: 1) P&E versus Endeavour Silver

P&E classified resources in the P&E wireframe based on a 50m maximum distance to the nearest composite and a minimum of two holes within 100m of the block centroid. The areas containing the selected blocks were given smoothed outlines and blocks within the outlines recoded as Indicated for comparison to the Endeavour Silver classified resources. Table 14-7 provides the results. The P&E Indicated Resource areas reflect the density of drilling mostly in the closer drilled areas of the fan drilling (Figure 14-19). Grade-thickness contouring on longitudinal section shows the higher variability in the closer drilled areas which supports an Indicated classification based on close spaced drilling (Figure 14-20). P&E notes that waste tonnage (block grades <100 g/t AgEq) in the Endeavour Silver model is approximately 23% in contrast to only 11% in the P&E model indicating that modelling constraints in the Endeavour Silver wireframing could be improved.

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Table 14-17: Comparison of P&E Classification to Endeavour Silver Classification

Tonnes (000's)	P&E TRV Model		Endeavour Silver TRV Model		Variance
	Wireframe	100 g/t COG	Wireframe	100 g/t COG	Wireframe	100 g/t COG
Indicated	1,866	1,754	3,182	2,584	-1,316	-830
Inferred	2,655	2,284	1,456	1,028	1,199	1,256
Global	4,521	4,038	4,638	3,612	-117	426

Figure 14-19: P&E Indicated Resources versus Endeavour Silver for TRV Vein

*P&E Green versus Endeavour Silver Blue

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Figure 14-20: AgEq-Thickness Contours for TRV Vein on Vertical Longitudinal Section

14.10.5	Resource Estimation Conclusions

Although there are a number of minor issues with the Endeavour Silver estimate and improvements that should be made for the next estimate, results of P&E’s review and audit indicates that the Endeavour Silver in-house estimate has no fatal flaws, is not unreasonable, and is within industry standard practice. P&E notes that the Endeavour Silver resource classification is preliminary and while acceptable for a PEA study, the Indicated Resources are based on wide space drilling that adequately defines vein structure but does not provide the quality of localized grade estimation that would be acceptable to convert the Indicated Resources to Probable Reserves. Closer-spaced drilling and/or underground development and channel sampling is recommended to upgrade the current Indicated Resources to the level of confidence acceptable for conversion to reserves.

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14.11	Recommendations

Given the encouraging results from this PEA study, P&E recommends in-fill drilling to upgrade Inferred Resources to Indicated Resources as a basis for Prefeasibility or Feasibility study and estimation of reserves. P&E proposes 12,675m of NQ diamond drilling in 59 holes. An initial Phase 1 campaign of 38 holes (5,060m) is designed to upgrade resources to a minimum economic target of 2.9 million tonnes from surface to 1,340m RL and a Phase 2 campaign of 21 deeper holes (7,615m) to expand resources to 1,200m RL, the lowest elevation tested by current drilling. Elevations at surface over the TRV vein range from 1,475m RL to 1,750m RL, a maximum relief of 285m. Proposed infill drilling is summarized in Table 14-18.

Proposed drill holes were spotted under the criteria below:

•

Focus was on the TRV Vein using the P&E wireframe model and resource classification model (maximum of 50m from the block centroid to nearest composite and two holes within a 100m radius of the block in keeping with the variography). However, several holes were extended to intersect hanging wall and footwall veins where practicable.

•	Drill hole spacing maximum of 50m, integrated with existing holes.

•	Use existing collar sites where possible and where apparent topography on cross section is reasonable for set-up.

•	Hole dips ≥ 45

•	Deviation of existing holes is generally small so proposed hole traces are plotted straight i.e. no allowance for deviation.

•	Contoured grade-thickness of existing holes and areas of block grades ≥ 200 g/t AgEq used as a guide.

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Table 14-18: Proposed In-Fill Drilling

Phase 1
Intercepts Above 1,340m RL
Count	38
Total Length (m)	5,060
Cost @$150/m	$759,000
Phase 2
Intercepts 1,340m RL to 1,200m RL
Count	21
Total Length (m)	7,615
Cost @$150/m	$1,142,250
All Holes
Count	59
Total Length (m)	12,675
Cost @$150/m	$1,901,250

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15.0	MINERAL RESERVE ESTIMATES

This section is not applicable to the current Terronera Project.

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16.0	MINING METHODS

16.1	Mineral Resources Considered

The resources considered for conversion to Potentially Economic Portion of resources, for the underground mine plan, are summarized in Table 16-1 below. These resources are as of October 16, 2014, and were estimated at a 100 g/t AgEq cut-off grade.

Table 16-1: Summary of 2014 Terronera Resources @ 100 g/t Cut-Off

Classification	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (k oz’s)	Au (k oz’s)
Indicated	2,938,300	211	1.65	310	19,912	156.0
Inferred	1,212,500	218	1.39	302	8,500	54.4
Global	4,150,800	213	1.57	308	28,412	210.4

The indicated and inferred resources that were converted to the Potentially Economic Portion of resources were estimated at a 192 g/t AgEq cut-off grade. This cut-off grade was based on the following parameters, presented in Table 16-2.

Table 16-2: Mine Plan Cut-Off Parameters

ITEM	UNITS	VALUE	COMMENTS
Silver (Ag) Price	US$/oz	$18.00
Gold (Au) Price	US$/oz	$1,250
Concentrate Recovery - Ag	%	86%	Recovery at Bolañitos
Concentrate Recovery - Au	%	89%	Recovery at Bolañitos
Smelter Payable - Ag	%	100%
Smelter Payable - Au	%	100%
Mining Cost $/t	US$/t	$50.00	Estimated cost for Terronera
Process Cost $/t	US$/t	$32.34	Budget 2014 Bolañitos
G&A Cost $/t	US$/t	$13.40	Budget 2014 Bolañitos + royalties at Terronera
SRF Costs $/t	US$/t	$0.00
Transport Cost $/t	US$/t	$0.00

NSR Ag	US$/g	$0.50
NSR Au	US$/g	$35.77
AgEq: Au	ratio	71.87
Cut-off	US$/t	$95.74	Total OPEX
Cut-off - AgEq	g/t	192

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The undiluted unrecovered Potentially Economic Portion of indicated and inferred resources above a 192 g/t AgEq cut-off grade were outlined in the resource block model and separated into 19 areas or blocks above and below a 1440m main haulage level. A total of 3.3M tonnes of indicated and inferred resources grading 331 g/t AgEq were outlined to be mined. A summary of these resources, by block, is presented in Table 16-3, below.

Table 16-3: Undiluted Unrecovered Potentially Economic Resources Considered

Area	Tonnage (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
block_01	120,062	3.34	167	367
block_02	172,617	3.81	124	352
block_03	234,443	0.81	350	398
block_04	99,081	1.74	358	462
block_05	93,865	1.00	355	415
block_06	410,163	0.72	367	410
block_07	158,674	0.74	377	421
block_08	71,803	0.52	433	464
block_09	506,763	2.66	103	262
block_10	71,344	2.35	135	275
block_11	212,280	3.09	105	290
block_12	151,149	0.76	219	265
block_13	104,201	1.43	163	249
block_14	88,085	0.54	200	233
block_15	207,012	1.02	207	269
block_16	41,433	0.50	209	239
block_17	374,183	1.56	195	289
block_18	44,996	1.09	257	322
block_19	89,775	0.72	344	387

Total / Average	3,251,929.60	1.65	231	331

Please refer to Figure No. 2 - ‘Terronera Projected Longsection’ indicating the location of these blocks, or areas, located in the Appendix A.

16.2	Mine and Stope Development

The Terronera Potentially Economic Portion of mineral resource extends from the 1,610m to 1,160m elevations, a vertical distance of 450m, and has a lateral extent of 1,380m. A conceptualized non-captive cut and fill mining method plan has been laid out to extract the deposit using mechanized trackless mining equipment.

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Primary access to the mineral deposit will be via a 1,748m long track haulage drift (adit) at the 1,440m level. This track haulage drift will also serve as a main drainage and ventilation level. A plan view of this haulage drift, Figure No 1 - ‘Terronera Plan View 1440 Elevation’ is located in the Appendix A. Access to the mineral zones above and below the haulage drift will be via a series of 8 - 12% Main Ramps (Ramps A to H) driven from the haulage drift. Please refer to Figure No. 2 - ‘Terronera Projected Longsection’ for the location and extent of these Main Ramps. Access crosscuts (ramps) to the mineralized zones will be driven at 30m vertical intervals from this series of Main Ramps at a -15% grade. Please refer to Figure No. 3 - ‘Terronera Projected Cross Section’, located in Appendix A, for an illustration of this development. An initial 5m high by 4m wide drift will be driven in mineralization at the bottom of each zone, the full longitudinal extent of mineralization. Drifts in mineralization will be driven every 60m vertical. This will allow for multiple cut and fill working areas, above and below, within the same zone. Lifts above the initial drift in mineralization will be accessed by slashing the back of the access cross-cuts. Please refer to Figure No. 4 - ‘Cut & Fill Mining’, located in Appendix A, for details on how subsequent lifts above will be accessed.

The mine and stope development, and production schedules, are generally based on mining higher grade ‘Blocks’ first, followed by mining lower grade ‘Blocks. Mineral processing will be at a steady state production rate of 1,000 tpd on a schedule of 342 days per year (342,000tpy). Mining will be at a slightly higher rate, stockpiling an estimated 198,900t of mineral grading 314 g/t AgEq over the life-of-mine. The mining method is envisaged to be conventional non-captive underhand cut and fill. Access to the mineralized zones will be via Cross-cut Ramps driven every 30m vertical from the Main Ramps. The average thickness of the Potentially Economic Portion of the mineral resource is 4.1m.

There is a total 46,300m of mine and stope development planned. A summary of this development, by area, is presented in Table 16-4.

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Table 16-4: Life-Of-Mine Development Summary

Area	Main Ramp (4.5x4.5) (m)	1440 Drifts (4.5x4.5) (m)	RAR (3x3) (m)	Access (4x4) (m)	Waste Dr. (4x4) (m)	Mineral Dr. (4x5) (m)	Muck Bays (4.5x4.5) (m)	Backslash (4x4) (Eq m)	Total (m)
Ramp A & RAR J	1,235	916	195				768		3,115
Ramp B & RAR J	1,666		318				72		2,056
Ramp C & RAR K	1,706	186	182				84		2,158
Ramp D & RAR K	1,395		288				60		1,743
Ramp E & RAR L	842	188	131				48		1,210
Ramp F & RAR L	1,697		316				72		2,086
Ramp G & RAR M	1,436	458	130				96		2,121
Ramp H & RAR M	2,667		505				12		3,184
Block 1				377	234	280		943	1,833
Block 2				392	179	488		980	2,039
Block 3				785	39	537		1,963	3,324
Block 4				246		200		616	1,062
Block 5				129		77		322	527
Block 6				398	38	723		995	2,155
Block 7				76	37	264		191	568
Block 8				91	5	167		228	491
Block 9					157	616			773
Block 10				304	126	232		760	1,422
Block 11				442	143	329		1,106	2,020
Block 12				256	148	197		640	1,241
Block 13				152		193		379	725
Block 14						156			156
Block 15				381	176	552		952	2,060
Block 16				666	129	197		1,666	2,658
Block 17				687	476	1,072		1,717	3,952
Block 18				151		95		378	625
Block 19				155	372	117		387	1,030
Totals (m)	12,644	1,748	2,066	5,688	2,259	6,492	1,212	14,221	46,331

16.3	Mechanized Non-Captive Cut & Fill Mining Method

The mining method selected for the extraction of the mineralized rock is mechanized non-captive cut and fill mining. A nominal cut and fill lift will be 5m high and excavated the width of the mineralized zone. With good ‘on strike’ mineral continuity breasts will be drilled off and blasted using horizontal holes. With good ‘on dip’ mineral continuity breasts will be drilled off and blasted using up-holes drilled parallel to the dip. Multiple working faces can be created in the same area by mining a number of lifts at the same time accessed by up-and-down ramps constructed in the backfill.

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A total of 6 lifts will be accessed and mined from each Main Ramp Access Cross-cut. Successive lifts will be accessed by slashing the back of the Main Ramp Access Cross-cut, in a fan pattern. Please refer to the ‘Cut and Fill Mining’ drawing presented in Appendix A.

Mining will generally be completed from the bottom up. However mining below the 1440m level, which is the main haulage level could start at or near the top of this block by placing reinforced backfill in the initial ‘higher elevation’ lift. This practice would create a sill pillar and allow mining below this pillar because of this reinforced backfill. It will maximize mineral recovery, minimizing the loss of mineralization in sill pillars and speed up access to good quality mineralization. This practice will also allow for less ‘up-front’ development required, and sooner mining of areas below the 1440m level.

16.4	Diluted and Recovered Mineralization

Dilution was estimated for the cut and filling mining using a 30 cm skin around the economic mineral zone. The tonnes were estimated using this volume and specific gravity for the diluted material which has an average grade of 0.69 g/t AgEq. The vein width averages 4.1m. The dilution parameters are outlined in the table below.

Table 16-5: Dilution and Mine Recovery Parameters

Item	Value	Comment
Dilution	12.7%	30cm
Dilution Grade	69	AgEq
Mine Extraction	95%

A 95% cut and fill mine recovery was assumed. Mine dilution and extraction was applied to stope mineralization tonnes only. A summary of development mineralization is presented in Table 16-6 below.

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PRELIMINARY ECONOMIC ASSESSMENT

Table 16-6: Summary of Development Mineralization

Area	Tonnage (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
Block 1	13,979	3.34	167	367
Block 2	24,406	3.81	124	352
Block 3	26,847	0.81	350	398
Block 4	10,003	1.74	358	462
Block 5	3,847	1.00	355	415
Block 6	36,146	0.72	367	410
Block 7	13,205	0.74	377	421
Block 8	8,360	0.52	433	464
Block 9	30,802	2.66	103	262
Block 10	11,600	2.35	135	275
Block 11	16,458	3.09	105	290
Block 12	9,862	0.76	219	265
Block 13	9,668	1.43	163	249
Block 14	7,810	0.54	200	233
Block 15	27,592	1.02	207	269
Block 16	9,834	0.50	209	239
Block 17	53,577	1.56	195	289
Block 18	4,774	1.09	257	322
Block 19	5,829	0.72	344	387

Total / Average	324,599	1.65	230	329

A summary of diluted extracted stope mineralization, by area, is presented in Table 16-7.

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PRELIMINARY ECONOMIC ASSESSMENT

Table 16-7: Summary of Diluted Recovered Stope Mineralization

Area	Tonnage (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
Block 1	113,530	3.03	152	334
Block 2	158,616	3.47	112	320
Block 3	222,169	0.73	318	361
Block 4	95,332	1.57	324	418
Block 5	96,338	0.91	322	376
Block 6	400,272	0.65	333	372
Block 7	155,680	0.67	341	382
Block 8	67,896	0.47	392	420
Block 9	509,373	2.44	95	241
Block 10	63,937	2.15	123	252
Block 11	209,568	2.82	96	266
Block 12	151,205	0.69	201	243
Block 13	101,168	1.32	149	228
Block 14	85,910	0.50	184	214
Block 15	192,014	0.94	190	246
Block 16	33,818	0.46	193	220
Block 17	343,112	1.43	178	264
Block 18	43,046	0.99	234	294
Block 19	89,839	0.66	312	352

Total / Average	3,132,823	1.51	211	301

A summary of total diluted extracted mineralization, by area, is presented in Table 16-8.

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Table 16-8: Summary of Total Diluted Recovered Mineralization

Area	Tonnage (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
Block 1	127,509	3.07	154	338
Block 2	183,022	3.51	114	325
Block 3	249,016	0.74	321	365
Block 4	105,335	1.59	327	422
Block 5	100,184	0.91	323	377
Block 6	436,418	0.66	336	375
Block 7	168,885	0.68	344	385
Block 8	76,256	0.47	396	425
Block 9	540,175	2.45	95	242
Block 10	75,538	2.18	125	256
Block 11	226,026	2.84	97	267
Block 12	161,067	0.70	202	244
Block 13	110,837	1.33	151	230
Block 14	93,721	0.50	186	216
Block 15	219,607	0.95	192	249
Block 16	43,652	0.47	196	225
Block 17	396,689	1.44	181	267
Block 18	47,819	1.00	237	297
Block 19	95,668	0.66	314	354
Total / Average	3,457,422	1.52	213	304

There is a total 3.5M tonnes grading 1.52 g/t Au, 213g/t Ag and 304 g/t AgEq that is scheduled to be mined, life-of-mine (LOM).

16.5	Schedules

The mine and stope development and production schedules are generally based on mining higher grade blocks first, followed by mining lower grade blocks and are shown in Table 16-10 and Table 16-11.

16.6	Development

The LOM mine and stope development is estimated to be 46,300m. A summary of the schedule for this development is presented in Table 16-9.

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Table 16-9: Development Schedule

Description	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Main Ramps	(m)	863	2,740	3,428	2,248	1,364	1,334	667					12,644
1440 Drift	(m)	551	645	323	229								1,748
Ventilation Rses	(m)	189	413	448	368	270	252	126					2,066
Access Cross-cuts	(m)	153	483	618	621	791	706	661	717	553	311	73	5,688
Drift in Waste	(m)	61	143	147	192	304	283	308	311	237	177	96	2,259
Drift in Mineral	(m)	220	703	820	736	935	524	766	600	672	335	179	6,492
Muck Bays	(m)		486	570	114	33	6	3					1,212
Access Backslash	(m)	383	1,208	1,545	1,552	1,978	1,765	1,654	1,793	1,384	777	183	14,221

Total	(m)	2,311	6,580	7,841	6,102	5,576	5,075	4,064	3,504	2,810	1,769	699	46,331

A summary of the mineral development schedule, by area (Block), is presented in Table 16-10.

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Table 16-10: Mineral Development Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 1	Tonnes	6,990	6,990										13,979
	Au (g/t)	3.34	3.34										3.34
	Ag (g/t)	167	167										167
	AgEq (g/t)	367	367										367

Block 2	Tonnes			12,203	6,101	6,101							24,406
	Au (g/t)			3.81	3.81	3.81							3.81
	Ag (g/t)			124	124	124							124
	AGEQ (G/T)			352	352	352							352

Block 3	Tonnes	4,027	10,739	5,369	4,027	2,685							26,847
	Au (g/t)	0.81	0.81	0.81	0.81	0.81							0.81
	Ag (g/t)	350	350	350	350	350							350
	AgEq (g/t)	398	398	398	398	398							398

Block 4	Tonnes				5,001	5,001							10,003
	Au (g/t)				1.74	1.74							1.74
	Ag (g/t)				358	358							358
	AgEq (g/t)				462	462							462

Block 5	Tonnes				1,923		1,923						3,847
	Au (g/t)				1.00		1.00						1.00
	Ag (g/t)				355		355						355
	AgEq (g/t)				415		415						415

Block 6	Tonnes		10,844	12,651	12,651								36,146
	Au (g/t)		0.72	0.72	0.72								0.72
	Ag (g/t)		367	367	367								367
	AgEq (g/t)		410	410	410								410

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Table 16-10: Mineral Development Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 7	Tonnes		6,602	6,602									13,205
	Au (g/t)		0.74	0.74									0.74
	Ag (g/t)		377	377									377
	AgEq (g/t)		421	421									421

Block 8	Tonnes		-	4,180	4,180								8,360
	Au (g/t)		-	0.52	0.52								0.52
	Ag (g/t)		-	433	433								433
	AgEq (g/t)		-	464	464								464

Block 9	Tonnes								7,701	7,701	7,701	7,701	30,802
	Au (g/t)								2.66	2.66	2.66	2.66	2.66
	Ag (g/t)								103	103	103	103	103
	AgEq (g/t)								262	262	262	262	262

Block 10	Tonnes						2,900	2,900	2,900	2,900			11,600
	Au (g/t)						2.35	2.35	2.35	2.35			2.35
	Ag (g/t)						135	135	135	135			135
	AgEq (g/t)						275	275	275	275			275

Block 11	Tonnes					8,229	4,114	4,114					16,458
	Au (g/t)					3.09	3.09	3.09					3.09
	Ag (g/t)					105	105	105					105
	AgEq (g/t)					290	290	290					290

Block 12	Tonnes							4,931	2,466	986	986	493	9,862
	Au (g/t)							0.76	0.76	0.76	0.76	0.76	0.76
	Ag (g/t)							219	219	219	219	219	219
	AgEq (g/t)							265	265	265	265	265	265

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Table 16-10: Mineral Development Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 13	Tonnes					4,834		4,834					9,668
	Au (g/t)					1.43		1.43					1.43
	Ag (g/t)					163		163					163
	AgEq (g/t)					249		249					249

Block 14	Tonnes								3,905	1,953	1,172	781	7,810
	Au (g/t)								0.54	0.54	0.54	0.54	0.54
	Ag (g/t)								200	200	200	200	200
	AgEq (g/t)								233	233	233	233	233

Block 15	Tonnes							6,898	6,898	6,898	6,898		27,592
	Au (g/t)							1.02	1.02	1.02	1.02		1.02
	Ag (g/t)							207	207	207	207		207
	AgEq (g/t)							269	269	269	269		269

Block 16	Tonnes							2,458	4,917	2,458			9,834
	Au (g/t)							0.50	0.50	0.50			0.50
	Ag (g/t)							209	209	209			209
	AgEq (g/t)							239	239	239			239

Block 17	Tonnes					16,073	16,073	10,715		10,715			53,577

	Au (g/t)					1.56	1.56	1.56		1.56			1.56
	Ag (g/t)					195	195	195		195			195
	AgEq (g/t)					289	289	289		289			289

Block 18	Tonnes					2,387	1,193		1,193				4,774
	Au (g/t)					1.09	1.09		1.09				1.09
	Ag (g/t)					257	257		257				257
	AgEq (g/t)					322	322		322				322

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Table 16-10: Mineral Development Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 19	Tonnes				2,914	1,457	-	1,457					5,829
	Au (g/t)				0.72	0.72	-	0.72					0.72
	Ag (g/t)				344	344	-	344					344
	AgEq (g/t)				387	387	-	387					387

Total	Tonnes	11,017	35,175	41,006	36,799	46,768	26,205	38,309	29,980	33,611	16,756	8,975	324,599
	Au (g/t)	2.41	1.27	1.63	1.37	2.03	1.82	1.47	1.40	1.61	1.72	2.37	1.65
	Ag (g/t)	234	324	301	329	201	189	189	176	173	160	118	230
	AgEq (g/t)	379	400	399	411	323	298	277	260	270	263	260	329

16.7	Stoping

The mine stoping production schedule is presented in Table 16-11, below.

Table 16-11: Stoping Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 1	Tonnes	34,059	79,471										113,530
	Au (g/t)	3.03	3.03										3.03
	Ag (g/t)	152	152										152
	AgEq (g/t)	334	334										334
Block 2	Tonnes			55,516	39,654	63,446							158,616
	Au (g/t)			3.47	3.47	3.47							3.47
	Ag (g/t)			112	112	112							112
	AgEq (g/t)			320	320	320							320

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Table 16-11: Stoping Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 3	Tonnes		66,651	33,325	77,759	44,434							222,169
	Au (g/t)		0.73	0.73	0.73	0.73							0.73
	Ag (g/t)		318	318	318	318							318
	AgEq (g/t)		361	361	361	361							361
Block 4	Tonnes				23,833	71,499							95,332
	Au (g/t)				1.57	1.57							1.57
	Ag (g/t)				324	324							324
	AgEq (g/t)				418	418							418
Block 5	Tonnes						96,338						96,338
	Au (g/t)						0.91						0.91
	Ag (g/t)						322						322
	AgEq (g/t)						376						376
Block 6	Tonnes		40,027	140,095	120,081	100,068							400,272
	Au (g/t)		0.65	0.65	0.65	0.65							0.65
	Ag (g/t)		333	333	333	333							333
	AgEq (g/t)		372	372	372	372							372
Block 7	Tonnes		70,056	70,056	15,568								155,680
	Au (g/t)		0.67	0.67	0.67								0.67
	Ag (g/t)		341	341	341								341
	AgEq (g/t)		382	382	382								382
Block 8	Tonnes			23,764	44,132								67,896
	Au (g/t)			0.47	0.47								0.47
	Ag (g/t)			392	392								392
	AgEq (g/t)			420	420								420
Block 9	Tonnes								101,875	101,875	127,343	178,281	509,373
	Au (g/t)								2.44	2.44	2.44	2.44	2.44
	Ag (g/t)								95	95	95	95	95
	AgEq (g/t)								241	241	241	241	241
Block 10	Tonnes						12,787	15,984	15,984	19,181			63,937
	Au (g/t)						2.15	2.15	2.15	2.15			2.15
	Ag (g/t)						123	123	123	123			123
	AgEq (g/t)						252	252	252	252			252

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Table 16-11: Stoping Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 11	Tonnes						52,392	52,392			104,784		209,568
	Au (g/t)						2.82	2.82			2.82		2.82
	Ag (g/t)						96	96			96		96
	AgEq (g/t)						266	266			266		266
Block 12	Tonnes							15,120	37,801	42,337	37,801	18,145	151,205
	Au (g/t)							0.69	0.69	0.69	0.69	0.69	0.69
	Ag (g/t)							201	201	201	201	201	201
	AgEq (g/t)							243	243	243	243	243	243
Block 13	Tonnes						40,467	60,701					101,168
	Au (g/t)						1.32	1.32					1.32
	Ag (g/t)						149	149					149
	AgEq (g/t)						228	228					228
Block 14	Tonnes								17,182	21,478	21,478	25,773	85,910
	Au (g/t)								0.50	0.50	0.50	0.50	0.50
	Ag (g/t)								184	184	184	184	184
	AgEq (g/t)								214	214	214	214	214
Block 15	Tonnes							38,403	38,403	57,604	57,604		192,014
	Au (g/t)							0.94	0.94	0.94	0.94		0.94
	Ag (g/t)							190	190	190	190		190
	AgEq (g/t)							246	246	246	246		246
Block 16	Tonnes							5,073	8,454	20,291			33,818
	Au (g/t)							0.46	0.46	0.46			0.46
	Ag (g/t)							193	193	193			193
	AgEq (g/t)							220	220	220			220
Block 17	Tonnes						102,934	85,778	85,778	68,622			343,112
	Au (g/t)						1.43	1.43	1.43	1.43			1.43
	Ag (g/t)						178	178	178	178			178
	AgEq (g/t)						264	264	264	264			264

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Table 16-11: Stoping Schedule
Area	Units	Yr - 1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total/Avg
Block 18	Tonnes						21,523		21,523				43,046
	Au (g/t)						0.99		0.99				0.99
	Ag (g/t)						234		234				234
	AgEq (g/t)						294		294				294
Block 19	Tonnes					44,920		44,920					89,839
	Au (g/t)					0.66		0.66					0.66
	Ag (g/t)					312		312					312
	AgEq (g/t)					352		352					352
Total	Tonnes	34,059	256,205	322,756	321,028	324,367	326,441	318,371	327,000	331,388	349,010	222,198	3,132,823
	Au (g/t)	3.03	1.42	1.13	1.06	1.42	1.48	1.45	1.53	1.48	2.00	2.07	1.51
	Ag (g/t)	152	275	300	310	283	205	178	158	156	128	114	211
	AgEq (g/t)	334	360	368	373	368	294	265	250	244	248	238	301

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17.0	RECOVERY METHODS

Best available data developed by SGS E&S Engineering Solutions (SGS) indicate that the Terronera Project’s precious bearing materials are amenable to recovery of gold and silver by a flotation process.

17.1	Summary

The Terronera project will produce a marketable flotation concentrate from precious metal bearing materials originating from the Terronera vein. A beneficiation plant using a flotation process was selected for recovery of precious metals present in the deposit. A fine grind will be required to achieve acceptable levels of gold and silver recovery. Precious metal values will be recovered into a flotation concentrate that may be shipped to a smelter for further processing.

The basis for design of the mineral processing facility is approximately 1,000 dry MTPD equivalent to 342,000 dry MTPY. For this study purposes the LOM for the project is estimated at 11 years.

SFA conducted an analysis of the data developed by SGS to develop the estimated levels of gold and silver recovery that may be achieved. Metallurgical data were also used in the development of process design criteria and processing plant unit operations design. The metallurgical data was developed by SGS using mining industry accepted standard practice. The composite samples used for development of the metallurgical data were assembled and provided by Endeavour Silver’s Geology department. These samples are believed to be representative of materials that represent various grades of material from the Terronera deposit.

Results from testing mineralized material may not always represent metallurgical results obtained from a production scale processing plant following a defined mine production plan. The process design developed for the Terronera project is consistent with the metallurgical data developed from samples tested by SGS for this study. The calculated levels of precious metal recovery developed for this study may change as more metallurgical data become available from future testing.

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17.2	Process Description

The processing methodology selected for gold and silver recovery from precious metal bearing materials originating from the Terronera Project consists of the following processing circuits:

•	Crushing Plant (three stage - closed circuit)

•	Fine Ore Storage

•	Primary Single Grinding Mill

•	Flotation Stages

	o	Rougher & Scavenger

	o	Two Stage Cleaning

•	Concentrate Sedimentation and Filtration

•	Concentrate Storage and Shipping

•	Tailings Sedimentation and Filtration

•	Reclaimed and Fresh Water Systems

•	Dry Tailings Plant

•	Dry Stack Tailings Storage

Drawings (GA’s and Sections) of the Process Plant and Dry Tailings Plant are enclosed in Appendix C.

The run-of mine material will be transported to a coarse material storage patio with haul trucks. The crushing circuit was designed to process 1,000 dry tpd in 16 hours of operation. The beneficiation plant will operate continuously 365 days per annum. The beneficiation plant availability was assumed to be 92 percent which is similar to Endeavour Silver’s current operations. The specific gravity of the run-of-mine material is 2.65 with average moisture of 4 percent. The beneficiation plant will produce a precious metal bearing bulk concentrate as final product. The grinding circuit design consists of a single stage of grinding in a primary ball mill. The vein materials at Terronera have been classified as hard with an average Bond Work Index (Wi) of 17.4 kWh/metric ton. Optimization of the milling circuit design will be necessary to ensure that the fine grinding desired will be achieved during normal operation of the plant.

A brief description of the processing circuits included in the design is provided in the following paragraphs:

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1.	The crushing circuit is comprised of a dump ore pocket fitted with a stationary Grizzly with a 150 mm opening. A grizzly vibrating feeder sends the oversize to a primary jaw crusher to reduce the material to minus 150 mm.

2.	The crushed material and the undersize from the feeder are transported to subsequent stages of screening and crushing in closed circuit to further reduce the material to minus 9 mm. Conveyor belts are used to transport the intermediate and fine crushed materials throughout the entire crushing circuit.

3.	The crushing circuit design provides two weigh scales, crushed ore sampling system and magnetic separators to protect the cone crushers from iron coming from underground mining operations. The finely crushed product is transported to a fine ore bin with 1,000 tonne live capacity.

4.	A variable speed belt feeder transports the crushed material from the fine ore bin to the primary grinding mill. The material is ground to 80 percent minus 270 mesh (53 microns) in closed circuit with a battery of cyclones.

5.	Some flotation reagents will be added into the grinding mill to allow for conditioning. Ground slurry (cyclone overflow) at approximately 30 percent solids is sent to a trash screen for removal of debris produced in the underground mining operation. After trash removal the clean slurry is directed to a conditioning tank where flotation reagents are added for conditioning prior to the flotation process.

6.	The flotation circuit consists of banks of Rougher followed by Scavenger cells to achieve maximum precious metal recovery. The Rougher concentrate is sent to a two stage cleaning circuit to achieve the highest possible gold and silver grade in the final concentrate. The first cleaner tailing product and the scavenger concentrate are returned to the head of flotation. The scavenger tails report to the tailing thickener.

7.	The second cleaner concentrate reports to the concentrate thickener. The second cleaner concentrate is filtered and the filter cake (final concentrate) with average moisture of 12-15 percent is stored and air dried in a warehouse prior to shipment.

8.	Each concentrate shipment will be sampled and analyzed for precious metal and moisture contents. Impurities present in the concentrate will be quantified.

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9.	Flotation tails will be sent to a thickener and the higher density slurry filtered at a dry tailings filter plant prior to conveying the solids to the adjacent dry tailings storage facility (TSF). A dry stack type of tailings storage has been selected for the Terronera project.

10.	After filtration drying, the flotation tailings will be transported to the dry tailings stacking area. The dry tailings material will be truck end-dumped or radial conveyor-placed, spread, and compacted by a series of mid-size dozers, motor grader(s), and vibratory roller compactors.

The overall process flow diagram of the proposed beneficiation plant is shown in Figure 17-1 Overall Process Flow Sheet.

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Figure 17-1: Overall Process Flow Sheet

COARSE ORE STORAGE YARD
CRUSHING
TB-01
TB-02
TB-03
TB-04
TB-05
TB-06
FLOTATION
COMPRESSED AIR AREA
WATER AREA
TAILINGS THICKENER
CONCENTRATE THICKENER
TAILINGS DAM
TB-07 AB
TB-08
MILLING
CONCENTRATE FILTRATION
LEGEND
NEW EQUIPMENT AND/OR AREA
FUTURE EQUIPMENT
PROCESS
CONCENTRATE
PROCESS WATER
PMICSA
ENDEAVOUR SILVER CORP.
CONCEPTUAL ENGINEERING
"TERRONERA"
1,000 MTPD MILLING CAPACITY
PROCESSING PLANT
FLOWSHEET
& MASS BALANCE
CAP. 1,000 MTPD.
ENDEAVOUR

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17.3	Energy and Water Requirements

Power will be provided from CFE’s 23kV power line that services the region. The electrical power distribution system consists of a medium tension line with two substations to service the following processing areas:

•	Crushing plant

•	Grinding – flotation – sedimentation

Medium tension equipment is comprised of transformers with primary and secondary sides. Starters with 4,160 Volts tension are provided for the grinding mill motor.

Lower tension panels, motor control centers (MCC), harmonic filters and capacitors are included in the design. Transformers are included for lights throughout the plant. MCC’s are intelligent type. Voltage is 480 V, three phase,60 Hz. For lights and services 220/127 voltages were included in the design.

The water system for Terronera is comprised of two separate systems:

•	Fresh Water

•	Reclaimed Water

Fresh water will be provided by U/G mining operations. The fresh water makeup requirement has been estimated at 35.5 m³ per hour. This is equivalent to approximately 0.85 tonnes of fresh water per tonne of ore processed.

Water from the mine will be pumped to a fresh water tank. Fresh water will be fed by gravity to the following process areas:

•	Make-up to reclaim water tank

•	Fire water system

•	Potable water

•	Pumps gland water seals

•	Reagent mixing

•	Water trucks tank (dust abatement)

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The reclaim water tank will provide water by gravity to three processing circuits:

•	Grinding

•	Classification (dilution water)

•	Flotation (launder water)

17.4	Beneficiation Plant Process Reagents

The reagents to be utilized in flotation of sulfide mineralization associated with precious metals present at Terronera are outlined in Table 17-1.

Table 17-1: Reagents and Dosage

Reagent	Dosage (g/ton)
PROMOTER AP – 3418A	86
COLLECTOR A – 241	28
COPPER SULFATE	107
FROTHER F – 65	33
FLOCCULANT	30

Reagent dosage optimization studies will allow for reduction of costs associated with flotation and sedimentation of tailing and concentrate products.

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18.0	PROJECT INFRASTRUCTURE

18.1	Existing Infrastructure

A public access road connects Puerto Vallarta with the local communities and the Terronera project site area. The regional power needs are served by CFE which has a 23kV power line that runs through the Terronera property. There is no other existing infrastructure on the project site.

18.2	Infrastructure for Project

All of the major project facilities are shown on Figure 18-1 below:

Figure 18-1: Proposed Terronera Mine Improvements

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18.3	Process Plant

Run-of-mine material is delivered by truck to the process plant area which comprises several buildings and structures housing the crushing, grinding, flotation, concentrate thickening, and tailings thickening equipment.

The process plant buildings are sized for 2,000tpd throughput but the project will be constructed and will begin operations as a 1,000tpd plant. Some of the initial equipment, however, will be sized to handle 2,000tpd so that when the plant throughput is expanded, the additional works needed will be minimal - primarily a new 1,000tpd ball mill and a new flotation line.

18.4	Dry Tailings Filter Plant

The dry tailings filter plant takes the flotation tailing product from the process plant, filters it, and mechanically presses it into a dry tailings material.

18.5	Ancillary Buildings

Ancillary buildings necessary to support the Terronera project include the following: Administration Building, Warehouse, Workshop, Change House, First Aid Room, Security Main Gatehouse, Fuel Station, Truck Scale, and Laboratory.

18.6	Access

The Terronera site is accessible by public road from Puerto Vallarta which lies 50 km to the west.

18.7	Power Supply and Distribution

Electrical power in the region is provided by CFE which operates the national grid in Mexico. An existing 23kV power line runs from the Ahuacatlan substation 47km away in Ixtapa (near Puerto Vallarta) across the site of Terronera. Prior to construction of the Terronera project CFE will install a transformer to supply power to the site. The camp and offices will be supplied from the 23kV line that services San Felipe de los Pinos.

The incoming power to the project will feed the main substation on site where it will be transformed and distributed to the mine, plant, and buildings.

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18.8	Water Supply and Distribution

A 1,000m³ fresh water tank situated near the process plant will collect and store excess water from the mine. This tank water will be the main supply of process make-up, fire, and potable water for the site.

A reclaim water tank will store water reclaimed from the process plant and dry tailings filter plant.

A separate fire water system and potable water system will be installed to service the site.

18.9	Waste Management

All domestic waste will be treated in sewage treatment facilities.

18.10	Surface Water Control

A stormwater pond located below the dry stack tailings storage area will collect the run-off water from the tailings site.

All surface water throughout the site will be collected, controlled, and discharged as described in Section 20.

18.11	Communications

The site will be serviced by a fiber optic telecommunications line. A telephone system with 512 extension lines will connect all parts of the mine, process plant, and ancillary buildings. Mobile communications comprising cell phones and radio sets will be available for operating staff.

18.12	Camp Facilities

A construction camp will be established near the site comprising:

•	Three 18 person camp buildings for managers

•	Three 72 person camp buildings for workers

•	One building complex containing dining room, kitchen, laundry, and gym

•	One building complex for general meetings and common use

The camp will continue to provide meals and accommodation when the mine is operating.

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19.0	MARKET STUDIES AND CONTRACTS

Endeavour Silver produces a silver concentrate which is then shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price.

Endeavour Silver has a policy of neither hedging nor forward selling any of its products greater than 90 days. As of the date of issuing this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in world markets.

Due to the size of the bullion market and the above-ground inventory of bullion, Endeavour Silver's activities will not influence silver or gold prices.

Table 19-1 summarizes the annual high, low, and average London PM gold and silver price per ounce from 2000 to 2014.

Table 19-1: Annual High, Low, and Average London PM Fix for Gold and Silver from 2000 to 2014

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	313	264	279	5.45	4.57	4.95
2001	293	256	271	4.82	4.07	4.37
2002	349	278	310	5.10	4.24	4.60
2003	416	320	363	5.97	4.37	4.88
2004	454	375	409	8.29	5.50	6.67
2005	536	411	444	9.23	6.39	7.31
2006	725	525	603	14.94	8.83	11.55
2007	841	608	695	15.82	11.67	13.38
2008	1,011	712	872	20.92	8.88	14.99
2009	1,212	810	972	19.18	10.51	14.67
2010	1,421	1,058	1,224	30.70	15.14	20.19
2011	1,895	1,319	1,571	48.70	26.16	35.12
2012	1,795	1,540	1,669	37.23	26.67	31.15
2013	1,694	1192	1,411	32.23	18.61	23.79
2014	1,385	1,142	1,266	22.05	15.28	19.08

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Over the period from 2000 to 2014, world silver and gold prices have increased significantly. This had a favourable impact on revenue from production of most of the world’s silver mines, including the three mines - Guanacevi, Bolañitos, and El Cubo - operated by Endeavour Silver.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry.

In addition to its own workforces, Endeavour Silver has a number of contract mining companies working at its three operating mines and is evaluating the possibility of using contract miners at Terronera.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

20.1	Terronera Mine Site Surface Facilities Layout

Figure 20-1 illustrates the currently proposed mine site facilities layout, the status of surface property control for the Terronera Project, and the proposed mine’s proximity to both nearby communities, Santiago de los Pinos and San Sebastian del Oeste.

Figure 20-1: Mine Surface Layout Map

20.2	Environmental Liability

The Terronera Project is a greenfields underground mine development of the Terronera silver/gold ore deposit as described in previous sections of this PEA. As evidenced by surface disturbance, no historical mining activities appear to have occurred within the surface control boundaries specific to the process plant and tailings storage area for the Terronera Project. As a greenfields mining project in Mexico, Terronera Project has the advantage of not inheriting latent environmental contamination issues.

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The Terronera Project will be seeking the entitlements of certain Mexico mining environmental permits.

Historically, there have been various mines in the San Sebastian area. There currently exist several active mining operations of relatively limited scale in the vicinity of the Terronera Project.

20.3	Environmental Permitting

Endeavour Silver submitted in December, 2013 a Manifest of Environmental Impact (“MIA”) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). A SEMARNAT permit for a 500 ton per day (“tpd”) Terronera Project was issued in October, 2014.

Prior to the December 2013 MIA application submittal, Endeavour Silver was issued an exploration MIA and certain associated SEMARNAT permits specific to the exploration phase for the project.

The flow chart for Mexico mine permitting is shown in Figure 20-2.

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Figure 20-2: Environmental Permitting Steps for Mining Projects in Mexico

Mining Project
Exploration
Apply criteria of NOM-120-SEMARNAT-1997
Mining and processing
Archeological Review by INAH[2]
Archeological release letter
Explosive use application to SEDENA
Explosives permit
Land use license application to municipality
Evaluation of application by municipality
Municipal land use license
Environmental Impact Manifest (MIA)
Will project use hazardous substances?
Yes
No
Risk assessment (ER)
Will project clear natural vegetation?
Yes
No
Land-use-change technical study (ETJ)
Option 2
Option 1
Submit Documento Técnico Unificado (DTU)[4] to SEMARNAT)
Evaluation of document by SEMARNAT[1]
DTU Resolution
Submit studies to SEMARNAT (MIA, ER, ETJ)
Evaluation of studies by SEMARNAT[1]
MIA, ETJ, and ER Resolution

[1]SEMARNAT: Secretaría de Medio Ambiente y Recursos Naturales
[2]INAH: Instituto Nacional de Antropología e Historia
[3]SEDENA: Secretaría de la Defensa Nacional
[4]DTU: Document that integrates the MIA, ER and ETJ application in a single formality, as an optional procedure.

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The environmental permits that can be required for mining projects by the Federal, State, and Regional/Municipal governing bodies in Mexico are as listed in Table 20-1 below:

Table 20-1: Environmental Permits required for the Terronera Project

Mining Stage	Agency/Permit	Submittal Documentation	Required per Endeavour Silver/Submittal Date if Issued	Comments
Exploration	SEMARNAT/NOM 120	Exploration MIA	31 Oct. 2011	Permit Issued to Minera Plata Adelante/EDR
		Exploration ETJ	19 Jan. 2013	Permit Issued to Minera Plata Adelante/EDR
Construction	Local Munucipality: (Permit for Disposal of Non- hazardous Waste Residues	Application Letter	Yes	Will be requested after the precedent permits have been granted.
	SEMARNAT: (Land use License)	Application	n/a
	INAH: (Archeological Clearance)	Survey	n/a	No evidence of archeological sites currently exists.
	SEDENA, Local Municipality and State Governments: (Explosives Handling)	Application and Endorsement Letter	Yes	Will be requested after the precedent permits have been granted.
	SEMARNAT: Environmental Impact Resolution for the Mining Project	Environmental Impact Manifest (MIA)	Dec-13	MIA Permit for 500 tpd Terronera Mine issued in October of 2014. MIA for 1000 tpd is currently in process.
	SEMARNAT: Permit to Change the Use of Land	Technical Economic Justification Study (ETJ)	Yes	ETJ for 1000 tpd is currently in process.
	CONAGUA: Concession to Extract Underground	Application Form Supported by Technical Documents.	Yes	Will be requested after the precedent permits have been granted.

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Mining Stage	Agency/Permit	Submittal Documentation	Required per Endeavour Silver/Submittal Date if Issued	Comments
Water
	CONAGUA: Concession to Occupy a Federal Riverbed Area	Various Documents	To Be Determined by the Appropriate Hydraulic Analysis	Applicable if TSF drainage hydraulic flow measures 2 meters width and 0.75 meters depth in a 5 year storm event.
	CONAGUA: Permit to Construct Hydraulic Infrastructure	n/a	n/a	Dry tailings storages typically avoid the hydraulic structure permit requirement
	SEMARNAT: Risk Analysis Study	Risk Analysis Study (ER)	TBD	The risk level of the project will be assessed when the project is sufficiently advanced. The Risk Analysis Study will be advanced if required.
	SEMARNAT: Unified Technical Document	Unified Technical Document (DTU)	n/a	Once the MIA has been issued and the ETJ is in process the DTU is not typically an addl. requirement.
Operation	CONAGUA: Effluent Discharge Permit	Various Documents	Yes	Documents submitted to CONAGUA prior to operational activities
	SEMARNAT: Sole Environmental License	Various Documents	Yes	Provides an Environmental registration number for the mine.
	SEMARNAT: Accident Prevention Plan	Various Documents	TBD	Included in the ER – Risk Study – if required.
	SEMARNAT: Registration as Generator of Hazardous Wastes	Various Documents	Yes	This document will register the use of certain chemicals, oils, and slag materials.

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Mining Stage	Agency/Permit	Submittal Documentation	Required per Endeavour Silver/Submittal Date if Issued	Comments
Closure	SEMARNAT: (mining residues mgmt. plan) NOM- 157-SEMARNAT- 2009	Management Plan that Complies with NOM-157	Yes	Per the requirements of NOM-157- SEMARNAT-2009
	SEMARNAT: (Closure and Reclamation Plan)	Closure Plan that Complies with NOM141 Sect. 4.17	Yes	Plan needs to be submitted to SEMARNAT w/ 1000 tpd MIA Applica. and updated every 3 years and prior to closure of mine

The Terronera Project mill feed will be a processed onsite by flotation. As such, the processing agents that will be utilized will be limited principally to agents such as coagulants, surfactants, and flocculants that facilitate the process of “floating” the silver, gold, and iron (as pyrite) that are introduced to the process circuit in the milled material.

These flotation agents are typically relatively inert and the majority of the reagents are captured in the concentrate that is the plant output for further refinement in offsite smelting locations. The remainder of the reagent chemicals are captured in very fine (currently proposed to be 80% sub-#200 gradation) tailings waste that is stored, and thus contained, within the drystack tailings storage facility (TSF). Seepage from this and other storage facilities will need to be monitored and treated to achieve constant on-site reagent containment.

Tailings that do not include cyanide processed ore are covered by regulations that are unique and separate in the SEMARNAT permitting system from those for cyanide leaching ore processing. The flotation regulations are more feasible and economical for the hydrological, seismic, and topographical conditions at the Terronera Project than the regulations applicable to mines that incorporate cyanide process permits into their entitlement requirements.

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20.4	Existing Site Conditions

20.4.1	Baseline Studies

Environmental baseline studies provide a basis upon which to gauge the potential environment impact of the proposed project. Environmental baseline studies were performed by Endeavour Silver’s in-country permitting consultant Razura Gonzalez e Ingenieros Asociados S.C. (hereinafter “Ing. Razura”) for baseline and operational testing levels in the course of pre-development, mine operation, and mine closure for at least the following project components:

•	Meteorology, air quality and climatology

•	Soil erosion and contamination

•	Surface and subsurface hydrological conditions and hydraulic forces on surface structures

•	Flora and fauna

•	Cultural, historical, archeological resources, as applicable

This information was used in the MIA to establish baseline conditions.

20.4.2	Topography

The Terronera Project is located in a mountainous region of Western Mexico with elevations ranging from sea level at the Pacific coast to the west of the project to 2,850 meters above sea level (masl) in the Terronera zone.

Altitude ranges from 1,160 masl to 1,800 masl within the project footprint.

20.4.3	Meteorology – Air Quality

The climate type reported for the project site is subtropical with the rainy season occurring from June to September, with July being the wettest month.

Data from the closest meteorological station (San Sebastián del Oeste), show the average annual precipitation is reported as 1.35m. The maximum mean air temperature is 26.4° C and the minimum mean is 11.3° C.

Prevailing winds in the area are from the southwest.

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No existing data on air quality is available for the project area. Dirt road traffic may be the main source of dust, but in general is the area is considered to have good air quality as a rural and relatively undeveloped area with proximity to the Pacific coast.

20.4.4	Soil

The predominant type of soil in the project vicinity is known as Regosol, which is a clayey loam-type soil characterized by weakly developed unconsolidated soil materials. The soils of this type generally result from relatively recent formation of non-alluvial substrates and are located in areas with strong erosion causing continuous soil creation from the weathering of host rock.

The Regosol soils in the Terronera area are browns with silt-clay texture and an approximate gradation of 22% clay, 46% silt and 32% sand or larger soil particle size.

20.4.5	Geotechnical and Seismic Issues

Geotechnical investigations including subsurface hollow stem augur drilling, SPT testing, and soil/core samples, open pit tests, and, as appropriate, permeability testing, will be supervised and logged by AmecFW geotechnical engineers prior to the initiation of preliminary design phase for the tailings, soils, and waste rock storage facilities.

AmecFW generated, in November of 2014, a Deterministic Seismic Hazard Assessment for the Terronera Project site. The report’s findings identify the seismic influence of the Jalisco block and Rivera and Cocos tectonic plates at the tectonic subduction zone approximately 175 km. west of the mine site along the margin of the Pacific coast. Three earthquakes of 8.0 Richter magnitude or greater have occurred within 320 km of the site since 1930. The deterministic weighted mean un-attenuated horizontal acceleration for the site was determined in the AmecFW study to be 0.48g. For this reason AmecFW has recommended that tailings be stored in a drystack configuration that consistently maintains geotechnical stability that meets or exceeds the factor- of-safety criteria of the Canadian Dam Association.

20.4.6	Hydrology

According to hydrological classification system used by the Mexico Federal water commission CONAGUA (Comision Nacional de Agua), the Terronera Project area is located within the administrative hydrologic region #3, “Pacifico Norte”.

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If the stormwater in the drainage area that the TSF is located within can flow, in a five-year return period intensity, with a stream width of 2m and at a depth of 0.75m, then a CONAGUA permit to locate mining facilities in what is termed in the applicable regulations as “Federal Waters” can be deemed as an entitlement which becomes necessary for approval by that agency. The quantification per those criteria of stream flow in the Terronera Project proposed TSF basin is pending further entitlement review for the project.

AmecFW generated, in December of 2014, a Precipitation Analysis Study for the Terronera Project. The study evaluated precipitation data from three meteorological data stations within 36 km of the project, including the San Sebastian station about 4 km from the site. The return period data necessary for pending hydraulic sizing and design configuration of Terronera site drainage infrastructure was developed and is shown in Table 20-2.

Table 20-2: Return Period Storm Event Precipitation for the Terronera Project

Return Period Size	Precipitation (mm)
2 – year	80
5 – year	101
10 – year	112
25 – year	123
50 - year	130
100 - year	136

20.4.6.1.	Watershed – Surface Hydrology

The Terronera Project is located in the watershed Rio Ameca – Ixtapa. This watershed covers an area of 3,159 km2. The watershed western boundary occurs at the Pacific Ocean. The sub-basin including the Terronera Project is the San Sebastian drainage which captures 84,728 hectares of drainage area.

20.4.6.2.	Sub-Surface Hydrology

The Terronera Project is located above the aquifer Mixtlán, specifically in the northwestern of the aquifer.

Endeavour Silver is anticipating that the Terronera Project will use excess water pumped from the mine tunnels for operations water demand with the qualification that process plant water output will be recycled and re-used in ore processing activities as feasible. The beneficial use of processing ore using water from underground workings is established in Article 19 of Chapter 3 of the Mexican Mining Law.

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Under water law in Mexico mining process water cannot be returned to the surface or subsurface basins without treatment in accordance with SEMARNAT NOM-001, Limits of Contaminants in the Discharges of Wastewaters into the Mexican National Waters and Resources.

20.4.7	Land Use

The communities in the project area have been organized since the early 1900’s into various ejidos, or community groups, which distribute and share agricultural and other lands for the benefit of the ejido member families. Endeavour Silver is currently in negotiation with various ejido members for surface rights of certain parcels of land needed for the location of the tailings and waste rock storage facilities. These parcels are identified on Figure 20-1.

The predominant use of land at the site project is forestry, pasture land, and subsistence agriculture.

A network of dirt roads exists for transportation between communities and ranches. The Terronera Project has used these roads for exploration phase access and represents to AmecFW that as public roads the project has the right to use them during mining operations.

20.4.8	Vegetation and Ecosystems

A comprehensive flora inventory was performed by Ing. Razura in the Terronera Project area. The results are included in the MIA report submitted to SEMARNAT for the initial MIA permit issued in October of 2014.

The Ing. Razura study identifies Hazel Pine, Ocote, and Clethra Mexicana as the principle coniferous forest tree species, and White Oak and Yellow Oak as the principle deciduous forest tree species in the vicinity of the project.

The Ing. Razura Study, in Section IV, pages132-134, identifies two threatened and four protected species of flora in this same zone in accordance with SEMARNAT regulations NOM-059.

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20.4.8.1.	Existing “Mesofilo” Zones

In the vicinity of the Terronera Project are existing zones of what is termed by the project MIA author Ing. Razura as “Mesofilo Forest”. Ing. Razura has indicated to Endeavour Silver that no mine development can occur which is in the vicinity of these mesofilo zones.

20.4.9	Fauna

A fauna characterization study was performed in the vicinity of the Terronera Project by Ing. Razura to identify the species of existing wildlife within the limits of the project and establish the baseline fauna inventory for future impact studies. The study identifies 93 species of fauna within the project site area.

The Ing. Razura Study, in Section IV, pages132-134, identifies four threatened and ten protected species of fauna in this same zone in accordance with SEMARNAT regulations NOM-059.

20.5	Substances and Residues To Be Used And Produced By The Mining Operations

The following reagents will be utilized in the process plant flotation operations:

Table 20-3: Reagents Proposed to be Utilized in the Terronera Flotation Process

1.	Cytec Aerophine AP-3418	Mill & Flotation Conditioner	86 g/t
2.	Cytec Aerophine A-241	Mill Collector	28 g/t
3.	Copper Sulphate	Mill Surfactant	107 g/t
4.	Foaming Agent PQM F-65	Foaming	33 g/t

The mine area will utilize a variety of oils, greases, and chemicals, and other reagents that will be identified, quantified, classified, and submitted for registration per NOM-052, 083, & 157 specific to the Mine Risk Analysis and Application for the Generation of Hazardous Wastes.

A permit is in process for the handling, storage and use of explosives at the Terronera project. SEDENA (Secretaria de Seguridad Nacional) is the issuing agency for these permits, which must comply with the Federal Law for Firearms and Explosives. There are two distinct permits involved in these permissions:

1.	Explosives
2.	Detonators and Storage

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There are regulations controlling the separation of explosives from other facilities and detonator storage. Suppliers for explosives must be authorized by SEDENA, and the handlers and mining company users of explosives must be trained in their use.

20.6	Geochemical Characterization of the Waste Rock and Tails

Subject to the requirements of NOM 157 – SEMARNAT 2009, coinciding with the startup of the process plant, the Terronera Project will perform PECT testing on the waste rock to quantify any acid generating, or potential acid generating waste rock. The tailings will be sampled and testing for potential contaminants for the purpose of sizing/designing the stormwater management pond as shown at the toe of the tailings storage facility.

20.7	Environmental Program

The Terronera Project will be required to be designed to comply with the environmental regulations and standards in place in Mexico. The mining infrastructure and supporting facilities will need to be designed so as to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented.

20.7.1	Surface Water Management

There are four distinct Terronera Project features that will be constructed in and around existing surface water drainages and flow paths, or creeks. The process plant platform and mine portal platform are both to be generated by a predominantly cut earthworks and formational rock process whereby the cut material is off-hauled to a dedicated waste rock storage site. Both of these platforms are currently scheduled to be sited above and between natural drainage flow paths but, as conceptually designed, should not interrupt existing drainage flows. Proper design, construction, and site management of these platform facilities will need to be performed to preclude oil, reagent, and chemical contaminations into existing drainages.

The other principal Terronera Project facilities are the access and ore/tailings haul roads, and the waste rock, topsoil, and tailings deposit areas. These features will interrupt natural drainage courses and will need to be designed to accommodate both typical stormflows and the 50 year design stormflows as stipulated in SEMARNAT NOM.141 Section 5.3.1.

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The constructed Terronera haul roads will utilize concrete, HDPE, and ADS plastic culverts sized according to NOM141 criteria to pass 50 year return period design storm flows. The waste rock, top soil, and tailings storage facility will use a combination of perimeter canals constructed above the facilities, subdrain rock and pipe systems beneath the storages, and, where feasible, culverts to route 50 year return period design storm flows thru facilities as appropriate. Long culverts with minimal slope will be avoided in favor of open drainage structures so as to avoid plugged culverts.

20.7.1.1.	Mine Water Discharge

Mine water will be pumped to the surface and utilized as process water. Any process water excess will need to be water quality tested and can be discharged downstream if compliant with SEMARNAT NOM157 Section 5.4.2.4.1 mine waste discharge contamination limits. If not compliant it will need to be stored, treated, and tested to achieve compliant discharge.

20.7.2	Groundwater Management

Endeavour Silver’s current project mine process water demand estimate does not anticipate the need to utilize groundwater from the project aquifer Mixtlán as identified in Section 20.4.6.2 above. If conditions or estimates change then the client would have to submit application to CONAGUA for the rights to drill and produce water from the project aquifer.

20.7.3	Air Quality Management

SEMARNAT NOM-141, specific to tailings facilities, provides fairly general commentary on limiting fugitive dust contamination of surrounding communities, and of the need for mine perimeter particulate contamination monitoring.

20.7.4	Soil Management

In accordance with SEMARNAT regulations, during the stages of preparation, construction, operation, maintenance and closure/reclamation, actions must be taken to prevent soil erosion and contamination of native soils in the project area.

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The Terronera Project conceptual mine plan, as shown in Figure 20-1, includes a dedicated topsoil deposit and storage area. If AmecFW is engaged to generate a mine surface infrastructure design it will recommend the storage and preservation on-site of a dedicated topsoil storage of sufficient volume to facilitate capping of the TSF, waste rock storages, and any surface facilities that will be reclaimed as soil-capped facilities upon mine closure.

20.7.5	Solid Waste

Hazardous wastes management criteria are established in SEMARNAT NOM- 052 - 2005, which establishes the characteristics, process of identification, classification, and listing of hazardous waste. In the regulations these wastes are defined as all wastes which by their nature are corrosive, reactive, explosive, toxic, flammable, or biological-infectious, and/or pose a threat to the ecological balance or the environment.

Hazardous waste generated onsite will need to be packed into containers that clearly identify the type of waste and placed in an appropriate disposal area for such waste.

20.8	Tailings Disposal Facility (“TSF”)

The Terronera Project tailings storage facility (“TSF”) will be designed to store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The conceptual Terronera Project TSF design will accommodate approximately 2.0 million m³ of compacted tailings which provides a storage capacity, at a process rate of 1,000 tpd, for the first ten years of mine life. Additional storage volume is available in the initial TSF footprint as incremental additional TSF overall height should Endeavour Silver increase process rates or identify additional resources for an extended mine life.

Figure 20-1 illustrates the TSF location in relation to the proposed overall mine site layout.

20.8.1	TSF Location and Geometry

The Terronera Project TSF is located in a valley approximately 1000m northwest of the process plant. The ultimate design of the TSF occupies an area of approximately 87,000m² and is approximately 300m by 450m in size.

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The TSF is designed to have an overall slope of 2.5 to 1 with interim benches of 5m width and slopes 10m in height at 2:1 slope. Below the TSF to the northwest, there is a proposed storm water collection pond to collect, treat, and release storm water from the TSF surface area and any subgrade water that is not qualified to be released downstream.

Upstream drainage will be captured in cutoff ditches constructed immediately above the TSF upstream perimeter and routed to the natural drainage course below the TSF as non-contact water.

20.8.2	TSF Operating Methodology

Filtered tailings shall be placed and compacted in lifts of approximately 30cm to a design target density of 1.85 MT/m³. It is proposed that the TSF be constructed and reclaimed congruently with erosion protection, re-vegetation, and drainage structures being constructed once the TSF toe dam and its initial bench and slope are completed.

20.8.3	Tailings Transport and Deposition

The proposed TSF will be constructed with filter tailings produced by a filter press plant that in the current mine design is located at the TSF. Filter tailings will be transported 0.5 km to the TSF area either by 12m³ haul trucks on a newly constructed haul road or a conveyor system. A trade-off study will be required to determine the best option but, for this PEA, a truck system was assumed. A dry tailings staging area will feed the dry tailings haul trucks or conveyor system at the filter plant site.

At the TSF the tailings will be either truck end-dumped or radial conveyor- placed, spread, and compacted by a series of mid-size dozers, motor grader(s), and vibratory roller compactors.

20.9	Haul Roads and Mine Access Infrastructure

The Terronera Project will include access that is developed both from existing public road ways and mine-site specific haul and access roads to be used only by Terronera Project equipment and mine personnel. Access from existing public roads will be utilized to connect the mine site to external access and to connect the mine portal platform area to the process plant. These access ways will accommodate light duty vehicle traffic and heavy duty vehicle traffic including dump truck, semi-tractor trailer, and construction machinery. This proposed mine access location is shown on Figure 20-1.

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Haul and access roads to transport personnel, equipment, rock and earth material haulage, and tailings on the mine property between the process plant and the TSF and rock storage facilities will be developed on land either owned or leased by Endeavour Silver and/or Minera Plata Adelante SA de CV/Endeavour Silver. The conceptual alignment for this haul and access road is also shown on Figure 20-1.

20.10	Socioeconomic and Community Relations

A socioeconomic study was conducted by Ing. Razura regarding the local communities and their inhabitants and is incorporated into the December, 2013 Ing. Razura MIA Report. The project is in the vicinity of the communities including San Sebastian del Oeste, Santiago de Pinos, and Los Reyes. These three relatively typical Mexican “pueblos” belong to the municipality of San Sebastian del Oeste, Jalisco. Per the Federal Mexican census of 2010, this municipality includes 5,755 inhabitants.

According to the December, 2013 Ing. Razura MIA Study the San Sebastian del Oeste municipality has sufficiently developed health, education, sports, water, sewer, public safety and telephone communication services, to support the municipal population.

20.11	Property Agreements for Mine Surface Facilities

Figure 20-1 demonstrates the various individual ejido property boundaries that have been identified and are currently under negotiation for acquisition by Minera Plata Adelante SA de CV/Endeavour Silver for the location of the TSF and waste rock/topsoil storage facilities. The surface land rights that will be necessary to build the Terronera mine platform and process plant platform are both currently under contract for purchase by Minera Plata Adelante SA de CV. Endeavour Silver reports that the right to use the existing public road that is identified in the PEA mine layout Figure 20-1 as a mine access has been established. As mentioned previously in Section 20.9, the haul road from the process plant to the TSF will be a newly constructed mine access that will be located on ejido lands that are identified in ongoing negotiations as property to be controlled by Minera Plata Adelante SA de CV/Endeavour Silver.

20.12	Cultural and Historical Resource Studies

The property and proposed development areas has been investigated for the existence of cultural resources and historical artifacts. According to the Ing.

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Razura MIA Study there are no cultural or historical resources that would prevent development of the Terronera Project.

20.12.1	Archeological Artifacts and Studies

According to the Ing. Razura MIA, the work completed to date at the Terronera Project site indicates no evidence of archaeological artifacts that may be at risk with the development of the Terronera Project.

20.13	Reclamation and Closure Activities

A Terronera Project closure and reclamation plan will be included in an amended 1,000 tpd MIA permit application and ETJ support documentation as outlined in the Construction Phase portion of the matrix shown in Table 20-1.

Every three years during the active mine operation, and no less than three years prior to the closure of the mine, an updated closure plan should be presented to the SEMARNAT delegate for the Terronera Project.

At the end of the mine life, Endeavour Silver shall perform restoration activities on impacted areas ensuring the stability of disturbed areas. These efforts should be started to the extent possible during project operations and be completed within two years after the end of the mine operations.

20.13.1	Mine Surface Disturbance Closure Activities

20.13.1.1.	Resurfacing and Vegetation

Terronera Project surface area vertical improvements will need to be dismantled and removed from the site. The resulting disturbed platforms and other surface areas will need to be covered with rock or stable soil fill as necessary to provide positive drainage conditions and then capped with topsoil from the mine topsoil storage generated during mine development. The topsoil capped areas will need to be re-vegetated so as to provide a permanent self-sustaining rehabilitation of the previously disturbed mine surface area.

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20.13.1.2.	Mine Runoff and TSF/Rock Storage Seepage Requirements

Any mine generated contact water seepage that does not qualify for release into the downstream environment will need to be managed as actively treated flows until such time as it can qualify for direct release per the discharge limits criteria of SEMARNAT NOM-001 Contaminant Discharge, NOM-157 Mine Discharge, and NOM-052 Hazardous Waste. As is typical of contemporary mine closures, the final mine closure will need to be a mine site with a condition of zero non-qualified release of runoff.

20.13.2	Mine Underground Infrastructure Closure Activities

All shafts and portals that provide access to underground workings will need to be properly sealed to prohibit access to underground workings. Subsurface mine water that reaches the surface will need to be managed as surface runoff per this report’s prior reclamation commentary.

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21.0	CAPITAL & OPERATING COSTS

21.1	Capital Cost Estimates

21.1.1	Basis of Capital Costs

The capital cost estimates are based on:

•	All estimates made by project engineers and construction managers with experience on similar mining projects in Mexico

•	Topographic maps with 1m contours

•	LOM production schedules derived from 3D block models

•	Preliminary metallurgical test work by SGS, Tucson

•	Preliminary engineering for process plant and dry tailings plant including: flowsheets, material balances, P&ID’s, single-line diagrams, equipment lists, GA’s, and sections

•	Material take-offs for earthworks and roads

•	Vendor quotes for major mine and plant equipment

•	Contractor estimates for contract mining work

•	Endeavour Silver and SFA data for all other equipment and materials

•	Terronera Project Proposed Schedule in Section 24

The following assumptions were used in estimating the capital costs:

•	Spares at 2% of plant equipment

•	Freight, duties, taxes, and vendor commissioning costs are included in equipment costs

•	Labour installation cost for all structural, mechanical, piping, electrical, and instrumentation work based on similar projects in Mexico

•	The direct costs include all contractors’ mobilization, management, overheads, surveying, and material testing

•	Owner’s costs include: internal Endeavour Silver project staff costs (management, procurement, accounting, and PM); permits; start-up costs; laboratory, warehouse, and communications equipment

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•	Engineering at 6% of direct costs

•	PM/CM costs based on Endeavour Silver’s El Cubo PM/CM team and the Terronera Project Proposed Schedule

The accuracy of the capital cost estimates is ± 25% which reflects the level of engineering detail and quality of inputs. A contingency of 15% was added to all direct and indirect costs.

The estimates are based on 1st Quarter, 2015 prices.

No allowance has been made for escalation.

21.1.2	Pre-Production Mine Capital Costs

The pre-production mine capital costs comprise:

1.	Mine Development including contract mine development in Year -1 and mine portal development (Table 21-1) and

2.	Mine Equipment (Table 21-2)

Table 21-1: Mine Development Cost Estimate

Development	Size W(m)xH(m)	Quantity (m)	Unit Cost ($/m)	Total Estimated Cost US$ ('000's)
Adits (Drive)	4.5x4.5	551	2,271	$1,252
Main ramps	4.5x4.5	863	2,271	$1,961
Ventilation (Hor & Vert)	3.0x3.0	189	1,430	$270
Drifts (waste)	4.0x4.0	61	1,615	$99
Access cross-cuts	4.0x4.0	153	1,615	$247
Access backslash	4.0x4.0	383	1,077	$412
		Total Contract Mining		$4,241
Mine Portal Development & Infrastructure
Portal & entrance construction				$60
Minor civil works, haulage				$20
500kVA transformer with charging station for jumbos				$30
Compressed air accumulator, piping & connections				$10
Water supply tank, pumps & piping				$30
Offices, workshop				$500
Total Portal Development				$650
Total Mine Development				$4,891

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Table 21-2: Mine Equipment Cost Estimate

Mine Equipment	Estimated Cost US$ ('000's)
Jacklegs	135
Scissor truck	478
Personnel trucks	500
Compressors	221
Generators	1548
Main and Sump pumps	378
U/G electrical substations	174
Locos, cars, rail level 1440	866
Ventilation fans	166
Mine surface pick-up trucks	210
Total Estimated Cost	4,676

21.1.3	Process Plant & Dry Tailings Plant

The cost estimate for the process plant and dry tailings plant is detailed in Table 21-3.

Table 21-3: Process Plant & Dry Tailings Plant Cost Estimates

Item	Process Equipt	Elec Equipt	Install	Site Prep	Civil	Str	Bldgs	Mech	Piping	Elec	Instr	Total Estimated Costs US$ ('000's)
Crushing	2,508	109	112	523	865	852	50	641	3	240	73	5,976
Grinding	1,464	387	390	545	840	745	167	751	62	390	171	5,912
Flotation	2,791	172	242	463	273	1,038	68	139	161	298	147	5,792
Thickener	1,920	132	190	245	402	372	8	342	143	200	310	4,264
Reagents	84	60	26	72	111	100	52	110	24	121	57	817
Water	70	0	8	96	34	0	0	141	135	0	5	489
Process Plant	8,837	860	968	1,944	2,525	3,107	345	2,124	528	1,249	763	23,250
Dry Tailings Plant	3,058	276	228	45	218	732	12	350	92	295	164	5,470

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21.1.4	Initial Capital Costs

The initial capital costs include all the direct and indirect costs of executing the 1,000TPD project from Endeavour Silver’s project go-ahead to the end of commissioning and handover to operations.

The initial capital costs are summarized in Table 21-4.

Table 21-4: Summary of Initial Capital Costs

Item	Estimated Cost US$ ('000's)
Direct Costs
Site Prep & Roads	$3,000
Mine Development	$4,891
Mine Equipment	$4,676
Site Power & Water Supply	$2,700
Buildings	$2,000
Process Plant	$23,250
Dry-Stack Plant	$5,470
Dry Tailings Storage Facility	$1,460
Total Direct Costs	$47,447
Indirect Costs
Owner's Costs	$2,020
Construction Camp	$1,710
Engineering + PM/CM	$5,660
Total Indirect Costs	$9,390
Sub-Total Direct + Indirect Costs	$56,837
Contingency @ 15%	$8,526
TOTAL PROJECT COSTS	$65,363

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Excluded from the initial capital costs are all the “sunk” costs incurred by Endeavour Silver prior to project go-ahead, including all costs associated with:

•	Drilling and exploration

•	Property purchases

•	Concession taxes and annual payments

•	Metallurgical testing

•	Studies and Technical Reports including cost of outside consultants

•	Advice and reports from third party professionals

•	Permitting fees

•	Endeavour Silver staff time and expenses in trips to site, meetings, and discussions with authorities, contractors, land owners, and other parties

The initial capital costs shown in Table 21-4 are included in the cash flow and economic analysis described in Section 22.

21.1.5	Mine Closure Costs

When the mine shuts down, the plant and buildings will be dismantled and demolished. All waste will be taken to a disposal site and salvageable equipment and steel will be set aside for sale. All the work and tailings areas will then be treated as described in Section 20.

The estimated capital costs of closing the mine are summarized in Table 21-5 Summary of Mine Closure Costs.

Table 21-5: Summary of Mine Closure Costs

Total Cost US$ ('000's)
Reclamation of TSF + Storage Areas +
$2,400
Plant Area and Roads
Dismantling & Demolition of Plants	$800
Salvage Value (20% of All Equipment)	($4,000)
TOTAL CLOSURE COSTS	($800)

The mine closure costs are included in the cash flow and economic analysis described in Section 22.

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21.1.6	Sustaining Capital Costs

The sustaining capital costs include all the direct costs of mine development and purchase of additional mine equipment from the start of operations to the end of mine life.

Excluded from the sustaining capital costs are all costs incurred by Endeavour Silver that are related to the cost of operating and maintaining the mine and plant as detailed in Section 21-2 Operating Cost Estimates.

The total sustaining capital costs are summarized in Table 21-6 Summary of Sustaining Capital Costs.

Table 21-6: Summary of Sustaining Capital Costs

Total Cost US$ ('000's)
LOM Mine Development	$12,197
Mine Platform & Waste Areas	$200
Dry Tailings Storage Facility	$300
TOTAL SUSTAINING COSTS	$12,697

The sustaining capital costs are included in the cash flow and economic analysis described in Section 22.

21.2	Operating Cost Estimates

21.2.1	Basis of Operating Costs

The operating costs are based on Endeavour Silver’s existing operations at its three underground silver mines and process plants in Mexico. Given the similarity in type of ore, daily throughput, and general location, the current operating costs from these operations are considered a sound guide to the operating costs at Terronera, certainly for the purposes of this PEA.

21.2.2	Operating Cost Estimates

The mine operating costs are estimated to be US$45 per tonne. This estimate is based on:

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•	The mining method and LOM production schedule shown in Section 16

•	Endeavour Silver’s Guanacevi mine which has similar mining methods as Terronera

The process plant operating costs are estimated to be US$27 per tonne. This estimate is based on:

•	The recovery process described in Section 17

•	Endeavour Silver’s El Cubo process plant which has a similar throughput and process as Terronera

The “General and Administration” costs are estimated to be US$10 per tonne which is derived from Endeavour Silver’s El Cubo and Bolañitos mines which have similar overall management, manpower, and facilities as Terronera.

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22.0	ECONOMIC ANALYSIS

22.1	Introduction

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan, processing a total of 3,467,000 tonnes of mined diluted resource material in a nominal 1,000 tonne/day plant at a net 342,000 tonnes per annum, allowing for normal plant maintenance and mill availability. The forecast operating mine life is 11 years following a one year period of pre-production capital investment, construction and mine development.

The economic analysis is preliminary in nature and is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized or that Inferred Mineral Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

There are no previous preliminary economic assessments, pre-feasibility studies or feasibility studies on the Terronera Project. This PEA is the first such study conducted for the project.

22.2	Technical and Financial Assumptions

Silver and gold recoveries to concentrate are projected from initial metallurgical test work results and the expectation that the higher grade test composite materials reflect the grades to be processed during the mine life, with a target grind of 80% passing 270 mesh (53 µ). The metallurgical data for the high grade composite as detailed in the memo dated November 5, 2014 enclosed in Appendix B supports silver recovery of 90% and gold recovery of 84% to a bulk flotation precious metal concentrate. Payments for silver and gold in concentrate of 96% and 97.5%, respectively, are based on current concentrate sale contracts for concentrates produced at Endeavour Silver’s Bolañitos and El Cubo mines.

Operating costs were derived from comparison to current cost experience at Endeavour Silver’s three underground gold-silver vein operating mines in Mexico, the Guanaceví Mine in the state of Durango and the Bolañitos and El Cubo mines in the state of Guanajuato. As a predominantly cut & fill mining operation, Guanaceví is very similar to the proposed Terronera mine plan. As such, a base stope mining cost of $43/tonne was chosen based on a rounding up of current Guanaceví mining costs. The proposed plant configuration at Terronera is very similar to the El Cubo operation. After adjustment for the addition of dry-stack tailings disposal, a plant operating cost of $27 was assumed for the Terronera operation, slightly higher than at El Cubo. General and administrative costs were modelled on those from the Bolañitos mine. Royalties are calculated directly from the modelled gross revenues, based on application of the 0.5% royalty payable to the Mexico government and a 2% Net Smelter royalty payable to Grupo Mexico, the original owner of the Terronera property.

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A summary of the financial and technical assumptions used in the Base Case analysis are presented in Table 22-1:

Table 22-1: Base Case Financial & Technical Assumptions

Financial		Notes
Corporate Tax Rate	30.0%	After allowable deductions
Mining Special Duty Tax	7.5%	Applied to EBITDA, deductible against Corporate Tax
Rate
Government Royalty	0.5%	NSR on gross revenues after smelter charges
Discount Rate	5.0%	for NPV calculation
PESOS:USD FX Rate	14.5	Approximate average Q1 2015
Silver price, US$/oz	$18.00	Constant, LOM
Gold Price, US$/oz	$1,260.00	Constant, LOM
Depreciation	7.5yr	Straight Line
Property NSR Royalty	2.0%	Payable to original property owner
Technical		Notes
Silver recovery to con %	90.0%	Forecast from initial metallurgical tests
Gold recovery to con %	84.0%	Forecast from initial metallurgical tests
Con Silver Payable%	96.0%	Based on current contracts
Con Silver Payable%	97.5%	Based on current contracts
Mining Cost/tonne	$43.00	Applicable to stoped ore
Processing cost/tonne	$27.00	Includes smelter treatment and refining charges
G&A costs/tonne	$10.00

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22.3	Economic Analysis Summary

The cash flow model after-tax financial results are summarized in Table 22-2.

Table 22-2: Summary of After-Tax Economic Analysis

Mine Plan Tonnage	(kt)	3,457
Silver Grade	(g/t)	213
Gold grade	(g/t)	1.52
Mill Capacity	(kt/a)	342
Mine Life	(yr)	11
Payable Silver, LOM	(koz)	20,418
Payable Gold, LOM	(koz)	138.5
Gross revenue, LOM	US$(000s)	$542,080
Operating Costs, LOM	US$(000s)	$286,674
Capital Expenditures, LOM	US$(000s)	$139,565
Total Taxes Paid	US$(000s)	$33,897
After-Tax Net Cash Flow, LOM	US$(000s)	$81,144
LOM Operating Cost/tonne	US$	$82.92
Cash Cost/oz Silver, net of byproduct	US$	$3.93
After-Tax credits NPV , 5% discount	US$(000s)	$48,607
After-Tax Internal IRR	(%)	20.0%
After-Tax Payback period	(yr)	3.7

22.4	Cash Flows

The projected pre-tax, after-tax and cumulative after-tax cash flows are presented in Figure 22-1 and a more complete year by year summary is presented in Table 22-3.

For the purposes of calculating the after-tax Net Present Value (NPV), a discount rate of 5% is used, applied at the midpoint of each year of the project, commencing in the first pre-production year of capital investment. Table 22-3 displays the discount factors applied through the life of the project.

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Figure 22-1: Pre-Tax & After-Tax Annual Cash Flow and Cumulative After-Tax Cash Flow

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Table 22-3: Discounted After-Tax Cash Flow Financial Model

Tonnes Processed	(kt)	3,457		336	342	342	342	342	342	342	342	342	342	43
Silver grade	(g/t)	213		266	300	312	272	204	179	159	157	129	147	216
Silver Recovery	(%)	90.0%		90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%
Silver Payable	(%)	96.0%		96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%
Payable Silver	(koz)	20,418		2,490	2,847	2,961	2,588	1,939	1,703	1,514	1,493	1,228	1,397	258
Gold grade	(g/t)	1.52		1.60	1.19	1.09	1.49	1.51	1.46	1.52	1.49	1.98	1.89	1.49
Gold Recovery	(%)	84.0%		84.0%	84.0%	84.0%	84.0%	84.0%	84.0%	84.0%	84.0%	84.0%	84.0%	84.0%
Gold Payable	(%)	97.5%		97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%
Payable Gold	(koz)	138.5		14.1	10.7	9.8	13.5	13.6	13.1	13.7	13.4	17.9	17.0	1.7

Gross Revenue	($000s)	$542,080	-	$62,640	$64,747	$65,707	$63,530	$52,020	$47,158	$44,515	$43,815	$44,621	$46,561	$6,765

Operating Costs (incl. royalties)	($000s)	$286,674		$27,988	$29,476	$29,290	$29,701	$28,838	$28,761	$28,796	$29,085	$29,318	$23,662	$1,759

Operating gross profit (EBITDA)	($000s)	$255,406		$34,651	$35,271	$36,418	$33,830	$23,182	$18,398	$15,719	$14,730	$15,303	$22,899	$5,006

Capital Expenditures	($000s)	($139,565)	($65,362)	($17,448)	($16,577)	($12,236)	($7,646)	($7,208)	($5,235)	($3,591)	($2,866)	($1,625)	$230	-

Pre-Tax Cash Flow	($000s)	$115,841	($65,362)	$17,203	$18,694	$24,182	$26,184	$15,974	$13,163	$12,127	$11,864	$13,678	$23,129	$5,006

Mining Tax	($000s)	$13,590		$1,290	$1,402	$1,814	$1,964	$1,198	$987	$910	$890	$1,026	$1,735	$375
Corporate Tax	($000s)	$21,035		$816	$1,135	$2,667	$3,261	$185	-	-	$7	$4,103	$7,149	$1,712
Total Taxes	($000s)	$34,625		$2,107	$2,537	$4,481	$5,224	$1,383	$987	$910	$897	$5,129	$8,883	$2,087

After-Tax Free Cash Flow	($000s)	$81,216	($65,362)	$15,097	$16,157	$19,701	$20,959	$14,590	$12,176	$11,218	$10,967	$8,549	$14,246	$2,919
Discount Years			0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5
Discount Factor @ 5%			0.976	0.929	0.885	0.843	0.803	0.765	0.728	0.694	0.661	0.629	0.599	0.571
Discounted After-Tax cash flow	($000s)		($63,787)	$14,031	$14,302	$16,608	$16,828	$11,157	$8,867	$7,780	$7,244	$5,378	$8,535	$1,665
NPV, after-tax	($000s)	$48,607
IRR, after-tax	(%)	20.0%
Payback period, after-tax	(yrs)	3.7

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22.5	Taxes and Tax Treatment

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax.

The financial model for the Terronera PEA incorporates these taxes in the cash flow model in computing the after-tax cash flow amounts, NPV and IRR. The financial model is constructed on a 100% equity basis, however, in the tax treatment it is assumed that debt procured at the corporate level is charged as a tax credit at the Terronera operating subsidiary level. A total of $40 million is applied in this manner commencing in year 1 through year 8 at $5 million per year.

22.6	Sensitivity Analysis

The after-tax cash flow model Net Present Value (at 5% discount) and IRR were determined after varying the base case model values for Metal Prices, Operating Costs and Initial Capital Costs to determine the project economic sensitivity to these key parameters. In each case, the other project and model assumptions were kept constant. Sensitivity analysis results are summarized in Table 22-4 and Figure 22-2 below. Variances were run at ±10% and ±20% from the base case.

As is typical of high-grade underground mines, results show that the project NPV and internal IRR are most directly sensitive to changes in metal prices, and almost equally so to operating costs. Variance in the initial capital has much less impact on the NPV and IRR.

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Table 22-4: Base Case After-Tax NPV and IRR Sensitivities

Variance	Operating Cost Sensitivity		Initial Capital Sensitivity		Metal Price Sensitivity
	NPV (5%)	IRR	NPV (5%)	IRR	NPV (5%)	IRR
-20%	$82.54	28.5%	$54.68	23.6%	-$16.10	-0.8%
-10%	$66.59	24.6%	$51.68	21.7%	$17.89	10.9%
Base Case	$48.61	20.0%	$48.61	20.0%	$48.61	20.0%
+10%	$27.56	14.1%	$45.43	18.4%	$75.10	27.1%
+20%	$3.47	6.3%	$42.08	16.9%	$100.43	33.7%

Figure 22-2: After-Tax NPV 5% Sensitivity Chart

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23.0	ADJACENT PROPERTIES

The following description of adjacent properties is from Lewis and Murahwi (2013) and reflects information as of the December 15, 2012 effective date for their Technical Report.

Minera Cimarron S.A. de C.V. (Minera Cimarron) is a small private mining company that operates the Quiteria mine in the San Sebastián del Oeste area (Figure 23-1). Approximately 70 ha of mining claims are owned by the company. These 70 ha include some recently acquired claims in the Los Reyes area which lies in an adjacent canyon to the north. The company has done only some minor sampling in the abandoned workings in Los Reyes but anticipates that, in the near future, it will be able to supplement production from this area.

Figure 23-1: Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area

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Minera Cimarron is currently doing development work by means of an inclined ramp from surface. Most of the material that is milled is from this development work and a small portion comes from shrinkage stoping. Minera Cimarron is also encountering some old workings at depth and along strike.

Drilling is done with jack-legs and mucking and hauling are done mainly with 2 and 3.5 yard LHDs. Ore grades are reportedly around 275 g/t silver and 0.4 g/t gold. The company is currently milling about 130 t/d with 70% recovery and this is done with the following equipment: 1 jaw crusher, 1 Symon’s 2 ft cone crusher, 1 Hardinge 8’ x 48” 200 HP ball mill, followed by a series of Wemco flotation cells. The concentrate is dewatered with an Eimco drum filter and shipping on average, 25 t of concentrates to the Peñoles smelter in Torreón, Coahuila per month.

Future plans for the mine include further development toward the northwest on the vein structure, the continuation of an existing adit to shorten hauling distances, driving a new adit to access the vein structure at greater depth and, possibly, diamond drilling below the current levels to establish new resources.

Installations include an assay laboratory, a small repair shop for vehicles and diesel equipment, and a warehouse for parts and materials. The mine currently has about 35 workers. Most of the operating personnel come from Santiago de los Pinos which is 4 km away. More qualified employees come from mining districts throughout Mexico.

Accounting and purchasing are done in administrative offices in Guadalajara. The mine has several rented houses in the small town of Santiago de los Pinos and Minera Cimarron recently obtained a building permit for some living quarters for its supervisors.

Also in the Municipality of San Sebastián del Oeste is the 5,080-ha Guijoso property. It is located about 25 km northeast of San Sebastián del Oeste and approximately 5 km south of the town of San Felipe de Hijar. Intermittent small scale exploitation of veins has occurred in San Felipe de Hijar, similar to that in the San Sebastián del Oeste area.

The Guijoso property is also located within the same belt of low sulphidation epithermal deposits which hosts the San Sebastián veins. All mineralization at the Guijoso Project is associated with pervasive, vein and stockwork silicification and adjacent argillic alteration within rhyolite tuffs. Silicification has been recognized over an area approximately 6 km in length by 1.5 km in width.

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In 2004, Capstone Mining Corporation completed a small mapping program, an orientation stream sediment sampling program, and some surface rock sampling on the Guijoso Project.

Between March 2, 2007 and March 1, 2008 Fury Explorations Ltd. (Fury) completed an exploration program on the Guijoso Property. Work included regional and target-specific geochemical rock sampling, grid rock sampling, mapping, and drilling of 13 core drill holes totaling 2,017m. Results of sampling of three principal veins indicated encouraging silver-gold mineralization to a maximum of 712 g/t silver and 4.7 g/t gold. Drill results, however, were significantly lower than surface sample results from veins. The drill program was reportedly plagued by poor recoveries and abandoned holes due to ground conditions, the relatively underpowered drill rig, small core size (BQ), shallow angle holes and other factors.

In 2008, Ansell Capital Corp. had an option from Fury to earn a 70% interest in the Guijoso Project. Ansell did not complete its option and Fury returned the property to the underlying owners in 2010.

The QP has not verified the information regarding adjacent properties and has not visited them or audited them. The values and the information on adjacent properties presented do not have any direct bearing on the San Sebastián Property and the reader should not infer or assume that the San Sebastián Property will have similar results.

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24.0	OTHER RELEVANT DATA AND INFORMATION

24.1	Project Execution Plan

Over the years, Endeavour Silver has carried out various capital improvements to its three operating mines in Mexico including two recent larger-scale projects described below:

•	The expansion of the Bolañitos silver mine in 2012 from 1,000TPD to 1,500TPD

•	The rebuild and expansion of the El Cubo silver mine to 1,500TPD in 2012-13

On both these projects, SFA acted as the Owner’s Engineer, primarily for the process facilities but also working with Endeavour Silver’s team managing the overall project budget and schedule.

The project execution plan for the Terronera Project will be determined when the project is approved for execution but the proposed schedule and capital cost estimates included in this PEA are based on a similar project execution approach as Endeavour Silver used on Bolañitos and El Cubo.

The proposed schedule shown in Figure 24-1 shows an overall time frame of 15 months from project go-ahead to start of full operations.

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Figure 24-1: Proposed Schedule

MONTHS
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Project Go-ahead
x
Engineering
Procurement
Site Preparation
Mine Pre-Development
Delivery of Equipment
Plant Construction
Tailings Facilities Construction
Commissioning
Start -Up
x

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

The results of a preliminary economic analysis for a mining project depend entirely on the main inputs and key assumptions regarding five critical issues:

1.	The size and quality of the deposit

Terronera has a deposit that, at 1,000tpd, will produce ores containing 23,632,000 oz of silver and 169,200 oz of gold over the mine’s 11 year life.

2.	The mining methods

The cut-and-fill mining method planned in the study is used by Endeavour Silver in its current mining operations in Mexico.

3.	The amount of metallurgical testing and engineering

The metallurgical testing program was based on samples taken from the low, medium, and high grade areas of the deposit. The samples were tested by SGS laboratories in Tuscon, Arizona.

The basic engineering of the process and dry tailings plants was carried out by PMICSA, the same company that engineered and constructed the El Cubo project for Endeavour Silver. Although the Terronera Project is only at the preliminary assessment stage, Endeavour Silver authorized basic engineering to be completed to provide more certainty regarding the plant’s capital costs.

The conceptual engineering of the tailings facilities was carried out by AmecFW, an international consultant that engineers Endeavour Silver’s tailings operations at its three mines in Mexico.

4.	The reliability of the cost estimates

All the capital and operating cost estimates were prepared by engineers, contractors, and operations staff with direct experience on Endeavour Silver’s recent capital projects and current operations in Mexico. Quotes were obtained for all major mine and plant equipment.

The mining capital costs were estimated by P&E supported by Endeavour Silver’s mining personnel. Quotes from a Mexican contract miner were used for the mining work to be contracted out.

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All operating costs were assessed from Endeavour Silver’s three mine operations in Mexico. Costs from the mine or plant that best matches the Terronera Project were used. The cash cost per ounce of silver (net of by product) of US$3.93 places Terronera in the lower quartile of mining costs in Mexico.

5.	Metal Prices

Given historical and current prices, the base case prices assumed for silver (US$18/oz) and gold (US$1,260/oz) are, in the QP’s opinion, neither optimistic nor pessimistic. Increases and decreases in the base case prices and their impact on the project key financial indicators were examined as part of the sensitivity analysis.

25.2	Conclusions

The QP concludes that the preliminary economic analysis of the Terronera Project is based on sound inputs and cost estimates that take significant risks out of the project and provide a reliable basis for quantifying the key financial indicators of the project and for examining the project’s most critical sensitivities.

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax internal rate of return 20.0%

•	Project payback period 3.7 years

•	After-Tax Net Present Value (5% discount) of US$48,607,000

These key indicators describe a project whose base case is financially profitable and, as the sensitivity analysis demonstrates, has considerable upside potential should the size of the deposit increase or metal prices improve.

The main downsize risks are that metal prices will drop or operating costs will be higher.

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26.0	RECOMMENDATIONS

26.1	Data Verification

Endeavour Silver implemented a comprehensive QAQC program for 2012 through 2014 at the Terronera Project. P&E recommends to insert both coarse reject and pulp duplicates for future drilling at the Terronera Project to review precision at all stages.

26.2	Mineral Resources and Reserves

Given the encouraging results from this PEA study, P&E recommends in-fill drilling to upgrade Inferred Resources to Indicated Resources as a basis for Prefeasibility or Feasibility Study and estimation of reserves. P&E proposes 12,675m of NQ diamond drilling in 59 holes. An initial Phase 1 campaign of 38 holes (5,060m) is designed to upgrade resources to a minimum economic target of 2.9 million tonnes from surface to 1,340m RL and a Phase 2 campaign of 21 deeper holes (7,615m) to expand resources to 1,200m RL, the lowest elevation tested by current drilling. Elevations at surface over the TRV vein range from 1,475m RL to 1,750m RL, a maximum relief of 285m.

26.3	Mineral Processing and Metallurgical Testing

The following recommendations are presented for discussion and consideration in scheduling future test work and generation of samples throughout the development of the Terronera project:

•	Conduct mineralogical examination of test products

•	Conduct flotation locked cycle tests on production composites using an optimized grind size.

•	Produce sufficient sample for solid – liquid separation studies

•	Analyze flotation products for impurities.

•	Conduct ICP 32 element analyses on final concentrates and tailing products.

•	Concentrate products should be saved for evaluation of a hydrometallurgical option for recovery of precious metals.

•	Optimization of the grinding circuit is recommended for optimization of costs associated with grinding.

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26.4	Environmental

AmecFW recommends that Endeavour Silver submits an application for a revised MIA that increases the mine throughput from 500tpd (which is the current approved MIA) to 1,000tpd and, as the Terronera Project moves through its study and development process, timely applications that support the Proposed Schedule be submitted for all permits and approvals required in Mexico for mining developments as described in Section 20.

AmecFW recommends that Endeavour Silver implement an environmental monitoring program of surface and underground water, creek sediments, soil, air, vegetation, and wildlife conditions and all mining infrastructure and supporting facilities be designed to minimize the impact on the natural environment.

26.5	Further Studies

Given the positive results of the economic analysis, SFA recommends that Endeavour Silver prepares a pre-feasibility study for the Terronera Project. The estimated cost of preparing the pre-feasibility study, including the additional drilling and tests, is given in Table 26-1.

Table 26-1: Estimated Cost of Pre-Feasibility Study

Activity	Estimated Cost US$ (‘000’s)
In-Fill Drilling Program	1,900
Condemnation Drilling At All Sites	300
Site Geotechnical Program	100
Metallurgical Testing & Studies	270
TSF Preliminary Engineering	210
Tailings Transport Trade-off Study	30
Site Hydrology Study	120
Re-estimation of Mineral Resources and Estimation of Reserves	150
Re-assess and Optimize Mine Plan	40
Prepare Detailed Cost Estimates	40
Continue Environmental Studies & Applications	150
Prepare Pre-Feasibility Technical Report	90
Total Estimated Cost	3,400

The QP further recommends that Endeavour Silver considers more drilling to expand the mineral resource which could improve the economics of the Terronera Project.

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27.0	REFERENCES

Lewis, W.J., Murahwi, C.Z., (2013), NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico, by Micon International Limited for Endeavour Silver Corp., March 6, 2013, 128 p.

Munroe, M.J., (2014), NI 43-101 Technical Report on the Resource Estimates for the San Sebastian Project, Jalisco State, Mexico, by Michael J. Munroe for Endeavour Silver Corp., March 27, 2014, 140 p.

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

PETER J. SMITH, P.ENG.

I, Peter J. Smith, P. Eng., residing at 951 Beachview Drive, North Vancouver, BC V7G 1P8, do hereby certify that:

1.	I am an independent consultant and President of Smith Foster & Associates Inc.

2.

This certificate applies to the technical report titled “Technical Report Preliminary Economic Assessment on the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of March 25, 2015.

3.	I graduated with a Bachelor’s Degree in Applied Science (Civil Engineering) from the University of British Columbia in 1968.

4.	I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of BC, registration number 12720.

5.	I have worked as a civil engineer, project manager, and senior engineering manager in Canada and internationally since graduation from university. My summarized career experience is as follows:

•	Engineer - Dept. of Fisheries & Oceans………………………….…….….	1968-1969
•	Engineer - Gruner AG Consulting Engineers, Switzerland………...……	1970-1974
•	Site Project Engineer - Alusuisse Engineering, Switzerland ………..…	1974-1979
•	Project and Construction Manager - Swan Wooster Engineering Ltd	1979-1985
•	Engineer and Co-Owner - Watson Smith Consultants Ltd…………...…	1985-1986
•	Director, Engineering - Vancouver Port Corporation…………………….	1986-1995
•	Managing Director, Ports & Infrastructure - Simons Consulting Ltd…	1995-2000
•	Senior VP, Industrial - UMA Engineering Ltd……………………………	2000-2006
•	Co-Owner & President - Axxent Engineering Ltd…………………..…….	2006-2012
•	Co-Owner & President - Smith Foster & Associates Inc……………	2012-Present

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and hereby certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101), and past relevant work experience on mining projects, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am the qualified person responsible for Sections 1, 2, 3, 5, 18, 21, 22, 24, 25, 26, 27, and 28.

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8.	I visited the site of the project that is the subject of this report on September 11, 2014.

9.	I have no prior involvement with the project that is the subject of this Technical Report.

10.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.

11.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Peter J. Smith]

Peter J. Smith, P. Eng

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

CERTIFICATE OF QUALIFIED PERSON

EUGENIO IASILLO, P.E.

I, Eugenio Iasillo, P. E., residing at 3370 W. Crestone Court Tucson, Arizona 85742 do hereby certify that:

1.	I am currently Principal of:

Process Engineering LLC

3370 W. Crestone Court

Tucson, Arizona 85742

2.

Process Engineering LLC provides consulting services for mining project development and mineral processing plants design. Development of metallurgical data, data analysis and development of plant design criteria. Coordination of EPCM, plant commissioning and start up.

3.	Registrations:

Registered Professional Engineer - Arizona, U.S.

Arizona Certificate/Registration No. 28209

Chemical Engineering, Mexico

Professional Registration, CEDULA No. 486768

4.

This certificate applies to the technical report titled “Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of March 25, 2015.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have visited the Property that is the subject of this report on September 11, 2014.

7.	I am responsible for authoring Sections 13 and 17 of the Technical Report along with those sections of the Summary pertaining thereto.

8.	I have not had prior involvement with the Project that is the subject of this Technical Report.

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9.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.

10.

As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Eugenio Iasillo]

Eugenio Iasillo, P.E.

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CERTIFICATE OF QUALIFIED PERSON

RICHARD SUTCLIFFE, Ph.D., P. GEO.

I, Richard Sutcliffe, Ph.D., P. Geo., residing at 100 Broadleaf Crescent, Ancaster, Ontario, do hereby certify that:

1.	I am an independent geological consultant and Vice President Geology, P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geology (1977). In addition, I have a Master of Science in Geology (1980) from University of Toronto and a Ph.D. in Geology (1986) from the University of Western Ontario. I have worked as a geologist for a total of 32 years since obtaining my M. Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 852).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Precambrian Geologist, Ontario Geological Survey	1980-1989

•	Senior Research Geologist, Ontario Geological Survey	1989-1991

•	Associate Professor of Geology, University of Western Ontario	1990-1992

•	President and CEO, URSA Major Minerals Inc	1992-2012

•	President and CEO, Patricia Mining Corp	1998-2008

•	President and CEO, Auriga Gold Corp.	2010-2012

•	Consulting Geologist	1992-Present

4.	I have not visited the Property that is the subject of this report.

5.	I am responsible for authoring Sections 6-8 and 23 and coauthoring Sections 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

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7.	I have had no prior involvement with the project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Richard Sutcliffe]

Dr. Richard H. Sutcliffe, P. Geo.

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CERTIFICATE OF QUALIFIED PERSON

EUGENE J. PURITCH, P. ENG.

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am an independent mining consultant and President of P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I am a mining consultant currently licensed by Professional Engineers and Geoscientists New Brunswick (License No. 4778), Professional Engineers and Geoscientists Newfoundland & Labrador (License No. 5998), Association of Professional Engineers and Geoscientists Saskatchewan (License No. 16216) and Ontario Association of Certified Engineering Technicians and Technologists (License No. 45252) the Professional Engineers of Ontario (License No. 100014010) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto Canadian Institute of Mining and Metallurgy.

4.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have practiced my profession continuously since 1978. My summarized career experience is as follows:

•	Mining Technologist - H.B.M.& S. and Inco Ltd.,	1978-1980

•	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.,	1981-1983

•	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine,	1984-1986

•	Self-Employed Mining Consultant – Timmins Area,	1987-1988

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•	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti,	1989-1995

•	Self-Employed Mining Consultant/Resource-Reserve Estimator,	1995-2004

•	President – P&E Mining Consultants Inc,	2004-Present

6.	I have visited the Property that is the subject of this report on September 11, 2014.

7.	I am responsible for authoring Section 15 and coauthoring Section 14, 16, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

8.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

9.	I have had no prior involvement with the project that is the subject of this Technical Report.

10.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Eugene J. Puritch]

Eugene J. Puritch, P.Eng.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

CERTIFICATE OF QUALIFIED PERSON

JAMES L. PEARSON, P. ENG.

I, James L. Pearson, P. Eng., residing at 105 Stornwood Court, Brampton, Ontario. Canada, L6W 4H6, do hereby certify that:

1.	I am an independent Mining Engineering Consultant, contracted by P& E Mining Consultants Inc.

2.

This certificate applies to the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of Queen’s University, Kingston, Ontario, Canada, in 1973 with a Bachelor of Science degree in Mining Engineering. I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 36043016). I have worked as a mining engineer for a total of 37 years since my graduation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements;

•	Project Manager and Superintendent of Engineering and Projects at several underground operations in South America;

•	Senior Mining Engineer with a large Canadian mining company responsible for development of engineering concepts, mine design and maintenance;

•	Mining analyst at several Canadian brokerage firms

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for coauthoring Sections 16 and 21, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

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8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[James L. Pearson]

James L. Pearson, P. Eng.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

CERTIFICATE OF QUALIFIED PERSON

JARITA BARRY, P.GEO.

I, Jarita Barry, P. Geo., residing at 3053 Keniris Road, Nelson, British Columbia, V1L 6Z8, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of RMIT University of Melbourne, Victoria, Australia, with a B.Sc. in Applied Geology. I have worked as a geologist for a total of 9 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Engineers and Geoscientists of British Columbia (License No. 40875). I am also a member of the Australasian Institute of Mining and Metallurgy of Australia (Member No. 305397);

4.

I have read the definition of “qualified person” set out in National Instrument 43 -101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Geologist, Foran Mining Corp.	2004

•	Geologist, Aurelian Resources Inc.	2004

•	Geologist, Linear Gold Corp	2005-2006

•	Geologist, Búscore Consulting	2006-2007

•	Consulting Geologist (AusIMM)	2008-2014

•	Consulting Geologist, P.Geo. (APEGBC/AusIMM)	2014-Present.

5.	I have not visited the Property that is the subject of this Technical Report.

6.	I am responsible for authoring Sections 4 and 11 and coauthoring Section 12, 25 and 26 of this Technical Report along with those sections of the Summary pertaining thereto.

7.	I am independent of the Issuer applying all of the tests in section 1.5 of National Instrument 43-101.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

8.	I have not had prior involvement with the project that is the subject of this Technical Report.

9.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Jarita Barry]

Jarita Barry, P. Geo.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for a total of 12 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Exploration Geologist, Cameco Gold	1997-1998

•	Field Geophysicist, Quantec Geoscience	1998-1999

•	Geological Consultant, Andeburg Consulting Ltd	1999-2003

•	Geologist, Aeon Egmond Ltd.	2003-2005

•	Project Manager, Jacques Whitford	2005-2008

•	Exploration Manager – Chile, Red Metal Resources	2008-2009

•	Consulting Geologist	2009-Present

4.	I have visited the Property that is the subject of this report on September 11, 2014 and October 7, 2014.

5.	I am responsible for authoring Sections 9 and 10 and coauthoring Sections 12, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[David Burga]

David Burga, P. Geo.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

CERTIFICATE OF QUALIFIED PERSON

RICHARD E. ROUTLEDGE, P.GEO.

I, Richard E. Routledge, P. Geo., residing at 82 Oriole Drive, Holland Landing, Ontario, L9N 1H3, do hereby certify that:

1.	I am an independent Consulting Geologist who has been contracted by P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I graduated with a Bachelor of Science degree, Major in Geology, from Sir George Williams (Concordia) University in 1971 and with a Masters degree in Applied Exploration Geology from McGill University in 1973. I have worked as a geologist for about 38 years since post-graduation. I am a Professional Geologist registered in the Province of Ontario (APGO No. 1354) and licensed by the Northwest Territories (NAPEGG No. L744).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Independent Consulting Geologist	2011 – Present

•	Roscoe Postle Associates Inc., Consulting Geologist	1998 – 2011

•	Independent Consulting Geologist	1994 – 1997

•	Vice President Exploration, Greater Lenora Resources Corp.	1993 – 1994

•	Teck Explorations Ltd, Evaluations and Mineral Commodities Geologist	1985 – 1992

•	Derry, Michener, Booth & Wahl, Exploration and Consulting Geologist	1973 – 1985

4.	I have not visited the property that is the subject of this Technical Report.

5.	I am responsible for coauthoring Sections 14, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Richard E. Routledge]

Richard E. Routledge, P. Geo.

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

CERTIFICATE OF QUALIFIED PERSON

Scott Fleming, PE
Senior Associate, Amec Foster Wheeler
2000 South Colorado Blvd, #2-1000
Denver, CO 80222
scott.fleming@amecfw.com

I, Scott Fleming, PE, am employed as a Senior Associate Civil Engineer with Amec Foster Wheeler.

This certificate applies to the technical report entitled “N.I. 43-101 Technical Report, Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” that has an effective date of 25 March 2015 (the “Technical Report”).

I am a Professional Engineer in the State of Colorado. I graduated from Colorado State University with a Bachelor of Arts in Environmental Studies degree in1973 and a Bachelor of Science with a Civil Engineering degree in 2002.

I have practiced my profession continuously since 1974 and have been involved in environmental and civil engineering assessments in United States, Mexico, Chile, and Peru. I have been doing environmental assessments of mining projects since 2004 and in Mexico since 2010.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have visited the Terronera property. My visit to the Terronera site was September 11-12, 2014.

I am responsible for the preparation of Section #20 and Section #26.3 of the Technical Report.

I am independent of Endeavour Silver as independence is described by Section 1.5 of NI 43–101.

I have been involved in the Terronera project as senior advisor and Amec Foster Wheeler project manager for the Terronera project since September 2014 and was QP for environmental, permitting, and social impact related studies.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and sealed”
Scott Fleming, P.E.

Dated: 30 April 2015

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

Appendix A

Figure #1: Plan View 1440 Elevation

Figure #2: Projected Longsection

Figure #3: Projected Cross Section

Figure #4: Cut & Fill Mining

CROSS SECTION LOOKING NORTH WEST
TOPOGRAPHY
FRESH AIR RAISE
LEGEND
MINEABLE SHAPE
PLANNED BACK SLASH
DRIFT DEV IN ORE
U/G DEVELOPMENT
VENTILATION
1440 ADIT/DRIVE
TOPOGRAPHY
1610 EL
1590 EL
1560 EL
1530 EL
1500 EL
1470 EL
1440 EL
1410 EL
1380 EL
1350 EL
1320 EL
1290 EL
RAMP @ 12%
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE

PLEASE SEE LONGSECTION AND PLAN VIEW FOR LOCATION OF CROSS SECTION

NOT FOR CONSTRUCTION

TERRONERA PROJECTED CROSS SECTION	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada
	SCALE NTS — APRIL 1 2015
	FIGURE #3

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

Appendix B

Memo dated November 5, 2014

“Analysis of Metallurgical Data”

PROCESS ENGINEERING L.L.C.

3370 W. Crestone Court
Tucson, Arizona 85742
O: (520) 225-0354
C: (520) 461-2663

MEMORANDUM

To:	**Peter Smith**	**Date:**	**5 November 2014**
Company:	**Endeavour Silver**	**From:**	**Eugenio Iasillo**
Copy to:	**Manuel Moreno**	**Project No.**	**PE - 136 - 01**
Subject:	**San Sebastian Project – Analysis of Metallurgical Data**		

Development of the flow sheet and mass balance calculations for San Sebastian project are based on metallurgical data developed at SGS/METCON in Tucson, Arizona. Definition of an economic flow sheet for the project is on the critical path for timely completion of the PEA study for the project. This memorandum provides an analysis of the metallurgical data developed on three composites representing low, medium and high grades of precious metal bearing materials. This analysis was conducted to define the metallurgical data required to support the process development for San Sebastian.

A review of METCON's most recent progress report was conducted. General comments and recommendations regarding the most relevant data developed are provided in the following paragraphs.

Grind Size Evaluation:

Rougher flotation studies for recovery of gold and silver into rougher concentrates were completed on the following drill core composites:

- Low grade (LG),
- Medium grade (MG)
- High grade (HG)

The metallurgical composites were generated by Endeavor Silver (EDR) Geology department. A summary of metallurgical results is provided in the following tabulation.

Rougher Concentrate Flotation Grind Size VS Precious Metal Recovery Summary of Results										
Sample ID	Grind Size P_{80} (micron)	Concentrate Weight (%)	Assay				Recovery (%)			
			Ag (g/t)	Au (g/t)	Fe (%)	S (%)	Ag	Au	Fe	S
FT-TRPM1 Low Grade	138	7.52	2000	12.3	6.91	8.56	89.99	69.95	52.14	92.07
	98	6.59	2220	15.1	7.72	9.86	92.28	76.89	46.47	93.29
	68	9.25	1670	11.9	5.92	6.98	94.61	84.06	44.82	94.68
	43	9.30	1620	13.4	5.67	6.62	95.51	89.56	40.49	89.45
FT-TRPM2 Medium Grade	147	4.56	4180	112.0	4.20	3.82	74.37	72.00	28.63	90.12
	90	4.70	4410	119.0	4.29	3.72	79.41	78.05	25.81	90.17
	77	5.72	3610	106.0	3.95	3.04	80.71	80.69	28.29	94.86
	37	11.17	2050	57.9	2.55	1.55	85.73	89.77	27.85	90.69
FT-TRPM3 High Grade	139	7.42	7110	16.2	8.48	11.30	89.23	78.29	50.40	92.83
	89	8.42	6630	11.3	8.05	10.20	91.14	85.24	49.55	93.99
	64	7.97	7120	14.9	8.52	10.80	92.98	87.17	45.94	93.98
	44	9.32	6130	11.1	7.16	8.85	93.57	87.70	44.04	90.99

The metallurgical data indicate the following:

HIGH GRADE COMPOSITE
Grind Size Evaluation

METAL % RECOVERY
100
90
80
70
60
50
40
30
20
10
0
0
50
100
150
GRIND (P80) SIZE microns
Au (%)
Ag (%)
Fe (%)

Processing options:

Processing options to be considered for San Sebastian include the following:

Gravity Concentration:

Recommendations:

Input is needed from all parties involved to ensure that all the items required for definition of the flow sheet are addressed on the next series of tests, including generation of final products specifications for marketing purposes.

Enclosures:

Data analysis Low, Medium and High grade composites
Cyanide soluble assay – Heads and tailing
Metallics assay log

Process Engineering L.L.C. | **Endeavour Silver** | **Page No.** 1
Design: Eugenio Iasillo | **Revised by:** Manuel Moreno | **Date:** 30-Oct-14
Project: San Sebastian | **Subject:** Flotation Rougher Concentrates – Low Grade Composite | **Project No:** PE - 136 - 01

SAN SEBASTIAN PROJECT

FLOTATION PROCESS GRIND SIZE VS RECOVERY EVALUATION

					ASSAY							RECOVERY			
Test	OBJECTIVE	METALLURGICAL PRODUCTS	GRIND SIZE P80 (microns)	WEIGHT (%)	Au (g/tonne)	Ag (g/tonne)	Fe (%)	S (%)				Au (%)	Ag (%)	Fe (%)	S (%)
FT-TRPM1-01	GRIND SIZE STUDY	ROUGHER CONCENTRATE	138	7.52	12.3	2000	6.91	8.56				69.95	89.99	52.14	92.07
FT-TRPM1-02	GRIND SIZE STUDY	ROUGHER CONCENTRATE	98	6.59	15.1	2220	7.72	9.86				76.89	92.28	46.47	93.29
FT-TRPM1-03	GRIND SIZE STUDY	ROUGHER CONCENTRATE	68	9.25	11.9	1670	5.92	6.98				84.06	94.61	44.82	94.68
FT-TRPM1-04	GRIND SIZE STUDY	ROUGHER CONCENTRATE	43	9.30	13.4	1620	5.67	6.62				89.56	95.51	40.49	89.45

Remarks:

LOW GRADE COMPOSITE
Grind Size Evaluation
METAL % RECOVERY
GRIND (P80) SIZE microns
Au (%)
Ag (%)
Fe (%)

PRECIOUS METAL RECOVERY
VS
Rougher concentrate weight
RECOVERY (%)
CONCENTRATE WEIGHT (%)
Au (%)
Ag (%)

PRECIOUS METAL RECOVERY
VS
IRON RECOVERY
RECOVERY (%)
IRON RECOVERY %
Au (%)
Ag (%)

Process Engineering L.L.C.
Design: Eugenio Iasillo
Project: San Sebastian

Endeavour Silver
Revised by: Manuel Moreno
Subject: Flotation Rougher Concentrates – Medium Grade Composite

Page No. 1
Date: 30-Oct-14
Project No: PE-136-01

SAN SEBASTIAN PROJECT

FLOTATION PROCESS GRIND SIZE VS RECOVERY EVALUATION

					ASSAY							RECOVERY			
Test	OBJECTIVE	METALLURGICAL PRODUCTS	GRIND SIZE P80 (microns)	WEIGHT (%)	Au (g/tonne)	Ag (g/tonne)	Fe (%)	S (%)				Au (%)	Ag (%)	Fe (%)	S (%)
FT-TRPM2-01	GRIND SIZE STUDY	ROUGHER CONCENTRATE	147	4.56	112	4180	4.20	3.82				72.00	74.37	28.63	90.12
FT-TRPM2-02	GRIND SIZE STUDY	ROUGHER CONCENTRATE	90	4.70	119	4410	4.29	3.72				78.05	79.41	25.81	90.17
FT-TRPM2-03	GRIND SIZE STUDY	ROUGHER CONCENTRATE	77	5.72	106	3610	3.95	3.04				80.69	80.71	28.29	94.86
FT-TRPM2-04	GRIND SIZE STUDY	ROUGHER CONCENTRATE	37	11.17	58	2050	2.55	1.55				89.77	85.73	27.85	90.69

Remarks:

MEDIUM GRADE COMPOSITE
Grind Size Evaluation
METAL % RECOVERY
GRIND (P80) SIZE microns
Au (%)
Ag (%)
Fe (%)

PRECIOUS METAL RECOVERY
VS
Rougher concentrate weight
RECOVERY (%)
CONCENTRATE WEIGHT (%)
Au (%)
Ag (%)
Linear (Au (%))

PRECIOUS METAL RECOVERY
VS
IRON RECOVERY
RECOVERY (%)
IRON RECOVERY %
Au (%)
Ag (%)

Process Engineering L.L.C.
Design: Eugenio Iasillo
Project: San Sebastian

Revised by: Manuel Moreno
Subject: Flotation Rougher Concentrates – High Grade Composite

Endeavour Silver

Page No. 1
Date: 30-Oct-14
Project No: PE - 136 - 01

SAN SEBASTIAN PROJECT

FLOTATION PROCESS GRIND SIZE VS RECOVERY EVALUATION

					ASSAY							RECOVERY			
Test	OBJECTIVE	METALLURGICAL PRODUCTS	GRIND SIZE P80 (microns)	WEIGHT (%)	Au (g/tonne)	Ag (g/tonne)	Fe (%)	S (%)				Au (%)	Ag (%)	Fe (%)	S (%)
FT-TRPM3-01	GRIND SIZE STUDY	ROUGHER CONCENTRATE	139	7.42	16.2	7110	8.48	11.30				78.29	89.23	50.40	92.83
FT-TRPM3-02	GRIND SIZE STUDY	ROUGHER CONCENTRATE	89	8.42	11.3	6630	8.05	10.20				85.24	91.14	49.55	93.99
FT-TRPM3-03	GRIND SIZE STUDY	ROUGHER CONCENTRATE	64	7.97	14.9	7120	8.52	10.80				87.17	92.98	45.94	93.98
FT-TRPM3-04	GRIND SIZE STUDY	ROUGHER CONCENTRATE	44	9.32	11.1	6130	7.16	8.85				87.70	93.57	44.04	90.99

Remarks:

HIGH GRADE COMPOSITE
Grind Size Evaluation

100
90
80
70
60
50
40
30
20
10
0
METAL % RECOVERY
0
50
100
150
GRIND (P80) SIZE microns
Au (%)
Ag (%)
Fe (%)

PRECIOUS METAL RECOVERY
VS
Rougher concentrate weight

100
90
80
70
60
50
40
30
20
10
0
RECOVERY (%)
0
2
4
6
8
10
CONCENTRATE WEIGHT (%)
Au (%)
Ag (%)

PRECIOUS METAL RECOVERY
VS
IRON RECOVERY

100
90
80
70
60
50
40
30
20
10
0
RECOVERY (%)
43.0
44.0
45.0
46.0
47.0
48.0
49.0
50.0
51.0
IRON RECOVERY %
Au (%)
Ag (%)

SGS Metcon
7701 BUSINESS PARK DRIVE
TUCSON , ARIZONA 85743

Client ID: Process Engineering LLC
Project No: M-862-01 San Sebastian Project

Gold and Silver Head Analyses Summary of Results								
Sample ID	Au, g/t	Ag, g/t	CN.Au, g/t		CN.Ag, g/t		Sodium Cyanide Soluble	
							Au, %	Ag, %
TRPM-01	1.27	177	1.15	1.19	149	150	92	85
TRPM-02	8.27	262	6.30	6.70	218	220	79	84
TRPM-03	1.65	621	1.40	1.38	604	602	84	97

SGS Metcon
7701 BUSINESS PARK DRIVE
TUCSON , ARIZONA 85743

Client ID: Process Engineering LLC
Project No: M-862-01 San Sebastian Project

Gold and Silver Tails Analyses
Summary of Results

Sample ID	Au, g/t	Ag, g/t	CN.Au, g/t	CN.Ag, g/t	Sodium Cyanide Soluble	
					Au, %	Ag, %
TRPM-01-1	0.43	18.1	0.32	14.4	74	80
TRPM-01-2	0.32	13.1	0.27	10.8	84	82
TRPM-01-3	0.23	9.7	0.22	7.9	96	81
TRPM-01-4	0.16	7.8	0.14	6.5	88	83
TRPM-02-1	2.08	68.8	1.96	53.0	94	77
TRPM-02-2	1.65	56.4	1.53	41.0	93	73
TRPM-02-3	1.54	52.4	1.42	37.0	92	71
TRPM-02-4	0.83	42.9	0.80	28.0	96	65
TRPM-03-1	0.36	68.8	0.22	63.0	61	92
TRPM-03-2	0.18	59.3	0.13	46.0	72	78
TRPM-03-3	0.19	46.6	0.12	38.0	63	82
TRPM-03-4	0.16	43.3	0.14	33.0	88	76

SGS **METALLICS ASSAY LOG**

DESCRIPTION : Process Engineering LLC

OBJECTIVE : Quantify Presence of Coarse Gold and Silver.

PROJECT No. : M-862-01
PROJECT Name : San Sebastian
DATE : 30-Oct-14

METALLURGICAL RESULTS									
SAMPLE IDENTIFICATION	PRODUCT	WEIGHT		ASSAYS (g/t)		CONTENT (mg)		DISTRIBUTION (%)	
		(grams)	(%)	Au	Ag	Au	Ag	Au	Ag
TRPM-01 Head Sample	+ 150 mesh	13.60	2.71	1.84	152.0	0.025	2.067	3.56	3.00
	- 150 mesh	487.70	97.29	1.39	137.0	0.678	66.815	96.44	97.00
	Calculated Head	501.30	100.00	1.40	137.4	0.703	68.882	100.00	100.00
Duplicate Analyses	- 150 mesh			1.40	144.0				
	- 150 mesh			1.38	130.0				

METALLURGICAL RESULTS									
SAMPLE IDENTIFICATION	PRODUCT	WEIGHT		ASSAYS (g/t)		CONTENT (mg)		DISTRIBUTION (%)	
		(grams)	(%)	Au	Ag	Au	Ag	Au	Ag
TRPM-02 Head Sample	+ 150 mesh	41.50	8.29	8.84	167.6	0.367	6.954	9.44	5.77
	- 150 mesh	459.40	91.71	7.67	247.0	3.521	113.472	90.56	94.23
	Calculated Head	500.90	100.00	7.76	240.4	3.888	120.426	100.00	100.00
Duplicate Analyses	- 150 mesh			7.55	251.0				
	- 150 mesh			7.78	243.0				

METALLURGICAL RESULTS									
SAMPLE IDENTIFICATION	PRODUCT	WEIGHT		ASSAYS (g/t)		CONTENT (mg)		DISTRIBUTION (%)	
		(grams)	(%)	Au	Ag	Au	Ag	Au	Ag
TRPM-03 Head Sample	+ 150 mesh	9.40	1.88	11.81	628.3	0.111	5.906	12.48	2.08
	- 150 mesh	491.00	98.12	1.59	565.0	0.778	277.415	87.52	97.92
	Calculated Head	500.40	100.00	1.78	566.2	0.889	283.321	100.00	100.00
Duplicate Analyses	- 150 mesh			1.56	573.0				
	- 150 mesh			1.61	557.0

TERRONERA PROJECT
PRELIMINARY ECONOMIC ASSESSMENT

Appendix C

Process Plant

•	General Arrangement

•	General Arrangement View 1

•	General Arrangement View 2 & 3

•	General Arrangement View 4 & 5

Dry Tailings Plant

•	General Arrangement Plan

•	General Arrangement View 1, 2 and 3

WATER STORAGE TANKS
MAIN ELECTRICAL SUBSTATION
SECONDARY CRUSHING
PRIMARY CRUSHING
COARSE ORE STORAGE
TABLE No. 1
TOPOGRAPHICAL COORDINATES
REQUIRED POLYGON
IMPACTED AREA
TABLE No. 4
LOCATION OF EXPLOITATION
DRILLING HOLES FOR
GEOTECHNICAL
ABBREVIATIONS
TABLE No. 2
PROJECT DATA
TABLE No. 3
MINERAL STORAGE
LEGEND
NOTES:
CONCEPTUAL
INFORMATION
ENDEAVOUR SILVER CORP.
CONCEPTUAL ENGINEERING
"TERRONERA"
1,000 STPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
LAYOUT
DRAWN BY J. M. O. G.
CHECKED BY G. G. M.
AREA 000
01
01
A
ENDEAVOUR

COARSE ORE STORAGE AREA
PRIMARY CRUSHING
SECONDARY CRUSHING
OPERATING PLATFORM
CONTROL ROOM

VIEW 1-1

SECONDARY CRUSHING
FINE ORE STORAGE BIN
CONTROL ROOM
OPERATING PLATFORM
ROAD

VIEW 1-1

ABBREVIATIONS

NOTES:

CONCEPTUAL INFORMATION

ENDEAVOUR SILVER CORP.

CONCEPTUAL ENGINEERING

PROJECT: "TERRONERA" 1,000 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT VIEW 1

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	03	A

ENDEAVOUR SILVER

FILTRATE
CONCENTRATE
DEWATERING
FLOTATION
MILLING
VIEW 2-2
MILLING
REAGENT
AREA
FINE ORE
STORAGE
BIN
VIEW 3-3
ABBREVIATIONS
NOTES:
CONCEPTUAL
INFORMATION
ENDEAVOUR SILVER CORP.
CONCEPTUAL ENGINEERING
"TERRONERA"
1,000 MTPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
VIEWS 2 & 3
000
01
03
A
ENDEAVOUR

FLOTATION
REAGENT AREA
MAINTENANCE WORKSHOP
VIEW 4-4
FILTRATION
CONCENTRATE STORAGE AREA
LABORATORY AREA
SECONDARY CRUSHING
VIEW 5-5
ABBREVIATIONS
NOTES:
CONCEPTUAL INFORMATION
ENDEAVOUR SILVER CORP.
CONCEPTUAL ENGINEERING
"TERRONERA"
1,000 MTPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
VIEWS 4 & 5.
000
01
04
A
ENDEAVOUR
PMICSA

DRY TAILINGS DEPOSIT
ROAD
TAILINGS FILTRATION
LEGEND
ABBREVIATIONS
NOTES
PLAN VIEW
CONCEPTUAL INFORMATION
PMICSA
ENDEAVOR SILVER CORP.
CONCEPTUAL ENGINEERING
"TERRONERA"
1,000 MTPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
FILTRATION & DRY TAILINGS DISPOSAL
PLAN VIEW
500
01
01
ENDEAVOUR

DRY TAILINGS DEPOSIT
ROAD
ROAD
ROAD
VIEW 1-1
VIEW 2-2
VIEW 3-3
ABBREVIATIONS
NOTES:
CONCEPTUAL INFORMATION
ENDEAVOUR SILVER CORP.
CONCEPTUAL ENGINEERING
"TERRONERA"
1,000 MTPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
FILTRATION & DRY TAILINGS DISPOSAL
VIEWS 1, 2 & 3.
500
01
02
ENDEAVOUR